As filed with the Securities and Exchange Commission on July 16, 1998
                                                      Registration No. 333-49135

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  PRE-EFFECTIVE


                                 AMENDMENT NO. 3


                                       TO
                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              EXCO RESOURCES, INC.
             (Exact name of registrant as specified in its charter)

             TEXAS                                            74-1492779
 (State or other jurisdiction of                           (I.R.S. Employer
  incorporation or organization)                           Identification No.)


      5735 Pineland Drive, Suite 235                  Douglas H. Miller
           Dallas, Texas 75231                    Chief Executive Officer
             (214) 368-2084                  5735 Pineland Drive, Suite 235
     (Address, including zip code, and               Dallas, Texas 75231
   telephone number, including area code,            Tel: (214) 368-2084
of Registrant's principal executive offices)         Fax: (214) 368-2087
                                             (Name, address, including zip code,
                                              and telephone number, including
                                              area code, of agent for service)

                          ------------------------------
                                    Copy to:
                                William L. Boeing
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                               Tel: (214) 651-5000
                               Fax: (214) 651-5940
                          ------------------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ X ]

         If the Registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                                                                          PROPOSED
                                                              PROPOSED MAXIMUM             MAXIMUM
TITLE OF EACH CLASS OF SECURITIES TO   AMOUNT TO BE            OFFERING PRICE             AGGREGATE               AMOUNT OF
          BE REGISTERED                 REGISTERED              PER SHARE (3)         OFFERING PRICE         REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------------
STOCK PURCHASE RIGHTS
  FOR COMMON STOCK (1)........         5,943,360                   --                       --                      -- (4)
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK, $.02 PAR VALUE
  PER SHARE TOTAL.............         5,943,360 (2)              $6.00                 $35,660,160            $10,806 (4)
===================================================================================================================================



(1) This Registration Statement relates to rights (the "Rights") to purchase common stock, par value $.02 per share (the "Common Stock"), of EXCO Resources, Inc. ("EXCO") which will be issued as a dividend to holders of the Common Stock, and to the shares deliverable upon exercise of the Rights. This Registration Statement also relates to reoffers and resales of certain of these Rights by certain holders thereof who may be deemed to be affiliates of EXCO.




(2) These shares of Common Stock are deliverable upon exercise of the Rights. This Registration Statement also relates to reoffers and resales of shares of Common Stock to be purchased by Ares Leveraged Investment Fund,
      L.P. and OCM Principal Opportunities Fund, L.P. (the "Standby
      Purchasers").
(3) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(g) under the Securities Act of 1933.
(4) Since both the Rights and the shares of Common Stock acquired pursuant to the exercise of the Rights are being registered for distribution under this Registration Statement, for purposes of Rule 457 there is no separate registration fee for the Rights. A filing fee of $9,253 was paid in connection with the initial filing of this Registration Statement.


                     --------------------------------------


================================================================================

PROSPECTUS


      [LOGO]          5,943,360 SHARES
                             EXCO RESOURCES, INC.

                                  COMMON STOCK
                            ------------------------

         EXCO Resources, Inc. ("EXCO") is distributing to the holders of its common stock, par value $.02 per share (the "Common Stock"), transferable rights (the "Rights") to subscribe for and purchase an aggregate of 5,943,360 shares of EXCO's Common Stock, for a price of $6.00 per share (the "Subscription
Price"). Each holder of Common Stock of record as of July 16, 1998 is entitled to receive ten Rights for each share of Common Stock held as of such date. One Right entitles the holder to purchase one share of Common Stock. Each Right also carries the right to subscribe at the Subscription Price for shares of Common Stock that are not otherwise purchased pursuant to the exercise of Rights. The Rights will be evidenced by transferable certificates (each, a "Subscription Certificate"). The distribution of the Rights and sale of shares of Common Stock are referred to herein as the "Rights Offering." There is no minimum number of shares that must be subscribed for in the Rights Offering for it to be completed. Ares Management, L.P. on behalf of Ares Leveraged Investment Fund, L.P. ("Ares") and Oaktree Capital Management, LLC on behalf of OCM Principal Opportunities Fund, L.P. ("Oaktree") (the "Standby Purchasers") each have provided a standby commitment (the "Standby Purchase Agreements") to purchase from EXCO shares of Common Stock not purchased pursuant to the exercise of the Rights, also at a price of $6.00 per share. Ares has agreed to purchase from EXCO a minimum of 1,000,000 shares of Common Stock and a maximum of 2,000,000 shares of Common Stock not purchased pursuant to the exercise of the Rights (the "Ares Standby Purchase Agreement") The Ares Standby Purchase Agreement would be exercised immediately following expiration of the Rights Offering provided a minimum of 3,000,000 shares of Common Stock are purchased pursuant to the Rights Offering, at least 250,000 shares of which must be purchased by Douglas H. Miller ("Mr. Miller"). Oaktree has agreed to purchase from EXCO 1,000,000 shares of Common Stock not purchased pursuant to the exercise of the Rights (the "Oaktree Standby Purchase Agreement"). The Oaktree Standby Purchase Agreement would be exercised immediately following expiration of the Rights Offering provided a minimum of 2,000,000 shares are purchased pursuant to the Rights Offering, at least 250,000 shares of which must be purchased by Mr. Miller and provided Ares has purchased at least 1,000,000 shares pursuant to the Ares Standby Purchase Agreement. See "The Rights Offering."


         The Rights Offering, together with the Standby Purchase Agreement, are intended to fund a pending acquisition transaction, to repay indebtedness of EXCO and to increase EXCO's working capital. See "Use of Proceeds."


         The Rights will expire at 5:00 p.m., Dallas time, on August 12, 1998, unless extended by EXCO (such date and time, as it may be extended, the "Expiration Date"), and thereafter will be void and of no effect. Shareholders who do not exercise or sell their Rights prior to the Expiration Date will relinquish the value inherent in the Rights. Accordingly, shareholders are strongly urged to exercise or sell their Rights prior to the Expiration Date.


         On December 19, 1997, Mr. Miller purchased from certain holders 413,423 shares of outstanding Common Stock at a price of $3.00 per share ($6.00 per share equivalent after adjusting for the one-for-two reverse stock split (the "Reverse Stock Split") approved by shareholders on March 31, 1998) for an aggregate purchase price of approximately $1.24 million. On December 31, 1997, EXCO sold 100,000 shares of Common Stock each to T.W. Eubank ("Mr. Eubank") and Earl E. Ellis ("Mr. Ellis") for a cash price of $3.00 per share ($6.00 per share equivalent after adjusting for the Reverse Stock Split) for aggregate gross proceeds of $600,000. The net proceeds were used to repay certain outstanding accounts payable and to provide additional working capital to EXCO. On March 31, 1998, shareholders approved the expansion of membership on EXCO's Board of Directors. The shareholders elected Mr. Miller, Mr. Eubank, J. Douglas Ramsey ("Dr. Ramsey"), T. Boone Pickens ("Mr. Pickens"), Stephen F. Smith ("Mr. Smith"), Mr. Ellis and J. Michael Muckleroy ("Mr. Muckleroy") to the Board of Directors. See "Recent Developments."

         The Prospectus also covers (i) the potential resale of Rights by certain directors and executive officers of EXCO, including Messrs., Miller, Eubank and Ellis and (ii) the reoffer and resale of Common Stock by the Standby Purchasers. See "Selling Shareholders" and "Plan of Distribution."


         The Common Stock is quoted on the OTC Bulletin Board (the "OTC") under the symbol "EXCO." On July 10, 1998, the last reported sale price of the Common Stock on the OTC was $6.50 per share as adjusted for the Reverse Stock Split. It is anticipated that the Rights will trade on the OTC under the symbol "EXCO RT" until the close of business on the last trading day preceding the Expiration Date. EXCO has made application to list its Common Stock on the Nasdaq National Market System following completion of the Rights Offering. There can be no assurance that such application will be approved.


SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                           -------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------------------
                                                 SUBSCRIPTION           UNDERWRITING DISCOUNTS          PROCEEDS TO
                                                    PRICE                  AND COMMISSION                EXCO (1)
------------------------------------------------------------------------------------------------------------------------
Per share of Common Stock...........             $ 6.00 (2)                     N/A                      $ 35,660,160
   Total...........................              $ 6.00                         N/A                      $ 35,660,160
------------------------------------------------------------------------------------------------------------------------



(1) Before deducting expenses payable by EXCO with respect to the Rights Offering, estimated at approximately $217,500.
(2) This represents the Subscription Price for purchase of a share of Common Stock upon exercise of the Rights.


                            -------------------------


     July 16, 1998

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which can be identified by the use of forward-looking terminology such as, "may," "believe," "expect," "intend," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. All statements other than statements of historical fact included in this Prospectus, including without limitation, the statements under "Prospectus Summary," "Risk Factors," "Pro Forma Combined Condensed Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Business and Properties -- Business Strategy," "Business and Properties -- Oil and Natural Gas Reserves" and "Certain Federal Income Tax Considerations -- Tax Consequences to Holders of Rights" located elsewhere herein regarding EXCO's financial position and liquidity, the volume or discounted present value of its oil and natural gas reserves, its ability to service its indebtedness, its strategic plans including its ability to locate and complete acquisitions of oil and natural gas assets, and other matters, are forward-looking statements. Although EXCO believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors with respect to any such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from EXCO's expectations ("Cautionary Statements") are disclosed in this Prospectus, including, without limitation, in conjunction with the forward-looking statements included in this Prospectus. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, the timing and extent of changes in commodity prices for oil and natural gas, the need to develop and replace reserves, environmental risks, drilling and operating risks, risks related to exploitation and development, uncertainties about the estimates of reserves, competition, government regulation and the ability of EXCO to meet its stated business goals. All subsequent written and oral forward-looking statements attributable to EXCO or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus or incorporated by reference in this Prospectus. Unless the context otherwise requires, the term "EXCO" means EXCO Resources, Inc. and its subsidiary taken as a whole. Quantities stated as equivalent oil reserves are based on a factor of six thousand cubic feet of natural gas per barrel of oil. Except as otherwise indicated herein, each reference herein to "on a pro forma basis" shall mean that the results for the stated period or other information has been adjusted to reflect the consummation of the Maverick County Acquisition, the Jacobi-Johnson Acquisition, the Dawson County Acquisition and the Merger Agreement (each as defined herein). Unless otherwise stated herein, all references to shares of Common Stock, for periods prior to March 31, 1998, do not take into account EXCO's Reverse Stock Split (as defined herein) approved by shareholders on March 31, 1998. Certain terms relating to the oil and natural gas business and used herein are defined in the "Glossary of Selected Oil and Natural Gas Terms" included elsewhere in this Prospectus.


                                  THE COMPANY

     EXCO is an independent oil and natural gas company that has been engaged in the oil and natural gas business since 1955. EXCO's activities are currently conducted primarily in Texas and Louisiana. Due to limited capital resources and cash flow, in recent years EXCO's business activity has decreased. At December 31, 1997, EXCO had 779,150 Boe of proved reserves, 93% of which were natural gas, and owned leasehold interests in a total of 15,788 gross acres (3,744 net acres) of oil and natural gas properties, 49% of gross acres (75% net) which were developed acres. EXCO held interests in 47 gross (9.76 net) wells at December 31, 1997. On a pro forma basis at December 31, 1997, EXCO had an interest in 176 gross (50.9 net) wells and had estimated proved reserves of 2,268,100 Boe with an estimated SEC PV-10 of $13.1 million ($12.2 million Standardized Measure). Approximately 70% of these reserves were classified as proved developed producing reserves. On a pro forma basis at December 31, 1997, EXCO's proved reserves had an estimated reserve life of 13.3 years and were 62% natural gas. EXCO currently serves as operator of 77 wells. See "Business and Properties -- Oil and Natural Gas Reserves" and "--Acreage."

    On December 19, 1997, Mr. Miller acquired 413,423 (approximately 51%) of EXCO's outstanding shares of Common Stock at $3.00 per share, from various holders, including certain current and former officers and directors of EXCO. At that time, three of EXCO's five directors resigned and Mr. Miller and Mr. Eubank were elected to the Board of Directors. In addition, Mr. Miller was elected Chairman of the Board and Chief Executive Officer and Mr. Eubank was elected President, Treasurer and Chief Financial Officer. On December 31, 1997, Mr. Eubank and Mr. Ellis each acquired from EXCO 100,000 shares of Common Stock for $3.00 per share. Also, on December 31, 1997, Mr. Eubank resigned as Chief Financial Officer and Dr. Ramsey was appointed Chief Financial Officer and Vice President of EXCO. Mr. Miller was formerly Chairman of the Board and Chief Executive Officer of Coda Energy, Inc. ("Coda"). Mr. Eubank was formerly President and a director of Coda and Mr. Ellis was formerly a director of Coda. Dr. Ramsey was formerly Financial Planning Manager of Coda. With the proceeds of the Rights Offering and the credit facility arranged with NationsBank of Texas, N.A. (the "Credit Facility"), the new management team has commenced an aggressive acquisition, development and exploitation program. In executing this strategy, EXCO will focus on producing properties with enhancement opportunities from activities such as infill drilling, recompletions, repairs and equipment changes. EXCO will seek properties it can operate, thus maintaining the maximum control of enhancement activities.

RECENT AND PENDING ACQUISITIONS

         Maverick County Acquisition. On February 11, 1998, EXCO acquired certain properties from Osborne Oil Company and Gypsy Production Company and certain other sellers (the "Maverick County Acquisition") in the Chittim/Barclay Ranch Properties located in Maverick County, Texas (the "Maverick County Properties"). As of December 31, 1997, the Maverick County Properties were estimated to contain 415,975 Boe of proved reserves, 98% of which were natural gas, and owned leasehold interests in a total of 3,744 gross acres (3,123 net acres) of oil and natural gas properties, 9.6% of gross acres which were developed acres. The aggregate purchase price for the Maverick County Properties was $760,200. See "Recent Developments -- Maverick County Acquisition."

          Jacobi-Johnson Acquisition. On May 8, 1998, EXCO acquired all of the outstanding common stock (the "Jacobi-Johnson Acquisition") of Jacobi-Johnson Energy, Inc. ("Jacobi-Johnson"). Jacobi-Johnson owns oil and natural gas working interests in Polk, Nacogdoches, Navarro, Smith and Wood Counties, Texas (collectively, the "Jacobi-Johnson Properties"). The Jacobi-Johnson Properties include 34 gross producing (14.3 net producing) wells with current net production of approximately 59.4 Bbls of oil and 171,000 cubic feet of natural gas per day. In addition to the producing wells, the Jacobi-Johnson Properties include working interests in two saltwater disposal wells. As of December 31, 1997, the Jacobi-Johnson Properties are estimated to contain proved reserves of 234,985 Bbls of oil and 597,880 Mcf of natural gas. Approximately 100% of the estimated proved reserves of the Jacobi-Johnson Properties are classified as developed. The aggregate purchase price paid for the stock was $1,476,451, subject to post-closing adjustments. See "Recent Developments -- Jacobi -- Johnson Acquisition."

         Gladstone Merger. EXCO entered into an Agreement and Plan of Merger (the "Merger Agreement") on May 1, 1998 with Gladstone Resources, Inc. ("Gladstone"). Gladstone is a Dallas, Texas based oil and natural gas production company with properties located in Kent, Stonewall, Schleicher, Pecos and Madison Counties, Texas, and San Juan County, New Mexico. Under terms of the Merger Agreement, Gladstone stockholders will receive approximately $1.4 million, or $.33 per share, in cash. It is currently anticipated that the transaction will close in the third quarter of 1998, with EXCO being the surviving corporation. See "Recent Developments -- Gladstone Merger."

         Dawson County Acquisition. On June 30, 1998, EXCO completed the acquisition of certain oil and natural gas properties from various working interest owners, (the "Dawson County Acquisition") located in Dawson and Brazos Counties, Texas (the "Dawson County Properties"). The Dawson County Properties include 11 gross (5.3 net) producing wells and 4 gross (1.5 net) saltwater disposal and non-producing wells which may require recompletions, workovers or abandonment. The Dawson County Properties include 645 gross (327 net) developed acres and 627 gross (279 net) undeveloped acres. The purchase price was approximately $3.5 million cash.

CONTROL OF EXCO


         Upon purchasing the shares of EXCO's Common Stock on December 19, 1997, Mr. Miller held approximately 51% of EXCO's outstanding Common Stock. On that date, three of EXCO's five directors resigned and Mr. Miller was nominated and appointed to the Board of Directors. Also, on December 19, 1997, Mr. Miller nominated Mr. Eubank to the Board of Directors and Mr. Eubank was appointed a director. David N. Fitzgerald and Charles W. Gleeson, then-existing directors, remained on the Board of Directors until March 31, 1998, when the shareholders of EXCO elected Messrs. Miller, Eubank, Ramsey, Pickens, Smith, Ellis and Muckleroy.


         On December 31, 1997, EXCO sold 100,000 shares of its Common Stock to each of Messrs. Eubank and Ellis (with each now holding approximately 10% of EXCO's outstanding Common Stock). Mr. Miller currently holds approximately 41% of the outstanding Common Stock. Messrs. Ellis, Eubank and Miller intend to exercise an indeterminate number of their Rights pursuant to the Rights Offering. Further, Messrs. Ellis, Eubank and Miller may assign an indeterminate number of their Rights to other buyers, including transferring Rights to the Standby Purchasers. See "Recent Developments -- Change of Control."

CREDIT FACILITY

         On February 11, 1998, EXCO entered into the Credit Facility with NationsBank of Texas, N.A. The Credit Facility provides for borrowings not to exceed $50 million, subject to borrowing base limitations.


         The Credit Facility consists of a regular revolver, which at July 13, 1998, had a borrowing base of $6.7 million. As of July 13, 1998, approximately $1,080,000 was available to be borrowed under the Credit Facility. All borrowings under the Credit Facility are secured by a first lien deed of trust providing a security interest in tangible and intangible assets representing at least 90% of the assessed present value of EXCO's oil and natural gas properties. See "Description of Credit Facility."


BUSINESS STRATEGY

         Following completion of the Rights Offering, EXCO intends to build itself as a leading independent oil and natural gas exploitation and production company by implementing the following business strategies:

         o Growth. Achieve asset, revenue and cash flow growth as a result of the acquisition and further development of other producing oil and natural gas properties. EXCO believes there are numerous opportunities to acquire additional energy assets and to enhance the value of such assets through improved operating practices and by aggressively developing reserve potential.

         o        Acquire and Enhance Producing Oil and Natural Gas Properties.
                  Take advantage of opportunities that currently exist in the United States to acquire producing oil and natural gas properties. EXCO plans to continue to focus its acquisition activities onshore in Texas, New Mexico, Oklahoma and Louisiana in order to complement its existing properties and operations; however, EXCO plans to review potential acquisitions in other regions of the United States if they represent a significant concentration of energy-related assets.

         o Emphasize Exploitation and Development Activities. Exploit its existing oil and natural gas properties and conduct development evaluation and drilling on its existing and future oil and natural gas properties. EXCO intends to concentrate on enhancement opportunities from activities such as infill drilling, recompletions, repairs and equipment changes. EXCO may participate, from time to time, in a limited number of exploratory wells.

         o Corporate Efficiencies. Maximize corporate efficiencies through the development and operation of a larger asset base with the potential to limit increases in overhead in the future.

         o Capital Management. Maintain financial strength and flexibility through effective management of debt and equity.

         o Technology. Increase its exploitation efforts, focusing on established geological trends where EXCO can employ geological, geophysical and engineering expertise. EXCO is considering the application of 3-D seismic and advanced drilling technologies where cost-effective and appropriate.

                            SOURCES AND USES OF FUNDS


         The total proceeds from the Rights Offering are estimated to be approximately $35,660,160 (assuming all Rights are exercised). The following table sets forth the proposed sources and uses of funds from the Rights Offering. See "Use of Proceeds."





                                                                                Amounts
                                                                             (in millions)
Sources
Common Stock...............................................................          $ 35.7
                                                                                     ------
         Total.............................................................          $ 35.7
                                                                                     ======
Uses
Gladstone Merger ..........................................................          $  1.4
Repay indebtedness ........................................................             5.7
Working capital ...........................................................              .5
Future acquisitions........................................................            21.4
Development drilling and recompletion......................................             6.5
Rights Offering expenses ..................................................              .2
                                                                                     ------
         Total ............................................................          $ 35.7
                                                                                     ======



----------------------------------




                                  RISK FACTORS

         See "Risk Factors" for a discussion of certain factors that should be considered in connection with an investment in the Common Stock offered hereby, including information regarding EXCO's capital structure and continuing losses, the uncertainty of natural gas and oil prices and certain risks associated with the Rights Offering.

                             -----------------------

         EXCO maintains its principal executive offices at 5735 Pineland Drive, Suite 235, Dallas, Texas 75231, and its telephone number is (214) 368-2084.

                               THE RIGHTS OFFERING


         The Rights Offering is an integral part of EXCO's growth strategy. The Rights Offering is intended to recapitalize EXCO through the issuance of up to approximately $35.7 million in Common Stock. The net proceeds of the Rights Offering along with amounts borrowed under the Credit Facility will be used to fund the expansion and diversification of EXCO's operations through the acquisition of oil and natural gas producing properties and the further development and exploitation of those properties. EXCO will issue and sell up to an aggregate of approximately $35.7 million of Common Stock to investors who subscribe to purchase shares of Common Stock in the Rights Offering and through the exercise of the Standby Purchase Agreements, if necessary. The Rights Offering will permit holders of Rights to purchase shares of Common Stock at $6.00 per share. The Subscription Price was determined by the Board of Directors of EXCO and may not reflect the actual or fair value of EXCO or the Common Stock. The price was determined after considering such factors as the price paid by Messrs. Miller, Eubank and Ellis for the purchase of their shares in December 1997 after taking into account the Reverse Stock Split, the current trading price for the Common Stock, future prospects of EXCO,the industry in general and EXCO's position in the industry, market valuations of the securities of companies engaged in similar activities, the quality of the management team and negotiations with the Standby Purchasers. See "The Rights Offering."


EFFECTS OF THE RIGHTS OFFERING

         The net proceeds from the Rights Offering will enhance EXCO's ability to compete in the oil and natural gas industry by providing significant equity capital to EXCO and improving its ability to attract additional capital. The Rights Offering will allow EXCO to build its equity capital position which EXCO believes it can leverage under its Credit Facility and to arrange other debt and equity offerings. A portion of the net proceeds will be used to repay outstanding indebtedness incurred under the Credit Facility in connection with the Maverick County Acquisition, the Jacobi-Johnson Acquisition and the Dawson County Acquisition. Management believes all of these actions will enhance
EXCO's ability to pursue additional acquisition and development opportunities and to carry out its business strategy.

SUMMARY OF TERMS


Rights..............................    Each holder of Common Stock will receive
                                        ten transferable Rights for each share
                                        of Common Stock held of record by such
                                        holder at the close of business on July
                                        16, 1998 ("the Record Date"). An
                                        aggregate of 5,943,360 Rights will be
                                        distributed pursuant to the Rights
                                        Offering. Each Right will entitle the
                                        holder to purchase one share of Common
                                        Stock. An aggregate of 5,943,360 shares
                                        of Common Stock will be sold assuming
                                        all Rights are ultimately exercised
                                        under the Basic Subscription Privilege,
                                        the Oversubscription Privilege (if
                                        needed) and the Standby Purchase
                                        Agreements (if needed). See "The Rights
                                        Offering -- The Rights."


Basic Subscription Privilege........    Each Right will entitle the holder
                                        thereof to receive, upon payment of the
                                        Subscription Price, one share of Common
                                        Stock (the "Basic Subscription
                                        Privilege"). See "The Rights Offering --
                                        Subscription Privileges -- Basic
                                        Subscription Privilege."

Oversubscription Privilege..........    Each holder of Rights who exercises in
                                        full such holder's Basic Subscription
                                        Privilege may also subscribe at the
                                        Subscription Price for additional Rights to acquire additional shares of Common
                                        Stock available as a result of
                                        unexercised Rights, if any (the
                                        "Oversubscription Privilege"). In no
                                        event, however, may the holder of Rights oversubscribe for more than 100% of the shares purchased by the holder in the Basic Subscription Privilege. If the number of shares available, taking into account the aforementioned restrictions, are not sufficient to satisfy the oversubscriptions, the available shares will be allocated pro rata (subject to elimination of fractional shares) among the holders of Rights who exercise the Oversubscription Privilege, in proportion, not to the number of shares requested pursuant to the
                                        Oversubscription Privilege, but to the
                                        number of shares each beneficial holder
                                        has purchased pursuant to the Basic
                                        Subscription Privilege; provided,
                                        however, that if such pro rata
                                        allocation results in any holder being
                                        allocated a greater number of shares
                                        than such holder subscribed for pursuant to the exercise of such holder's
                                        Oversubscription Privilege, then such
                                        holder will be allocated only such
                                        number of shares as such holder
                                        subscribed for and the remaining shares
                                        will be allocated among all other
                                        holders exercising the Oversubscription
                                        Privilege. See "The Rights Offering--
                                        Subscription Privileges--
                                        Oversubscription Privilege."


Standby Purchase Agreement .........    The Standby Purchasers have agreed to
                                        purchase an additional number of shares
                                        of Common Stock equal to the number of
                                        shares of Common Stock not purchased
                                        pursuant to the exercise of Rights under the Basic Subscription Privilege and the Oversubscription Privilege. The Ares
                                        Standby Purchaser Agreement provides
                                        that Ares will purchase a minimum of
                                        1,000,000 shares and a maximum of
                                        2,000,000 shares also at a price of
                                        $6.00 per share, provided a minimum of
                                        3,000,000 shares of Common Stock are
                                        purchased pursuant to the Rights
                                        Offering by holders other than the
                                        Standby Purchasers and at least 250,000
                                        of such shares are purchased by Mr.
                                        Miller. The Oaktree Standby Purchase
                                        Agreement provides that Oaktree will
                                        purchase 1,000,000 shares of Common
                                        Stock provided a minimum of 2,000,000
                                        shares are purchased pursuant to the
                                        Rights Offering by holders other than
                                        the Standby Purchasers and at least
                                        250,000 of such shares are purchased by
                                        Mr. Miller and provided Ares has
                                        purchased 1,000,000 shares pursuant to
                                        the Ares Standby Purchase Agreement. In
                                        addition, the Standby Purchasers may
                                        acquire Rights from shareholders and
                                        exercise those Rights separate and apart from the terms of the Standby Purchase
                                        Agreements. This Prospectus also covers
                                        resales, from  time to time, of shares
                                        of Common Stock purchased by the Standby
                                        Purchasers. See "The Rights Offering --
                                        Standby Purchase Agreements," "Selling
                                        Shareholders" and "Plan of
                                        Distribution."

Subscription Price..................    $ 6.00 in cash per share of Common
                                        Stock.


Expiration Date.....................    5:00 p.m., Dallas time, August 12, 1998
                                        (subject to extension by EXCO). Rights
                                        not exercised prior to the Expiration
                                        Date will be void and will no longer be
                                        exercisable by any Rights holder.
Procedure for Exercising
  Rights............................    The Basic Subscription Privilege and the
                                        Oversubscription Privilege may be
                                        exercised by properly completing and
                                        signing the Subscription Certificate
                                        evidencing the Rights and forwarding
                                        such Subscription Certificate (or
                                        following the guaranteed delivery
                                        procedures), together with payment of
                                        the Subscription Price for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege, to
                                        Continental Stock Transfer & Trust
                                        Company, as subscription agent (the
                                        "Subscription Agent"), on or prior to
                                        the Expiration Date. If forwarding
                                        Subscription Certificates by mail, it is recommended that insured, registered mail be used. No interest will be paid on funds delivered in payment of the Subscription Price. The Instructions as to use of EXCO Resources, Inc.
                                        Subscription Certificates (the
                                        "Instructions") accompanying the
                                        Subscription Certificates should be read carefully and followed in detail. See
                                        "The Rights Offering-- Exercise of
                                        Rights."

NO REVOCATION.......................    ONCE A HOLDER OF RIGHTS HAS EXERCISED
                                        THE BASIC SUBSCRIPTION PRIVILEGE OR THE
                                        OVERSUBSCRIPTION PRIVILEGE, SUCH
                                        EXERCISE MAY NOT BE REVOKED. SEE "THE
                                        RIGHTS OFFERING -- NO REVOCATION."

Transferability of Rights...........    The Rights are transferable, and it is
                                        expected that they will trade on the OTC until the close of business on the last
                                        OTC trading day prior to the Expiration
                                        Date. There can be no assurance,
                                        however, that a market for the Rights
                                        will develop or, if a market develops,
                                        that the market will remain available
                                        throughout the period during which
                                        Rights may be exercised, or as to the
                                        price at which the Rights will trade.
                                        See "The Rights Offering-- Method of
                                        Transferring Rights."

Certain Federal Income Tax
  Considerations....................    For United States federal income tax
                                        purposes, Rights holders generally
                                        should not recognize taxable income in
                                        connection with the issuance to them or
                                        exercise by them of Rights. Rights
                                        holders may incur gain or loss upon the
                                        sale of the Rights or the shares of
                                        Common Stock acquired upon exercise of
                                        the Rights or upon the receipt of
                                        dividends. See "Material Federal Income
                                        Tax Considerations."

OTC Symbols.........................    The Common Stock is traded on the OTC
                                        under the symbol "EXCO." It is
                                        anticipated that the Rights and the
                                        Common Stock will trade on the OTC under the symbol "EXCO RT."

Common Stock........................    The terms of the Common Stock are
                                        described under "Description of Capital
                                        Stock."

Listing.............................    EXCO has made application to list its
                                        Common Stock on the Nasdaq National
                                        Market System following completion of
                                        the Rights Offering. There can be no
                                        assurance the Common Stock will be
                                        accepted for listing.


Resales by Affiliates...............    Certain directors and officers of EXCO
                                        who are also shareholders of EXCO (the
                                        "Selling Rightsholders") including
                                        Messrs. Miller, Eubank and Ellis, will
                                        be receiving Rights on the same terms as all other shareholders. This Prospectus also covers the resale, if any, of Rights by such Selling Rightsholders.
                                        EXCO will not receive any of the
                                        proceeds of such sales of Rights by a
                                        Selling Rightsholder.  See "Selling
                                        Shareholders" and "Plan of
                                        Distribution."

               SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

         The following table presents selected historical financial data for EXCO. The financial data should be read in conjunction with EXCO's financial statements, the notes thereto and the other financial information, including pro forma information, included elsewhere herein. In the opinion of management of EXCO, the data presented reflect all adjustments considered necessary for a fair presentation of the results for such periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included elsewhere herein.

                                       NINE MONTH
                                       TRANSITION
                                      PERIOD ENDED         FISCAL YEAR ENDED
                                      DECEMBER 31,            DECEMBER 31,         THREE MONTHS ENDED MARCH 31,
                                     ------------   -----------------------------  ---------------------------
                                                                        PRO FORMA                    PRO FORMA
                                        1995(1)     1996(1)      1997    1997(5)    1997      1998    1998(5)
                                     ------------   -------    -------  ---------  ------    ------  ---------
                                                       (In thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Revenues:
 Oil and natural gas..............   $        560   $   872    $   670  $   3,078  $  219    $ 173   $     674
 Other............................             76        39         28         86      11       10          12
                                     ------------   -------    -------  ---------  ------    ------  ---------
    Total revenues................            636       911        698      3,164     230      183         686

Costs and expenses:
 Oil and natural gas production...            333       429        322      1,254      99       95         282
 General and administrative.......            366       373        486        531     106      239         260

 Depreciation, depletion and
  amortization....................             92       114         84        567      28       36         183

Interest Expenses................               5        18         11        507       5        7         156


 Other (2)........................             --       303         --         --      --       --          --
                                     ------------   -------    -------  ---------  ------    ------  ---------
    Total expenses................            796     1,237        903      2,859     238       377        881
                                     ------------   -------    -------  ---------  ------    ------  ---------
Income (loss) before income taxes.           (160)     (326)      (205)       305      (8)     (194)      (195)
Income taxes......................             --        --         --        104      --        --         --
                                     ------------   -------    -------  ---------  ------    ------  ---------
Net income (loss).................   $       (160)  $  (326)   $  (205) $     201  $   (8)   $ (194) $    (195)
                                     ============   =======    =======  =========  ======    ======  =========
Net income (loss) per share(3)(4).   $       (.47)  $  (.85)   $  (.51) $     .41  $ (.02)   $ (.38) $    (.33)
                                     ============   =======    =======  =========  ======    ======  =========
Weighted average common and
  common equivalent shares
  outstanding (3).................            338        38        403        488     403       509        594
                                     ============   =======    =======  =========  ======    ======  =========

                                                  DECEMBER 31,                 MARCH 31, 1998
                                         ------------------------------     --------------------
                                                                                         PRO
                                           1995       1996      1997         ACTUAL    FORMA(5)
                                         --------  ---------- ---------     --------- ----------
                                                          (In thousands)
BALANCE SHEET DATA:

   Current assets.......................   $582     $   373   $   727       $   256    $    980
   Oil and natural gas properties, net..    820         749       473         1,275       7,716
   Total assets.........................  1,511       1,226     1,270         1,754       8,696
   Current liabilities..................    861         658       328           372         617
   Long-term debt.......................     40          36        15           612       6,796
   Stockholders' equity.................    610         532       927           770       1,283

(1) The data for all prior years has been restated to reflect the change in EXCO's method of accounting for oil and natural gas operations to the full cost method of accounting. See Note 2 to EXCO's Financial Statements. As a result of the change in the accounting method, net income has been increased by $44,000 ($0.15 per share) for the year ended March 31, 1994; the net loss for the year ended March 31, 1995, the nine month period ended December 31, 1995 and the year ended December 31, 1996, has been decreased $40,000 ($0.12 per share), $184,000 ($0.54 per share) and $3,000 ($0.01 per share), respectively.
(2) The $303,000 expense in fiscal 1996 represents the legal, accounting and other expenses associated with the attempted acquisition by EXCO of Taurus Energy Corp.
(3) Per share data has been restated to reflect the one-for-five reverse stock split effective July 19, 1996 and the Reverse Stock Split effective March 31, 1998. The adoption of Financial Accounting Standards Board No. 128, Earnings per Share, did not have a material impact on net income
       (loss) per share amounts reported herein.
(4)    EXCO has not paid any dividends during any of the periods presented.
(5) See "Pro Forma Combined Condensed Financial Statements" included elsewhere in this Prospectus for a discussion of the preparation of this data.

                                                SUMMARY RESERVE AND PRODUCTION DATA


                                                                                            DECEMBER 31,
                                                                             ------------------------------------------
                                                                                                            PRO FORMA
                                                                                      1996          1997     1997(4)
                                                                             ------------- -------------   ------------
PRODUCTION DATA FOR THE YEAR ENDED:
      Oil (Bbls)...........................................................         22,150        14,453         86,282
      Natural gas (Mcf)....................................................        224,024       181,091        483,342
      Barrel oil equivalents (Boe).........................................         59,487        44,635        166,839
PROVED RESERVES AT YEAR END (1) (2):
      Oil (Bbls)...........................................................        168,886        58,116        870,400
      Natural gas (Mcf)....................................................      4,761,691     4,326,205      8,386,400
      Barrel oil equivalents (Boe).........................................        962,501       779,150      2,268,100
      Percentage Proved Developed..........................................          59.8%         57.3%          79.1%
PRICES AT YEAR END (2):
      Oil (per Bbl)........................................................  $       24.29  $      16.74   $      16.68
      Natural gas (per Mcf)................................................           3.40          2.11           2.04
FUTURE NET CASH FLOWS AT YEAR END (in thousands) (2):
      Before tax ..........................................................  $      14,646 $       6,985   $     20,583
      Discounted at 10%, before tax........................................          8,319         4,028         13,059
      Standardized Measures of Discounted Future Net Cash Flows (3)........          8,319         3,865         12,231


(1) As of December 31, 1996 and 1997, the proved oil and natural gas reserves for substantially all of EXCO's properties were estimated by independent petroleum engineering consultants. See "Business -- Reserves."
(2) Proved reserves and future net cash flows were estimated in accordance with the Securities and Exchange Commission (the "Commission") guidelines. Prices at December 31 in each of the years 1996 and 1997 were used in the calculation of proved reserves and future net cash flows and were held constant through the periods of estimated production, except as otherwise provided by contract, in accordance with Commission guidelines. For limitations on the accuracy and reliability of reserves and future net cash flow estimates, see "Risk Factors -- Uncertainty of Estimates of Oil and Natural Gas Reserves."
(3) The Standardized Measure of Discounted Future Net Cash Flows prepared by EXCO represents the present value (using an annual discount rate of 10%) of estimated future net revenues from the production of proved reserves, after giving effect to income taxes. See Note 12 to EXCO's Financial Statements herein for additional information regarding the disclosure of the Standardized Measure of Discounted Future Net Cash Flows.
(4) See "Pro Forma Combined Condensed Financial Statements" included elsewhere in this Prospectus for a discussion of the preparation of this data. The production data represents the sum of the actual production during 1997 for EXCO and with respect to the properties acquired or to be acquired in the Maverick County Acquisition, the Jacobi-Johnson Acquisition, the Gladstone Merger and the Dawson County Acquisition.

                                  RISK FACTORS

         Holders of Rights should consider carefully the following factors relating to the business of EXCO and the Rights Offering, together with the information and financial data set forth elsewhere in this Prospectus, prior to making an investment decision.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This Prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act which can be identified by the use of forward-looking terminology such as, "may," "believe," "expect," "intend," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. All statements other than statements of historical fact included in this Prospectus, including without limitation, the statements under "Prospectus Summary," "Risk Factors," "Pro Forma Combined Condensed Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Business and Properties -- Business Strategy," "Business and Properties -- Oil and Natural Gas Reserves" and "Certain Federal Income Tax Considerations -- Tax Consequences to Holders of Rights" located elsewhere herein regarding EXCO's financial position and liquidity, the volume or discounted present value of its oil and natural gas reserves, its ability to service its indebtedness, its strategic plans including its ability to locate and complete acquisitions of oil and natural gas assets, and other matters, are forward-looking statements. Although EXCO believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors with respect to any such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from EXCO's expectations ("Cautionary Statements") are disclosed in this Prospectus, including, without limitation, in conjunction with the forward-looking statements included in this Prospectus. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, the timing and extent of changes in commodity prices for oil and natural gas, the need to develop and replace reserves, environmental risks, drilling and operating risks, risks related to exploitation and development, uncertainties about the estimates of reserves, competition, government regulation and the ability of EXCO to meet its stated business goals. All subsequent written and oral forward-looking statements attributable to EXCO or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

FINANCIAL RISKS

         FUTURE DEBT SERVICE

         EXCO has arranged the Credit Facility to provide an additional source of capital to finance EXCO's acquisition, development and exploitation strategy. EXCO's level of indebtedness in the future could have certain effects on its future operations, including that (i) a substantial portion of EXCO's cash flow from operations could be dedicated to the payment of interest and principal on its indebtedness and will not be available for other purposes, (ii) the covenants contained in the Credit Facility require EXCO to meet certain financial tests and other restrictions, will limit its ability to borrow additional funds, to grant liens and to dispose of assets and will affect EXCO's flexibility in planning for and reacting to changes in its business, including possible acquisition activities, and (iii) EXCO's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired. The pledge of substantially all of EXCO's assets as collateral for the Credit Facility will for the foreseeable future make it difficult for EXCO to obtain financing on an unsecured basis or to obtain secured financing other than certain "purchase money" indebtedness collateralized by the acquired assets.

         EXCO's ability to meet any future debt service obligations will be dependent upon EXCO's future performance, which will be subject to oil and natural gas prices, EXCO's level of production, general economic conditions and to financial, business and other factors affecting the operations of EXCO, many of which are beyond its control. There can be no assurance that EXCO's future performance will not be adversely affected by such changes in oil and natural gas prices and/or production nor by such economic conditions and/or financial, business and other factors. In addition, there can be no assurance that EXCO's business will generate sufficient cash flow from operations or that future bank credit will be available in an amount sufficient to enable EXCO to service its indebtedness or make necessary expenditures. In such event, EXCO would be required to obtain such financing from the sale of equity securities or other debt financing. There can be no assurance that any such financing will be available on terms acceptable to EXCO. Should sufficient capital not be available, EXCO may not be able to continue to implement its business strategy. See "Management's Discussion and Analysis of Financial Position and Results of Operations -- Liquidity and Capital Resources."

         HISTORY OF LOSSES

         EXCO had net losses of $160,000, $326,000 and $205,000, for the nine months ended December 31, 1995 and the years ended December 31, 1996 and 1997, respectively. EXCO had a net loss of $194,000 for the first three months ended March 31, 1998 due to a $133,000 increase in general and administrative costs. This increase reflects EXCO's increased staffing and new focus on reserve acquisitions. There is no assurance that EXCO will consummate any acquisitions in the future and, to the extent that natural gas and crude oil prices are low, such losses may be substantial. See "-- Business and Industry Risks -- Effects of Changing Prices" and "Pro Forma Combined Condensed Financial Statements."

RIGHTS OFFERING RISKS

         MARKET CONSIDERATIONS


         The Subscription Price was determined by the Board of Directors of EXCO and may not reflect the actual or fair value of EXCO or the Common Stock. The price was determined after considering such factors as the price paid by Messrs. Miller, Eubank and Ellis for the purchase of their shares in December 1997 after taking into account the Reverse Stock Split, the current trading price for the Common Stock, future prospects of EXCO, the industry in general and EXCO's position in the industry, market valuations of the securities of companies engaged in similar activities, the quality of the management team and negotiations with the Standby Purchasers. At the time the Subscription Price for the Rights Offering was determined, such price represented a 7.7% discount to the market price for EXCO's Common Stock. There is currently no public market for the Rights. Although the Rights will be listed for trading on the OTC, there can be no assurance that an active public market will develop or be sustained for the Rights, that the market price of the Common Stock will not decline during the subscription period or that, following the issuance and exercise of the Rights, a subscribing Rights holder will be able to sell shares of Common Stock purchased in the Rights Offering at a price equal to or greater than the Subscription Price. The market price of the Common Stock could be subject to significant fluctuations in response to EXCO's operating results and other factors, including the size of the public float of the Common Stock (which will depend in part on the percentage of the Rights that are exercised pursuant to the Rights Offering).


         The effect of the discount on the market price for the Rights may increase the trading values for the Rights relative to what those trading values might be if such discount were not present. However, due to the inherent value of the Rights, the market price for EXCO's Common Stock may decrease by an amount that approximates the value of the Rights when the Rights are distributed and begin to trade as a separate security.

         IRREVOCABILITY OF SUBSCRIPTIONS

         The election to exercise Rights is irrevocable. Until certificates representing shares of Common Stock are delivered, subscribing Rights holders may not be able to sell such shares. Certificates representing shares of Common Stock purchased in the Rights Offering will be delivered by mail as soon as practicable following the Expiration Date. No interest will be paid to Rights holders on funds delivered to the Subscription Agent pursuant to the exercise of Rights pending delivery of such certificates and return of any excess funds not applied to the purchase of shares.

         NO MINIMUM SUBSCRIPTION

         There is no minimum number of shares that must be subscribed for in the Rights Offering. The Standby Purchase Agreements are conditioned upon Rights for 3,000,000 shares being exercised. However, even if this condition is not met, it is EXCO's intention to consummate the Rights Offering and issue the number of shares of Common Stock actually subscribed for, without performance of the Standby Purchase Agreements. To the extent that this Rights Offering is not fully subscribed for, EXCO would receive a smaller sum of net proceeds and its growth strategy may be slowed.

         CERTAIN FEDERAL INCOME TAX CONSIDERATIONS


         Haynes and Boone, LLP has rendered an opinion that the holders of Common Stock should recognize no income or gain for federal income tax purposes upon the receipt, exercise or lapse of the Rights, although this matter is not free from doubt. Nevertheless, the federal income tax treatment of the distribution of Rights to holders of Common Stock and any subsequent exercise or lapse of such Rights is subject to some uncertainty with respect to the characterization of the distribution of the Rights under the Internal Revenue Code of 1986, as amended. See "Material Federal Income Tax Considerations" for a more detailed discussion of the federal income tax consequences resulting from the purchase, ownership and disposition of Rights.

BUSINESS AND INDUSTRY RISKS

         NEED FOR ADDITIONAL FINANCING FOR GROWTH

         The growth of EXCO's business will require substantial capital on a continuing basis. There is no assurance that any such required additional funds would be available on satisfactory terms and conditions, if at all. There is also no assurance that EXCO will not pursue, from time to time, opportunities to acquire oil and natural gas properties and businesses that may utilize the capital currently expected to be available for its present operations. The amount and timing of EXCO's future capital requirements, if any, will depend upon a number of factors, including drilling costs, transportation costs, equipment costs, marketing expenses, staffing levels and competitive conditions, and any purchases or dispositions of assets, many of which are not within EXCO's control. Failure to obtain any required additional financing could materially adversely affect the growth, cash flow and earnings of EXCO. In addition, EXCO's pursuit of additional capital could result in the incurrence of additional debt or potentially dilutive issuances of additional equity securities. See "Management's Discussion and Analysis of Financial Position on Results of Operations -- Liquidity and Capital Resources."

         CONCENTRATION OF PRODUCTION

         Four properties which currently include 2 wells account for 75% of EXCO's SEC PV-10 value based on proved reserves (including proved undeveloped reserves) at December 31, 1997. On a pro forma basis, 44 properties which currently include 52 wells account for 75% of EXCO's SEC PV-10 value based on proved reserves (including proved undeveloped reserves) at December 31, 1997. Accordingly, to the extent that EXCO experiences any operating difficulties in connection with such wells or that the estimated proved reserves attributable thereto are less than those that are currently estimated to exist or to the extent EXCO is unable to fully develop proved reserves currently classified as proved undeveloped reserves, EXCO could be adversely affected.

         GEOGRAPHIC RESTRICTIONS

         Pursuant to the non-competition provisions of Mr. Miller's employment agreement with Coda, Mr. Miller, and as a result EXCO, is prohibited for a period of one year beginning November 26, 1997 from acquiring or seeking to acquire any rights or interest in any of sixteen properties in which Coda has an existing interest or which it was studying at November 26, 1997. This restriction also extends to two oil and natural gas companies. Some of these locations are in areas in which EXCO might have an interest and generally represent the types of properties EXCO would be interested in acquiring. The non-competition restrictions may adversely effect, at least in the short term, EXCO's ability to execute its growth strategy.

         INABILITY TO DEVELOP ADDITIONAL RESERVES

         EXCO's future success as an oil and natural gas producer, as is generally the case in the industry, depends upon its ability to find, develop and acquire additional oil and natural gas reserves that are economically recoverable. Except to the extent that EXCO conducts successful development activities or acquires properties containing proved reserves, EXCO's proved reserves will generally decline as reserves are produced. There can be no assurance that EXCO will be able to locate additional reserves or that EXCO will drill economically productive wells or acquire properties containing proved reserves. See "Business and Properties -- Acreage" and "-- Drilling Activities."

         ACQUISITION RISKS

         EXCO's business strategy includes focused acquisitions of producing oil and natural gas properties. Any such future acquisitions will require an assessment of the recoverable reserves, future oil and natural gas prices, operating costs, potential environmental and other liabilities and other similar factors. It generally is not feasible to review in detail every individual property involved in an acquisition. Ordinarily, review efforts are focused on the higher-valued properties. However, even a detailed review of all properties and records may not reveal existing or potential problems; nor will it permit EXCO to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections are not always performed on every well, and potential problems, such as mechanical integrity of equipment and environmental conditions that may require significant remedial expenditures, are not necessarily observable even when an inspection is undertaken. Even if problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of such problems. There can be no assurance that oil and natural gas properties acquired by EXCO will be successfully integrated into EXCO's operations or will achieve desired profitability objectives.

         DRILLING RISKS

         EXCO's drilling involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be encountered. EXCO must incur significant expenditures for the identification and acquisition of properties and for the drilling and completion of wells. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, weather conditions and shortages or delays in the delivery of equipment. In addition, any use by EXCO of 3-dimensional seismic and other advanced technology requires greater pre-drilling expenditures than traditional drilling strategies. There can be no assurance as to the success of EXCO's future drilling activities.

         UNCERTAINTY OF ESTIMATES OF OIL AND NATURAL GAS RESERVES

         Numerous uncertainties are inherent in estimating quantities of proved oil and natural gas reserves, including many factors beyond the control of EXCO. This Prospectus contains an estimate of EXCO's proved oil and natural gas reserves and the estimated future net cash flows and revenue therefrom based upon reports of EXCO's independent petroleum engineers. Such reports rely upon various assumptions, including assumptions required by the Commission, as to constant oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds and such reports should not be construed as the current market value of the estimated proved reserves. The process of estimating oil and natural gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, engineering and economic data for each reservoir. As a result, such estimates are inherently an imprecise evaluation of reserve quantities and the future net revenue therefrom. Actual future production, revenue, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from those assumed in the estimate. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth in this Prospectus. In addition, EXCO's reserves may be subject to downward or upward revision, based upon production history, results of future exploitation and development, prevailing oil and natural gas prices and other factors. See "Business and Properties -- Oil and Natural Gas Reserves."

         GEOGRAPHIC CONCENTRATION OF OPERATIONS

         Virtually all of EXCO's current operations are located in Texas and Louisiana. Because of this concentration, any regional events that increase costs or competition, reduce availability of equipment or supplies, reduce demand or limit production will impact EXCO more adversely than if EXCO was geographically diversified.

         CERTAIN INDUSTRY AND MARKETING RISKS

         EXCO's operations are subject to the risks and uncertainties associated with drilling for, producing and transporting of oil and natural gas. EXCO's future ability to market its natural gas and oil production will depend upon the availability and capacity of natural gas gathering systems and pipelines and other transportation facilities. Federal and state regulation of oil and natural gas production and transportation, general economic conditions, changes in supply and in demand all could materially adversely affect EXCO's ability to market its oil and natural gas production. See "Business and Properties -- Products, Markets and Revenues" and "-- Regulation."

         EFFECTS OF CHANGING PRICES

         The future financial condition and results of operations of EXCO depend upon the prices it receives for its oil, natural gas and the costs of acquiring, developing and producing oil and natural gas. Oil and natural gas prices have historically been volatile and are subject to fluctuations in response to changes in supply, market uncertainty and a variety of additional factors that are also beyond EXCO's control. These factors include, without limitation, the level of domestic production, the availability of imported oil and natural gas, actions taken by foreign oil and natural gas producing nations, the availability of transportation systems with adequate capacity, the availability of competitive fuels, fluctuating and seasonal demand for natural gas, conservation and the extent of governmental regulation of production, weather, foreign and domestic government relations, the price of domestic and imported oil and natural gas, and the overall economic environment. A substantial or extended decline in oil and/or natural gas prices could have a material adverse effect on EXCO's estimated value of its natural gas and oil reserves, and on its financial position, results of operations and access to capital. EXCO does not currently use any financial products to hedge commodity price volatility risk, although it may use such financial products in the future. EXCO does not currently have a hedging policy. EXCO's ability to maintain or increase its borrowing capacity, to repay current or future indebtedness and to obtain additional capital on attractive terms is substantially dependent upon oil and natural gas prices. See "Business and Properties -- Products, Markets and Revenues."

         EXCO uses the full cost method of accounting for its investment in oil and natural gas properties. Under the full cost method of accounting, all costs of acquisition, exploration and development of oil and natural gas reserves are capitalized into a "full cost pool" as incurred, and properties in the pool are depleted and charged to operations using the unit-of-production method based on the ratio of current production to total proved oil and natural gas reserves. To the extent that such capitalized costs (net of accumulated depreciation, depletion and amortization) less deferred taxes exceed the SEC PV-10 of estimated future net cash flow from proved reserves of oil and natural gas, and the lower of cost or fair value of unproved properties after income tax effects, such excess costs are charged against earnings. Once incurred, a write-down of oil and natural gas properties is not reversible at a later date even if oil or natural gas prices increase.

         OPERATING HAZARDS AND UNINSURED RISKS

         EXCO's operations are subject to the risks inherent in the oil and natural gas industry, including the risks of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental accidents such as oil spills, gas leaks, ruptures or discharges of toxic gases, brine or well fluids into the environment (including groundwater contamination). The occurrence of any of these risks could result in substantial losses to EXCO due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. In accordance with customary industry practice, EXCO maintains insurance against some, but not all, of the risks described above. There can be no assurance that any insurance maintained by EXCO will be adequate to cover any such losses or liabilities. Further, EXCO cannot predict the continued availability of insurance, or availability at commercially acceptable premium levels. EXCO does not carry business interruption insurance. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on the financial condition and operations of EXCO. From time to time, due primarily to contract terms, pipeline interruptions or weather conditions, the producing wells in which EXCO owns an interest have been subject to production curtailments. The curtailments range from production being partially restricted to wells being completely shut-in. The duration of curtailments varies from a few days to several months. In most cases EXCO is provided only limited notice as to when production will be curtailed and the duration of such curtailments. EXCO is not currently experiencing any material curtailment on its production.

         SUBSTANTIAL COMPETITION

         The oil and natural gas industry is highly competitive and there are many other companies engaged in the oil and natural gas business. EXCO is likely to encounter substantial competition from major oil companies, other independent oil and natural gas concerns and individual producers and operators in acquiring oil and natural gas properties suitable for exploitation and development. Many of the companies with which EXCO competes have substantially greater financial, technical and other resources and may have greater experience in the oil and natural gas business than EXCO. Therefore, competitors may be able to pay more for desirable leases and to evaluate, bid for and purchase a greater number of properties or prospects than the financial or personnel resources of EXCO will permit. See "Business and Properties -- Competition."

         MARKET FOR COMMON STOCK

         EXCO cannot ensure that an active trading market for the Common Stock on the OTC or any other market will develop or be sustained subsequent to the offering made hereby. After completion of the offering made hereby, the market for the Common Stock may be influenced by many factors, including the depth and liquidity of the market for the Common Stock, investor perceptions of EXCO and general economic and other similar conditions. EXCO intends to make application to list its Common Stock on the Nasdaq National Market System following completion of the Rights Offering. There can be no assurance the Common Stock will be approved for listing.

         VOLATILITY OF STOCK PRICE

         The market price for shares of the Common Stock has varied significantly and may be volatile depending on news announcements or changes in general market conditions. In particular, news announcements, quarterly results of operations, competitive developments, litigation or governmental regulatory action impacting EXCO may adversely affect the Common Stock price. In addition, because the number of shares of Common Stock held by the public is relatively small, the sale of a substantial number of shares of the Common Stock in a short period of time could adversely affect the market price of the Common Stock. See "Price Range of Common Stock and Dividend Policy."

         DIVIDEND POLICY

         EXCO has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The Common Stock is not a suitable investment for persons requiring current income. See "Price Range of Common Stock and Dividend Policy."

         ANTI-TAKEOVER EFFECT OF ARTICLES OF INCORPORATION AND POSSIBLE ISSUANCES OF PREFERRED STOCK


         Certain provisions of the Articles of Incorporation may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder's best interest, including attempts that might result in a premium over the market price for the stock held by shareholders. The Articles of Incorporation permit the Board of Directors to issue up to 10,000,000 shares of preferred stock and to establish by resolution one or more series of preferred stock and to establish the powers, designations, preferences and relative, participating, optional or other special rights of each series of preferred stock. The preferred stock could be issued on terms that are unfavorable to the holders of Common Stock, including the grant of superior voting rights, the grant of preferences in favor of preferred shareholders in the payment of dividends and upon liquidation of EXCO and the designation of conversion rights that entitle holders of preferred stock to convert their shares into Common Stock on terms that are dilutive. The issuance of preferred stock could make a takeover or change in control of EXCO more difficult. EXCO however does not intend to use the provisions of the Articles of Incorporation to delay, defer or prevent a tender offer or takeover attempt. Article 13 of the Texas Business Corporation Act also provides certain protections to shareholders of publicly-held Texas corporations such as EXCO from certain takeover attempts. See "Description of Capital Stock."




         DEPENDENCE UPON KEY PERSONNEL

         EXCO is substantially dependent upon two key individuals within its management, Mr. Miller and Mr. Eubank. The loss of the services of either one of these individuals could have a material adverse impact upon EXCO. EXCO does not have key man insurance on either of these two individuals.

GOVERNMENTAL REGULATION

         GENERAL

         EXCO's operations are affected from time to time in varying degrees by political developments and federal and state laws and regulations. In particular, oil and natural gas production, operations and economics are or have been affected by price controls, taxes and other laws relating to the oil and natural gas industry, by changes in such laws and by changes in administrative regulations. EXCO cannot predict how existing laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on its business or financial condition. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds or other financial responsibility requirements, reports concerning operations, the spacing of wells, unitization and pooling of properties, and taxation. There can be no assurance that new laws or regulations, or modifications of or new interpretations of existing laws and regulations, will not increase substantially the cost of compliance or otherwise adversely affect EXCO's oil and natural gas operations and financial condition or that material indemnity claims will not arise against EXCO with respect to properties acquired by or from EXCO. See "Business and Properties -- Regulation."

         ENVIRONMENTAL

         EXCO's operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution which might result from EXCO's operations. Moreover, the recent trend toward stricter standards in environmental legislation and regulation is likely to continue. For instance, legislation has been proposed in Congress from time to time that would reclassify certain crude oil and natural gas exploitation and production wastes as "hazardous wastes" which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If such legislation were to be enacted, it could have a significant impact on the operating costs of EXCO, as well as the oil and natural gas industry in general. Initiatives to further regulate the disposal of crude oil and natural gas wastes are also pending in certain states, and these various initiatives could have a similar impact on EXCO. EXCO could incur substantial costs to comply with environmental laws and regulations. In addition to compliance costs, government entities and other third parties may assert substantial liabilities against owners and operators of oil and natural gas properties for oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages, including damages caused by previous property owners. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for project investment or result in loss of EXCO's properties. Although EXCO maintains insurance coverage it considers to be customary in the industry, it is not fully insured against certain of these risks, either because such insurance is not available or because of high premium costs. Accordingly, EXCO may be subject to liability or may lose substantial portions of properties due to hazards that cannot be insured against or have not been insured against due to prohibitive premium costs or for other reasons. The imposition of any such liabilities on EXCO could have a material adverse effect on EXCO's financial condition and results of operations.

         The Oil Pollution Act of 1990 ("OPA") imposes a variety of regulations on "responsible parties" related to the prevention of oil spills. The implementation of new, or the modification of existing, environmental laws or regulations, including regulations promulgated pursuant to the Oil Pollution Act of 1990, could have a material adverse impact on EXCO. While EXCO does not anticipate incurring material costs in connection with environmental compliance and remediation, it cannot guarantee that material costs will not be incurred. See "Business and Properties -- Regulation."

                               RECENT DEVELOPMENTS

CHANGE OF CONTROL

         On December 19, 1997, Mr. Miller purchased (the "Purchase") 413,423 shares of Common Stock. Upon completion of the Purchase, Mr. Miller became the beneficial owner of approximately 51% of the Common Stock of EXCO.

         The Purchase was effected pursuant to the terms of a Stock Option Agreement first dated December 8, 1997 among Mr. Miller, on the one hand, and Richard D. Collins, Dave Fitzgerald, Inc., David N. Fitzgerald, Francis C. Fitzgerald, W.R. Granberry, Glenn L. Seitz, Suzanne F. Bobo, J.A. Dinger, John
A. Schlensker, Donald C. Thomas, Jr. and R. Scott Collins (collectively, the "Sellers"), on the other (the "Option Agreement"). The Sellers included members of EXCO's management and certain affiliates. On December 18, 1997, Mr. Miller exercised his option to purchase the shares. On December 19, 1997, Mr. Miller executed a Stock Purchase Agreement among Mr. Miller, on the one hand, and certain Sellers, on the other (the "Purchase Agreement"). Pursuant to the terms of the Option Agreement and the Purchase Agreement, the Purchase was consummated December 19, 1997. In connection with the Purchase, Mr. Miller paid the Sellers an aggregate of approximately $1,240,269 in cash from personal funds. The consideration paid by Mr. Miller in connection with the Purchase was determined by arms' length negotiations between Mr. Miller and the Sellers.


         In addition, on December 19, 1997, the Board of Directors of EXCO held a meeting at which time the resignations of various officers and directors of EXCO were tendered and accepted. The Board of Directors appointed Mr. Miller as a Director and then elected him Chairman and Chief Executive Officer of EXCO. The Board of Directors also appointed Mr. Eubank to the Board of Directors and elected him President, Treasurer and Chief Financial Officer of EXCO. Mr. Dave
N. Fitzgerald resigned as Chairman of the Board of EXCO, Mr. Charles W. Gleeson resigned as President and Chief Executive Officer of EXCO, Mr. Glenn L. Seitz resigned as a Director and Treasurer of EXCO, Mr. Richard D. Collins resigned as a Director and Secretary of EXCO and Mr. W.R. Granberry resigned as a Director of EXCO. Mr. Richard E. Miller was elected Secretary of EXCO. Messrs. Fitzgerald and Gleeson remained as Directors of EXCO.



         On December 31, 1997, EXCO issued, in a private placement, 100,000 shares of Common Stock to Mr. Eubank for an aggregate purchase price of $300,000, or $3.00 per share ($6.00 per share equivalent after adjusting for the Reverse Stock Split). In addition, on that same date EXCO issued, in a private placement, 100,000 shares to Mr. Ellis for an aggregate purchase price of $300,000, or $3.00 per share ($6.00 per share equivalent after adjusting for the Reverse Stock Split). All of the shares so issued are deemed "restricted" shares under the Federal securities laws. The $600,000 aggregate gross purchase consideration will be used as general corporate working capital by EXCO. As of December 31, 1997, EXCO had outstanding 1,005,300 shares of Common Stock.

         On December 31, 1997, Mr. Eubank resigned as Chief Financial Officer and Dr. Ramsey was appointed Chief Financial Officer and Vice President of EXCO.

MAVERICK COUNTY ACQUISITION

         EXCO is seeking to grow and diversify its operations through the acquisition of certain energy assets including producing properties. On January 22, 1998, EXCO entered into a letter of intent to acquire the Maverick County Properties. On February 11, 1998, EXCO consummated a purchase and sale agreement for the Maverick County Properties. The purchase price for the Maverick County Properties was $760,200.

         On December 31, 1997, the Maverick County Properties were estimated to contain 8,011 Bbls of oil and 2,447,785 Mcf of gas or 415,975 Boe of proved reserves, 98% of which were natural gas, and owned leasehold interests in a total of 3,744 gross acres (3,123 net acres) of oil and natural gas properties, 9.6% of gross acres which were developed acres. The Maverick County Properties include 9 gross productive wells (7.0 net productive wells) and 2 gross (1.87 net) non-producing wells which may require recompletions, workovers or abandonment.

EXCO has identified at least two potential development well locations, one of which was drilled and completed as a producing gas well in April 1998. The Maverick County Properties include 360 gross (280 net) developed acres and 3,384 gross (2,843 net) undeveloped acres. Approximately 66% of the estimated proved reserves of the Maverick County Properties were classified as developed. The acquisition also includes an 86.9% interest in a natural gas gathering system and an 88% interest in a natural gas treating facility, both of which were operated by Osborne Oil Company. The Maverick County Properties were mortgaged under the Credit Facility. See "Business and Properties of EXCO -- Oil and Natural Gas Reserves" and "-- Acreage."

JACOBI-JOHNSON ACQUISITION

         On May 8, 1998, EXCO acquired all of the outstanding common stock of Jacobi-Johnson. Jacobi-Johnson owns oil and natural gas working interests located in Polk, Nacogdoches, Navarro, Smith and Wood Counties, Texas. The Jacobi-Johnson Properties include 34 gross producing (14.3 net producing) wells with current net production of approximately 59.4 Bbls of oil and 171,000 cubic feet of natural gas per day. In addition to the producing wells, the Jacobi-Johnson Properties include working interests in two saltwater disposal wells. As of December 31, 1997, the Jacobi-Johnson Properties are estimated to contain proved reserves of 234,985 Bbls of oil and 597,880 Mcf of natural gas. Approximately 100% of the estimated proved reserves of the Jacobi-Johnson Properties are classified as developed.

         The aggregate purchase price paid for the stock was $1,476,451, subject to post-closing adjustments. Post-closing adjustments may be made if it is determined within 90 days of the closing that the net working capital of Jacobi-Johnson as of January 1, 1998 is different than what was calculated at closing, or if any title problems are discovered within 60 days of the closing. The Sellers have agreed to indemnify EXCO for amounts arising from any breach by Sellers, including environmental damages, to the extent such amount exceeds $20,000. EXCO has agreed to indemnify the Sellers for amounts arising from any breach by EXCO, to the extent such amount exceeds $20,000. The acquisition was effective January 1, 1998. The amount of consideration was determined through arm's length negotiations taking into account estimates of recoverable reserves, current oil and natural gas prices, the fair market value of other property and equipment, the amount of cash and cash equivalents on hand, the collectibility and estimated payment timing of accounts receivable and the amount of current and long-term liabilities. The consideration consisted of $703,035 cash and 85,436 shares of EXCO Common Stock. EXCO also assumed approximately $260,800 of Jacobi-Johnson indebtedness. Simultaneously with the Closing, EXCO paid in full approximately $245,000 of Jacobi-Johnson's outstanding indebtedness owed to Southside Bank. EXCO obtained the cash for the purchase price and payoff of the Southside Bank loans under the Credit Facility. The Jacobi-Johnson Properties have been mortgaged under the Credit Facility.

GLADSTONE MERGER

         On May 1, 1998, EXCO entered into the Merger Agreement with Gladstone. Gladstone is a Dallas, Texas based oil and natural gas production company with properties in Kent, Stonewall, Schleicher, Pecos and Madison Counties, Texas, and San Juan County, New Mexico.



Under terms of the Merger Agreement, Gladstone stockholders will receive approximately $1.4 million, or $.33 per share, in cash. It is currently anticipated that the transaction will close during the third quarter of 1998, with EXCO being the surviving corporation. EXCO intends to fund this transaction with the net proceeds of the Rights Offering, unless the merger can be completed prior to completion of the Rights Offering, in which case EXCO will fund the merger with borrowings under the Credit Facility. The transaction is subject to customary conditions of closing including review by the Commission of Gladstone's proxy materials, approval by Gladstone's board of directors and stockholders, approval by EXCO's Board of Directors and due diligence inspection by EXCO. EXCO can offer no assurance that the merger will be approved or that the transaction will be completed.


         In addition to the Merger Agreement, as of May 1, 1998, EXCO entered into a Stock Option Agreement with one Gladstone stockholder, Mr. Brooks, granting EXCO an option to acquire 1,910,000 shares, or approximately 44.8%, of Gladstone's issued and outstanding common stock at a price of $.33 per share. Mr. Brooks is Chairman and President of Gladstone. As of May 1, 1998, EXCO also entered into a Stockholder Agreement whereby three Gladstone stockholders, Deborah Brooks Garrett, Rebecca B. Feldt and Carol Brady, have agreed to vote their shares in favor of the merger with EXCO. These stockholders own 351,000 shares each or approximately 8.3% each of Gladstone's outstanding common stock.

DAWSON COUNTY ACQUISITION


         On June 30, 1998, EXCO completed the acquisition of certain oil and natural gas properties from J.M. Hill, J.M. Hill, Trustee, Walter O. Hill, Steven J. Devos, Bart Humphrey and various working interest owners. The Dawson County Properties include 11 gross (5.3 net) producing wells with current net production of 138.4 Bbls of oil and 59 Mcf of natural gas per day and 4 gross (1.5 net) saltwater disposal and non-producing wells which may require recompletions, workovers or abandonment. The Dawson County Properties include 645 gross (327 net) developed acres and 627 gross (279 net) undeveloped acres. The purchase price was approximately $3.5 million cash to be paid for using funds available under EXCO's Credit Facility.

CREDIT FACILITY


         On February 11, 1998, EXCO entered into the Credit Facility with NationsBank of Texas, N.A. The Credit Facility provides for borrowings not to exceed $50 million, subject to borrowing base limitations. The Credit Facility consists of a regular revolver which at July 13, 1998, had a borrowing base of $6.7 million. As of July 13, 1998 approximately $1,080,000 was available to be borrowed under the Credit Facility. A portion of the borrowing base is available for the issuance of letters of credit. All borrowings under the Credit Facility are secured by a first lien deed of trust providing a security interest in tangible and intangible assets representing at least 90% of the estimated present value of EXCO's oil and natural gas properties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


ANNUAL MEETING OF SHAREHOLDERS

         On March 31, 1998 EXCO held its Annual Meeting of Shareholders (the "Meeting"). Several Board proposals, including two amendments to the Restated Articles of Incorporation, were approved by the shareholders at the Meeting.

         BOARD OF DIRECTORS


         At the Meeting, the shareholders considered and approved the Board of Directors' proposal to amend the Restated Articles of Incorporation to allow the Board of Directors to fix the number of directors by resolution. At the Meeting, the shareholders elected Messrs. Miller, Eubank, Ramsey, Pickens, Smith, Ellis and Muckleroy as directors.



         REVERSE STOCK SPLIT

         At the Meeting, the shareholders considered and approved an amendment to the Restated Articles of Incorporation to effect a one-for-two reverse stock split, to maintain the number of authorized shares of Common Stock at 25,000,000 and to double the par value of the Common Stock from $0.01 to $0.02 per share. EXCO effected the Reverse Stock Split effective March 31, 1998.

         1998 STOCK OPTION PLAN

         At the Meeting, the shareholders approved the EXCO Resources, Inc. 1998 Stock Option Plan (the "1998 Stock Option Plan") effective as of March 13, 1998.

         Under the 1998 Stock Option Plan, any EXCO employee (including an employee who is also a director or an officer), consultants or directors may receive incentive compensation based on criteria established by the Board of Directors. Options to purchase up to 1,000,000 shares (as adjusted for the Reverse Stock Split) may be granted under the 1998 Stock Option Plan.

                                 USE OF PROCEEDS


         The total proceeds from the Rights Offering are estimated to be approximately $35,660,160 (assuming all Rights are exercised). The following table sets forth the proposed sources and uses of funds from the Rights Offering. For a description of the Rights Offering, see "The Rights Offering."





         To the extent EXCO raises proceeds from the Rights Offering, EXCO intends to first repay its indebtedness and then fund the Gladstone Merger. Any excess proceeds will be initially invested in short term, interest bearing debt obligations of the federal government or investment grade corporate borrowers and certificates of deposit and similar federally insured obligations. EXCO intends to use a majority of the remaining net proceeds of the Rights Offering to fund future acquisitions consistent with its business strategy including: the direct purchase of working and royalty interests in developed and undeveloped oil and gas properties, interests in gas gathering pipelines and systems, interests in oilfield service equipment, and interests in refineries. The acquisitions may include the purchase of debt and equity securities in companies which own any or all of the assets listed above. EXCO also intends to fund other general corporate working capital requirements including oil and natural gas leasing activity, drilling and workover projects and other exploitation and development activities. Other than as described in this Prospectus, EXCO does not have any agreements or understandings regarding acquisitions or merger transactions. EXCO believes that the availability of the remaining net proceeds will enhance EXCO'S ability to compete for and complete additional acquisitions, including acquisitions larger than those EXCO has been able to undertake to date. However, there can be no assurances given on the timing or success of such activities.



         There is no minimum amount required to be subscribed for pursuant to the Rights Offering. Moreover, the Ares Standby Purchase Agreement is conditioned upon at least 3,000,000 shares being subscribed for by holders of Rights. The Oaktree Standby Purchase Agreement is conditioned upon exercise of the Ares Standby Purchase Agreement. There is no assurance that 3,000,000 shares will be subscribed for. Nevertheless, EXCO intends to complete the Rights Offering regardless of the number of shares that may be subscribed for. Accordingly, the actual net proceeds from the Rights Offering could be less than the amounts shown in the following table.



                                                                                        AMOUNTS
                                                                                     -------------
                                                                                     (in millions)
SOURCES
Common Stock........................................................................   $    35.7
                                                                                       ---------
         Total .....................................................................   $    35.7
                                                                                       =========
USES
Gladstone Merger (2)................................................................   $     1.4
Repay indebtedness (1) (2)..........................................................         5.7
Working capital (3).................................................................          .5
Future acquisitions (3).............................................................        21.4
Development drilling and recompletions (3)..........................................         6.5
Rights Offerings expenses (4) ......................................................          .2
                                                                                       ---------
         Total .....................................................................   $    35.7
                                                                                       =========




         (1) Includes repayment of approximately $5.7 million outstanding under EXCO's Credit Facility including $600,000 borrowed on February
              11, 1998 as a result of the Maverick County Acquisition, $900,000 borrowed on May 8, 1998 as a result of the Jacobi-Johnson Acquisition, and $3.5 million borrowed in June 1998 to fund the Dawson County Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- New Credit Facility" for additional information with respect to the terms of the Credit Facility, including the interest rate.

         (2) If EXCO completes the merger with Gladstone before completion of the Rights Offering, indebtedness would be increased by $1.4 million to $7.1 million. At the time of the Rights Offering, then, $7.1 million of the net proceeds of the Rights Offering would be used to repay indebtedness.

         (3) These excess funds, as well as funds available to be borrowed under the Credit Facility, will be available to EXCO to fund the exploitation, development, exploration or acquisition of oil and natural gas properties and securities and for other general corporate purchases. While EXCO regularly evaluates potential acquisition opportunities, other than in respect of the Gladstone Merger (see "Recent Developments -- Gladstone Merger"), EXCO does not have any agreements or understandings with respect to any acquisition transaction.

         (4)  Represents estimated expenses attributable to the Rights Offering.

                                 CAPITALIZATION



         The following table sets forth the capitalization of EXCO assuming the exercise of all Rights offered hereby for the purposes of this table) (i) on a historical basis as of March 31, 1998, (ii) on a pro forma basis to give effect to the Jacobi-Johnson Acquisition, the Dawson County Acquisition and the Gladstone Merger, and (iii) on a pro forma basis as adjusted to give effect to the sale of 5,943,360 shares of Common Stock in the Rights Offering and the application of the net proceeds therefrom as if such transactions had occurred on March 31, 1998. See "Use of Proceeds," "Unaudited Pro Forma Condensed Financial Statements" and notes thereto and EXCO's Historical Financial Statements and notes thereto appearing elsewhere in this Prospectus.




                                                                                               MARCH 31, 1998
                                                                             -----------------------------------------------
                                                                                                                 PRO FORMA
                                                                              HISTORICAL        PRO FORMA       AS ADJUSTED
                                                                             ------------     --------------   -------------
                                                                                              (In thousands)
Long-term debt,  including current maturities (1)..........................  $        627     $       6,811    $          --
 Stockholders' equity:
Common Stock, $.02 par value; 25,000,000 shares authorized;
    508,900 shares issued and outstanding; 594,336 shares pro forma;
    6,537,696 shares pro forma as adjusted (2).............................            10                12              131
Additional paid-in capital.................................................           954             1,465           36,844
Retained earnings .........................................................          (194)             (194)            (194)
                                                                             ------------     --------------   -------------
         Total stockholders' equity........................................           770             1,283           36,781
                                                                             ------------     --------------   -------------
         Total capitalization..............................................  $      1,397     $       8,094    $      36,781
                                                                             ============     ==============   =============

------------------------------

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for additional information relating to the Credit Facility.
(2) Historical and pro forma information has been adjusted to give effect to the Reverse Stock Split effected as of March 31, 1998. Excludes an aggregate of 1,000,000 shares of Common Stock that are reserved for issuance under EXCO's 1998 Stock Option Plan.


                                    DILUTION


         The net tangible book value of the Common Stock as of March 31, 1998, was $770,000 or $1.51 per share. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding, on a fully diluted basis excluding stock options. After giving effect to the consummation of the Rights Offering (assuming the exercise of all Rights offered hereby for the purposes of this table) and the application of the net proceeds therefrom, the issuance of 85,436 shares of Common Stock at $6.00 per share for the Jacobi-Johnson transaction closed on May 8, 1998, the net tangible book value of EXCO as of March 31, 1998, would have been approximately $36,783,000, or $5.63 per share (before giving effect to the cash buy-back of fractional shares pursuant to the Reverse Stock Split). This represents an immediate increase in net tangible book value of $4.12 per share with respect to shares outstanding prior to the Rights Offering and an immediate dilution of $.37 per share with respect to shares purchased upon the exercise of Rights, as illustrated in the following table:





Subscription Price.................................................................. $     6.00
Net tangible book value per share at  March 31,  1998...............................       1.51
                                                                                     ----------
Increase per share attributable to Rights Offering..................................       4.49


Pro forma net tangible book value per share after the consummation
  of the Rights Offering and application of net proceeds therefrom..................           5.63
Dilution per share purchased upon the exercise of Rights............................            .37(1)


---------------------

         (1) Does not take into account shares acquired or held other than upon the exercise of Rights.


         To the extent a shareholder sells or otherwise does not exercise such shareholder's Rights, such shareholder's proportionate interest in EXCO's net assets, earnings and voting power will be decreased. A shareholder selling Rights may or may not be compensated for such dilution.


                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

TRADING PRICES

         EXCO's Common Stock is currently quoted on the OTC under the symbol "EXCO," but there is limited trading in the Common Stock. The following table sets forth the high and low bid prices by calendar quarter from January 1, 1995 through July 13, 1998, based upon quotations periodically published on the OTC. The price quotations below have been adjusted to estimate the effect of the one-for-five reverse stock split of the Common Stock in the case of quotations for periods prior to July 19, 1996, the effective date of the stock split. Additionally, the price quotations below have been adjusted to estimate the effect of the Reverse Stock Split of the Common Stock in the case of quotations for periods prior to March 31, 1998, the effective date of the Reverse Stock Split. All price quotations present prices between dealers, without retail mark-ups, mark-downs or commissions and may not represent actual transactions.




                                                                COMMON STOCK
                                                           -----------------------
                                                              HIGH         LOW
                                                           ----------- -----------

1998

   Third Quarter (through July 13, 1998).................. $      6.50 $      6.50
   Second Quarter ........................................        7.50        6.50
   First Quarter..........................................        7.00        6.00
1997
   Fourth Quarter......................................... $      6.25 $      5.50
   Third Quarter..........................................        5.75        5.50
   Second Quarter.........................................        5.75        5.50
   First Quarter..........................................        7.00        5.50
1996
   Fourth Quarter......................................... $      5.50 $      5.50
   Third Quarter..........................................        5.50        4.00
   Second Quarter.........................................        5.00        3.12
   First Quarter..........................................        5.00        3.12
1995
   Fourth Quarter......................................... $      5.00 $      3.12
   Third Quarter..........................................        5.00        2.50
   Second Quarter.........................................        6.25        2.50
   First Quarter..........................................        6.25        3.75



         On July 13, 1998, there were 594,336 shares of Common Stock outstanding. At such date, there were approximately 1,600 record holders of Common Stock.

DIVIDEND POLICY

         EXCO has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. EXCO anticipates that any income generated in the foreseeable future will be retained for the development and expansion of its business. The Credit Facility prohibits EXCO from paying dividends on its Common Stock. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, debt service, capital requirements, restrictions in EXCO's Credit Facility, business conditions, the financial condition of EXCO and other factors that the Board of Directors deems relevant.

                               THE RIGHTS OFFERING

THE RIGHTS

         EXCO is distributing transferable Rights to the record holders of its outstanding Common Stock as of the Record Date, at no cost to such record holders. EXCO will distribute ten Rights for each share of Common Stock held on the Record Date. One Right will entitle the holder to purchase one share of Common Stock. The Rights will be evidenced by transferable Subscription Certificates.

         No Subscription Certificate may be divided in such a way as to permit the holder of such Certificate to receive a greater number of Rights than the number to which such Subscription Certificate entitles its holder, except that a depository, bank, trust company or securities broker or dealer holding shares of Common Stock on the Record Date for more than one beneficial owner may, upon proper showing to the Subscription Agent, exchange its Subscription Certificate to obtain a Subscription Certificate for the number of Rights to which all such beneficial owners in the aggregate would have been entitled had each been a record holder of Common Stock on the Record Date.

SUBSCRIPTION PRIVILEGES

         BASIC SUBSCRIPTION PRIVILEGE

         Each Right will entitle the holder thereof to receive, upon payment of the Subscription Price, one share of Common Stock. Certificates representing shares of Common Stock purchased pursuant to the Basic Subscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date, irrespective of whether the Subscription Privilege is exercised immediately prior to the Expiration Date or earlier.

         OVERSUBSCRIPTION PRIVILEGE

         Subject to the allocation described below, each Right also carries the right to subscribe for additional Rights to acquire additional shares of Common Stock at the Subscription Price not subscribed for through the exercise of the Basic Subscription Privilege by other Rights holders (the "Excess Shares"). Only Rights holders who exercise the Basic Subscription Privilege in full will be entitled to exercise the Oversubscription Privilege.

         In no event, however, may the holder oversubscribe for more than 100% of the shares purchased by the holder in the Basic Subscription Privilege. If the number of shares available taking into account the aforementioned restrictions are not sufficient to satisfy the oversubscriptions, the available shares will be allocated pro rata (subject to elimination of fractional shares) among the holders of Rights who exercise the Oversubscription Privilege, in proportion, not to the number of shares requested pursuant to the Oversubscription Privilege, but to the number of shares each beneficial holder has purchased pursuant to the Basic Subscription Privilege; provided, however, that if such pro rata allocation results in any holder being allocated a greater number of shares than such holder subscribed for pursuant to the exercise of such holder's Oversubscription Privilege, then such holder will be allocated only such number of shares as such holder subscribed for pursuant to the Oversubscription Privilege and the remaining shares will be allocated among all other holders exercising the Oversubscription Privilege.

         Holders desiring to exercise their Oversubscription Privilege should indicate in the space provided on their Subscription Certificate the number of additional shares they would like to subscribe for. As soon as practicable following the Expiration Date, EXCO will determine the number of shares of Common Stock that may be purchased pursuant to the Oversubscription Privilege. Holders must tender with their Subscription Certificate the full amount due on exercise of their Oversubscription Privilege for that number of shares they have so subscribed for (in addition to the payment due on the Basic Subscription Privilege).

         Certificates representing Excess Shares purchased pursuant to the Oversubscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected. EXCO will also repay, without interest, subscribing holders for any overpayment on the amount determined to be due with respect to such subscriber's Oversubscription Privilege.

         Banks, brokers and other nominee holders of Rights who exercise the Basic Subscription Privilege and the Oversubscription Privilege on behalf of beneficial owners of Rights will be required to certify to the Subscription Agent and EXCO, in connection with the exercise of the Oversubscription Privilege, as to the aggregate number of Rights that have been exercised and the number of shares of Common Stock that are being subscribed for pursuant to the Oversubscription Privilege by each beneficial owner of Rights on whose behalf such nominee holder is acting.

EXPIRATION DATE

         The Rights will expire at 5:00 p.m., Dallas time, on August 12, 1998, unless extended by EXCO. After the Expiration Date, unexercised Rights will be null and void. EXCO will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below.


DETERMINATION OF SUBSCRIPTION PRICE

         The Subscription Price was determined by EXCO and its Board of Directors. The Subscription Price was determined after considering such factors as the price paid by Messrs. Miller, Eubank and Ellis for the purchase of their shares in December 1997 after taking into account the Reverse Stock Split, the current trading price for the Common Stock, future prospects of EXCO, the industry in general and EXCO's position in the industry, market valuations of the securities of companies engaged in similar activities, the quality of the management team and negotiations with the Standby Purchasers. The Subscription Price should not be considered an indication of the actual value of EXCO or its Common Stock. There can be no assurance that the market price of the Common Stock will not decline during the subscription period or that, following the issuance of the Rights and of the Common Stock upon exercise of Rights, a subscribing Rights holder will be able to sell shares of Common Stock purchased in the Rights Offering at a price equal to or greater than the Subscription Price.


         At the time the Subscription Price for the Rights Offering was determined, such price represented a 7.7% discount to the market price for EXCO's Common Stock. The market price for EXCO's Common Stock is expected to decrease by an amount that approximates the value of the Rights when the Rights are distributed and begin to trade as a separate security.


EXERCISE OF RIGHTS

         Rights may be exercised by delivery to the Subscription Agent, on or prior to the Expiration Date, of the properly completed and duly executed Subscription Certificate evidencing such Rights (together with any required signature guarantees), accompanied by payment in full of the Subscription Price for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege (except as permitted pursuant to clause (iii) of the next sentence). Such payment in full must be made by (i) check or bank draft drawn upon a United States bank or a postal, telegraphic or express money order payable to "Continental Stock Transfer, as Subscription Agent"; or (ii) wire transfer of funds to the account maintained by the Subscription Agent for such purpose at Chase Manhattan Account No. 777-009625, ABA No. 021000021; or (iii) in such other manner as EXCO may approve in writing in the case of persons acquiring an aggregate number of shares of Common Stock totaling $1,500,000 or more, provided that in such case the full amount of such Subscription Price is received by the Subscription Agent in currently available funds within one OTC trading day prior to the Expiration Date (the payment method under (iii) being an "Approved Payment Method"). Payment of the Subscription Price will be deemed to have been received by the Subscription Agent only upon (a) clearance of any uncertified check, (b) receipt by the Subscription Agent of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order, (c) receipt of good funds in the Subscription Agent's account designated above or (d) receipt of funds by the Subscription Agent through an Approved Payment Method. PLEASE NOTE THAT FUNDS PAID BY UNCERTIFIED PERSONAL CHECK MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR. ACCORDINGLY, HOLDERS WHO WISH TO PAY THE SUBSCRIPTION PRICE BY MEANS OF

UNCERTIFIED PERSONAL CHECK ARE URGED TO MAKE PAYMENT SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO ENSURE THAT SUCH PAYMENT IS RECEIVED AND CLEARS BY SUCH DATE, AND ARE URGED TO CONSIDER PAYMENT BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

         Subscription Certificates and payment of the Subscription Price should be delivered to the address set forth below under "-- Subscription Agent."

         If a Rights holder wishes to exercise Rights, but time will not permit such holder to cause the Subscription Certificate(s) evidencing such Rights to reach the Subscription Agent on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

                  (i) such holder has caused payment in full of the Subscription Price for each share of Common Stock being subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Date;

                  (ii) the Subscription Agent receives, on or prior to the Expiration Date, a notice of guaranteed delivery (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instructions distributed with the Subscription Certificates, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States, stating the name of the exercising Rights holder, the number of Rights represented by the Subscription Certificate(s) held by such exercising holder, the number of shares of Common Stock being subscribed for pursuant to the Basic Subscription Privilege and the number of shares, if any, being subscribed for pursuant to the Oversubscription Privilege, and guaranteeing the delivery to the Subscription Agent of any Subscription Certificate(s) evidencing such Rights within three OTC trading days following the date of the Notice of Guaranteed Delivery; and

                  (iii) the properly completed and duly executed Subscription Certificate(s), including any required signature guarantees, evidencing the Rights being exercised is received by the Subscription Agent within three OTC trading days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificates at the addresses set forth below, or may be transmitted to the Subscription Agent by facsimile transmission (facsimile no. (212) 509-5150). Additional copies of the form of Notice of Guaranteed Delivery are available upon request from Continental Stock Transfer & Trust Company.

         Unless a Subscription Certificate (i) provides that the shares of Common Stock to be issued pursuant to the exercise of Rights represented thereby are to be delivered to the record holder of such Rights or (ii) is submitted for the account of a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States, signatures on such Subscription Certificate must be guaranteed by an eligible guarantor institution ("Eligible Guarantor Institution") as defined in Rule 17Ad-15 of the Exchange Act, subject to the standards and procedures adopted by the Subscription Agent.

         Funds received in payment of the Subscription Price for Excess Shares subscribed for pursuant to the Oversubscription Privilege will be held in a segregated account pending issuance of such Excess Shares. If a Rights holder exercising the Oversubscription Privilege is allocated less than all of the Excess Shares that such holder wished to subscribe for pursuant to the Oversubscription Privilege, the excess funds paid by such holder in respect of the Subscription Price for shares not issued will be returned by mail without interest or deduction as soon as practicable after the Expiration Date.

         A holder who holds shares of Common Stock for the account of others, such as a broker, a trustee or a depositary for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions with respect to the Rights beneficially owned by them.

Beneficial owners of Common Stock or Rights held through such a holder of record should contact the holder and request the holder to effect transactions in accordance with the beneficial owner's instructions.

         If either the number of Rights being exercised is not specified on a Subscription Certificate, or the payment delivered is not sufficient to pay the full aggregate Subscription Price for all shares of Common Stock stated to be subscribed for, the Rights holder will be deemed to have exercised the maximum number of Rights that could be exercised for the amount of the payment delivered by such Rights holder. If the payment delivered by the Rights holder exceeds the aggregate Subscription Price for the number of Rights evidenced by the Subscription Certificate(s) delivered by such Rights holder, the payment will be applied, until depleted, to subscribe for shares of Common Stock in the following order: (i) to subscribe for the number of shares, if any, of Common Stock indicated on the Subscription Certificate(s) pursuant to the Basic Subscription Privilege; (ii) to subscribe for shares of Common Stock until the Basic Subscription Privilege has been fully exercised with respect to all of the Rights represented by the Subscription Certificate; and (iii) to subscribe for additional shares of Common Stock pursuant to the Oversubscription Privilege (subject to any applicable proration). Any excess payment remaining after the foregoing allocation will be returned to the Rights holder as soon as practicable by mail, without interest or deduction.

         The Instructions accompanying the Subscription Certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION CERTIFICATES TO EXCO.

         THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, RIGHTS HOLDERS ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

         All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by EXCO, whose determinations will be final and binding. EXCO, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right by reason of any defect or irregularity in such exercise. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as EXCO determines in its sole discretion. Neither EXCO nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.

         Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery should be directed to:


Continental Stock Transfer
Reorganization Department
2 Broadway, 19th Floor
New York, NY   10004
(212) 509-4000, ext. 535

FOREIGN AND CERTAIN OTHER SHAREHOLDERS

         Subscription Certificates will not be mailed to holders whose addresses are outside the United States or who have an APO or FPO address, but will be held by the Subscription Agent for their account. To exercise or sell Rights, such holders must notify the Subscription Agent by completing an International Holder Subscription Form, which will be delivered to such holders in lieu of a Subscription Certificate, and sending it by mail to the Subscription Agent at the address specified above. International Holder Subscription Forms must be returned to the Subscription Agent at or prior to 11:00 a.m., Eastern time, on the date that is four OTC trading days prior to the Expiration Date, at which time (if no instructions have been received) the Rights represented thereby will be sold, if feasible, by the Subscription Agent and the net proceeds, if any, remitted to such holders. If the Rights can be sold by the Subscription Agent, sales of such Rights will be deemed to have been effected at the weighted average price received by the Subscription Agent on the day such Rights are sold, less any applicable brokerage commissions, taxes and other expenses.

NO REVOCATION

         AFTER A HOLDER OF RIGHTS HAS EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE OR THE OVERSUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED BY SUCH RIGHTS HOLDER.

METHOD OF TRANSFERRING RIGHTS

         Rights may be purchased or sold through usual investment channels, including banks and brokers. It is anticipated that the Rights will be traded on the OTC until the close of business on the last OTC trading day preceding the Expiration Date.

         The Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the Instructions. A portion of the Rights evidenced by a single Subscription Certificate (but not fractional Rights) may be transferred by delivering to the Subscription Agent a Subscription Certificate properly endorsed for transfer, with instructions to register such portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing such transferred Rights). In such event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Rights holder or, if the holder so instructs, to an additional transferee.

         Rights holders wishing to transfer all or a portion of their Rights (but not fractional Rights) should allow a sufficient amount of time prior to the Expiration Date for (i) the transfer instructions to be received and processed by the Subscription Agent, (ii) a new Subscription Certificate to be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and (iii) the Rights evidenced by such new Subscription Certificates to be exercised or sold by the recipients thereof. Neither EXCO nor the Subscription Agent shall have any liability to a transferee or transferor of Rights if Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.

         Except for the fees charged by the Subscription Agent (which will be paid by EXCO as described herein), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of such commissions, fees or expenses will be paid by EXCO or the Subscription Agent.

PROCEDURES FOR BOOK ENTRY TRANSFER FACILITY PARTICIPANTS

         EXCO anticipates that the Rights will be eligible for transfer through, and that the exercise of the Basic Subscription Privilege may be effected through, the facilities of Depository Trust Company ("DTC"). Rights exercised through DTC are referred to herein as "DTC Exercised Rights." The holder of a DTC Exercised Right may exercise the Oversubscription Privilege in respect of such DTC Exercised Right by properly executing and delivering to the Subscription Agent on or prior to the Expiration Date, a DTC Participant Oversubscription Exercise Form, together with payment of the appropriate Subscription Price for the number of shares of Common Stock for which the Oversubscription Privilege is to be exercised. Copies of the DTC Participant Oversubscription Exercise Form may be obtained from Continental Stock Transfer & Trust Company.

SUBSCRIPTION AGENT

         EXCO has appointed Continental Stock Transfer & Trust
Company as Subscription Agent for the Rights Offering. The Subscription Agent's address, which is the address to which the Subscription Certificates and payment of the Subscription Price should be delivered, as well as the address to which Notice of Guaranteed Delivery must be delivered, is:

                                            Continental Stock Transfer
                                            Reorganization Department
                                            2 Broadway, 19th Floor
                                            New York, NY   10004


         The Subscription Agent's telephone number is (212) 509-4000, ext. 535, and its facsimile number is (212) 509-5150.


         EXCO will pay the fees and expenses of the Subscription Agent (which are estimated will aggregate $12,000), and has also agreed to indemnify the Subscription Agent from any liability which it may incur in connection with the Rights Offering.

STANDBY PURCHASE AGREEMENTS

         EXCO and each of the Standby Purchasers have entered into Standby Purchase Agreements, pursuant to which the Standby Purchasers have agreed to purchase at the Subscription Price a number of shares of Common Stock equal to the number of shares of Common Stock not purchased pursuant to the exercise of Rights. The Ares Standby Purchase Agreement provides that Ares will purchase a minimum of 1,000,000 shares and up to a maximum of 2,000,000 shares. Are's obligation to purchase any shares of Common Stock is conditioned upon holders of Rights exercising Rights to purchase at least 3,000,000 shares of Common Stock, including 250,000 shares which must be purchased by Mr. Miller. The Oaktree Standby Purchase Agreement provides that Oaktree will purchase a minimum of 1,000,000 shares provided 2,000,000 shares are purchased pursuant to the Rights Offering including 250,000 shares of which must be purchased by Mr. Miller and provided Ares has purchased at least 1,000,000 shares pursuant to the Ares Standby Purchase Agreement. Mr. Miller has stated to EXCO that he intends to purchase at least 250,000 shares pursuant to the exercise of Rights issued to him. The Standby Purchasers have agreed to acquire the shares of Common Stock at a price per share equal to the Subscription Price. If the Standby Purchasers decline to purchase the shares of Common Stock because of EXCO's failure to satisfy the threshold sales requirements, then EXCO is required to reimburse the Standby Purchasers for reasonable fees and expenses in connection with the proposed purchase.

         Pursuant to the obligations of the Standby Purchase Agreements, the Standby Purchasers each warrant to EXCO that they are purchasing the shares of Common Stock for their own account and without any intent to sell or transfer the shares in violation of the Securities Act. Pursuant to the obligations of the Standby Purchase Agreements, EXCO makes certain representations to the Standby Purchasers as to EXCO's timely filing of accurate documents with the Commission, the valid issuance of EXCO's Common Stock, the enforceability of the Standby Purchase Agreements, the current capitalization of EXCO, and that EXCO is duly incorporated and in good standing in Texas. In addition to the conditions described above, the rights and obligations of EXCO and the Standby Purchasers are subject to certain customary conditions, including the absence of any pending or threatened action, suit or proceeding relating to the Rights Offering or the Standby Purchase Agreements. EXCO has also agreed to expand its Board of Directors to add one new director to be nominated by Ares and one new director to be nominated by Oaktree.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA


         The following table presents selected historical financial data for EXCO. The financial data should be read in conjunction with EXCO's financial statements, the notes thereto and the other financial information, including pro forma information, included elsewhere herein. In the opinion of management of EXCO, the data presented reflect all adjustments considered necessary for a fair presentation of the results for such periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of EXCO" and the other financial information included elsewhere herein.



                                                            NINE MONTH
                                                            TRANSITION
                                      FISCAL YEAR ENDED    PERIOD ENDED         FISCAL YEAR ENDED
                                           MARCH 31,       DECEMBER 31,            DECEMBER 31,         THREE MONTHS ENDED MARCH 31,
                                      -----------------   ------------   -----------------------------  ---------------------------
                                                                                             PRO FORMA                    PRO FORMA
                                      1994(1)    1995(1)     1995(1)     1996(1)      1997    1997(5)    1997      1998    1998(5)
                                      -------    ------   ------------   -------    -------  ---------  ------    ------  ---------
                                                                    (In thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Revenues:
 Oil and natural gas..............    $   715    $  626   $        560   $   872    $   670  $   3,078  $  219    $  173  $    674
 Other............................        127       105             76        39         28         86      11        10        12
                                      -------    ------   ------------   -------    -------  ---------  ------    ------  --------
    Total revenues................        842       731            636       911        698      3,164     230       183       686

Costs and expenses:
 Oil and natural gas production...        459       403            333       429        322      1,254      99        95       282
 General and administrative.......        208       371            366       373        486        531     106       239       260

 Depreciation, depletion and
  amortization....................         80        81             92       114         84        567      28        36       183

 Interest expenses................          5         4              5        18         11        507       5         7       156

 Other (2)........................         --        --             --       303         --         --      --        --        --
                                      -------    ------   ------------   -------    -------  ---------  ------    ------  --------
    Total expenses................        752       859            796     1,237        903      2,859     238       377       881
                                      -------    ------   ------------   -------    -------  ---------  ------    ------  --------
Income (loss) before income taxes.         90      (128)          (160)     (326)      (205)       305      (8)     (194)     (195)
Income taxes......................         --        --             --        --         --        104      --        --        --
                                      -------    ------   ------------   -------    -------  ---------  ------    ------  --------
Net income (loss).................    $    90    $ (128)  $       (160)  $  (326)   $  (205) $     201  $   (8)   $ (194) $   (195)
                                      =======    ======   ============   =======    =======  =========  ======    ======  ========
Net income (loss) per share(3)(4).    $  0.31    $ (.39)  $       (.47)  $  (.85)   $  (.51) $     .41  $ (.02)   $ (.38) $   (.33)
                                      =======    ======   ============   =======    =======  =========  ======    ======  ========
Weighted average common and
  common equivalent shares
  outstanding (3).................        293       328            338        38        403        488     403       509       594
                                      =======    ======   ============   =======    =======  =========  ======    ======  ========


                                               MARCH 31,                    DECEMBER 31,                 MARCH 31, 1998
                                         ---------------------     ------------------------------     --------------------
                                                                                                                   PRO
                                            1994       1995          1995       1996      1997         ACTUAL    FORMA(5)
                                         ----------  ---------     --------  ---------- ---------     --------- ----------
                                                                          (In thousands)
BALANCE SHEET DATA:

   Current assets.......................   $  456      $ 577         $582     $   373   $   727       $   256    $     980
   Oil and natural gas properties, net..      669        785          820         749       473         1,275        7,716
   Total assets.........................    1,210      1,439        1,511       1,226     1,270         1,754        8,696
   Current liabilities..................      418        653          861         658       328           372          617
   Long-term debt.......................       19         16           40          36        15           612        6,796
   Stockholders' equity.................      773        770          610         532       927           770        1,283

(1) The data for all prior years has been restated to reflect the change in EXCO's method of accounting for oil and natural gas operations to the full cost method of accounting. See Note 2 to EXCO's Financial Statements. As a result of the change in the accounting method, net income has been increased by $44,000 ($0.15 per share) for the year ended March 31, 1994; the net loss for the year ended March 31, 1995, the nine month period ended December 31, 1995 and the year ended December 31, 1996, has been decreased $40,000 ($0.12 per share), $184,000 ($0.54 per share) and $3,000 ($0.01 per share), respectively.
(2) The $303,000 expense in fiscal 1996 represents the legal, accounting and other expenses associated with the attempted acquisition by EXCO of Taurus Energy Corp.
(3) Per share data has been restated to reflect the one-for-five reverse stock split effective July 19, 1996 and the Reverse Stock Split effective March 31, 1998. The adoption of Financial Accounting Standards Board No. 128, Earnings per Share, did not have a material impact on net income
       (loss) per share amounts reported herein.
(4) EXCO has not declared nor paid any dividends during any of the periods presented.
(5) See "Pro Forma Combined Condensed Financial Statements" included elsewhere in this Prospectus for a discussion of the preparation of this data.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

         COMPARISON OF THREE MONTHS ENDED MARCH 31, 1998 AND 1997

         Revenues. EXCO's oil and natural gas revenues for the three month period ended March 31, 1998 decreased $46,000, or 21%, to $173,000 versus $219,000 for the corresponding period of 1997. The decrease in revenues was primarily due to lower oil and gas prices in the current quarter and the fact that revenues from newly acquired properties were partially offset by the absence of revenue from properties that were sold after the first quarter of the prior year.

         EXCO sold 2,816 Bbls of crude oil during the quarter ended March
31, 1998 versus 4,972 Bbls in the corresponding quarter of 1997, a 43% decrease. EXCO sold 72,525 Mcf of natural gas during the current quarter versus
43,120 Mcf in the first quarter of 1997, a 68% increase. The decrease in oil volume was attributable to the sale in mid-1997 of several non-strategic oil properties. The increase in gas volume was due to the acquisition of the Maverick County properties effective January 1, 1998.

         The average oil price received during the three months ended March 31, 1998 was $13.66 versus $21.50 for the three months ended March 31, 1997, a $7.84 per barrel or 36% decrease. The average gas price received during the current quarter was $1.86 versus $2.60 for the corresponding quarter of the prior year, a $0.74 per Mcf or 28% decrease.

         Costs and Expenses. Costs and expenses for the three month period ended March 31, 1998 increased by $139,000, or 58%, to $377,000 as compared to $238,000 for the corresponding period of 1997. This was primarily due to a $133,000 increase in general and administrative costs in the current quarter. This increase reflects EXCO's increased staffing and new focus on reserve acquisitions. Other variances between the costs and expenses for the first quarters of 1998 and 1997 are minimal.

         Net Income (Loss). EXCO had a net loss for the quarter ended March 31, 1998 of $194,000 compared to a net loss of $8,000 for the corresponding quarter of 1997, representing $(.38) and $(.02) per share, respectively. Earnings per share figures are based on restated weighted average shares outstanding after the retroactive effect of the Reverse Stock Split approved at the EXCO's shareholders' meeting held on March 31, 1998.

         COMPARISON OF YEAR ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1997

         Revenues. Oil and natural gas revenues decreased $202,000, or 23%, to $670,000 for the fiscal year ended December 31, 1997 from $872,000 for the fiscal year ended December 31, 1996. The decrease was due primarily to the sale during 1997 of certain non-strategic oil and natural gas properties which lead to decreased production volumes. Oil and natural gas prices for 1997 were 4% lower and 14% higher, respectively, than such prices in 1996. Oil and natural gas sales volumes for 1997 decreased 35% and 19%, respectively, from 1996 as a result of property sales and the continued depletion of existing properties.

         Other income for the fiscal year ended December 31, 1997 was $28,000 as compared to $39,000 for the fiscal year ended December 31, 1996. This income primarily includes well supervision fees and interest income. Prior years have been restated to reflect a change in classification of fees from overhead charges billed to working interest owners, including EXCO. These overhead charges have previously been recorded as management fee revenue and are now recorded as a reduction in general and administrative expenses.

         Costs and Expenses. EXCO's costs and expenses decreased $334,000, or 27%, to $903,000 for the fiscal year ended December 31, 1997 from $1,237,000 for the fiscal year ended December 31, 1996. This decrease was due primarily to expenses of $303,000 incurred in 1996 in connection with EXCO's attempted acquisition of Taurus Energy Corp. Oil and natural gas production costs decreased $107,000 to $322,000 for 1997 from $429,000 in 1996 as a result of the property sales, and general and administrative expenses increased $113,000 to $486,000 in 1997 from $373,000 in 1996 due to various increases in office expenses and a reduction in billed salary reimbursement as a result of the disposition of a certain oil property.

         In 1997, EXCO changed its method of accounting for oil and natural gas properties from successful efforts to the full cost method of accounting. Prior years have been restated to reflect this change in accounting method as though EXCO had been using the full cost method for all periods being compared. Effective December 31, 1997, EXCO effected a quasi-reorganization through the application of $8,799,000 of its additional paid-in capital account to eliminate its accumulated deficit.

         Net Income (Loss). Net loss for the fiscal year ended December 31, 1997 was $205,000, or $.51 per share, compared to a loss of $326,000, or $.85 per share, for the fiscal year ended December 31, 1996. This $121,000 decrease was primarily the result of a decrease in revenues being partially offset by a decrease in expenses as more fully described above.

         COMPARISON OF NINE MONTH TRANSITION PERIOD ENDED DECEMBER 31, 1995 AND THE FISCAL YEAR ENDED DECEMBER 31, 1996

         Comparative Periods. On February 13, 1996, EXCO changed its fiscal year end from March 31 to December 31. As a result, the following comparison is between the fiscal year ended December 31, 1996 and the nine month transition period ended December 31, 1995.

         Revenues. Oil and natural gas revenues increased $312,000, or 56%, to $872,000 for the fiscal year ended December 31, 1996 from $560,000 for the nine month transition period ended December 31, 1995. The increase in oil and natural gas revenues was primarily attributable to higher oil and natural gas prices in fiscal 1996 as well as increased production volumes. Oil and natural gas prices for the fiscal year ended December 31, 1996, were 24% higher and 34% higher, respectively, than such prices in the nine month transition period ended December 31, 1995. Oil and natural gas production for the fiscal year ended December 31, 1996, increased 16% and 24%, respectively, from the nine month transition period ended December 31, 1995. These increases were primarily attributable to the production from several successful workovers and newly completed wells overshadowing the continued depletion of existing properties.

         Management fees and other income decreased $37,000, or 49%, to $39,000 for the fiscal year ended December 31, 1996 from $76,000 in the nine month transition period ended December 31, 1995. Management fees and other income primarily include well supervision fees and interest income. The decrease was due primarily to a lower level of operated drilling and maintenance activities.

         Costs and Expenses. EXCO's costs and expenses increased $441,000, or 55%,to $1,237,000 for the fiscal year ended December 31, 1996 from $796,000 for the nine month transition period ended December 31, 1995. This increase was due primarily to the costs, including financing and acquisition costs, incurred in connection with the abandonment of EXCO's proposed acquisition of Taurus Energy Corp.

         Net Income (Loss). Net loss for the fiscal year ended December 31, 1996 was $326,000, or $.85 per share, compared to a loss of $160,000, or $.47 per share, for the nine month transition period ended December 31, 1995. This $166,000 decrease was primarily the result of an increase in revenues being partially offset by an increase in expenses as more fully described above.

QUASI-REORGANIZATION

         Effective December 31, 1997, EXCO effected a quasi-reorganization through the application of $8,799,000 of its additional paid-in capital account to eliminate its accumulated deficit. EXCO's Board of Directors decided to effect a quasi-reorganization given the change in management in December 1997, the infusion of new equity capital in December 1997 and an expected increase in acquisition, exploitation and development activities. Based on these factors and establishment of a strategic growth plan, EXCO's Board of Directors and management believed that the reflection of prior losses on EXCO's balance sheet would not be meaningful in presenting the financial position of EXCO. EXCO's accumulated deficit was primarily related to past operations and properties that have been disposed of; the accumulated deficit was not, in management's view, reflective of EXCO's current financial condition. The historical carrying values of EXCO's assets and liabilities were not adjusted in connection with the quasi-reorganization.

CHANGE IN METHOD OF ACCOUNTING FOR OIL AND NATURAL GAS OPERATIONS

         In the fourth quarter of 1997, EXCO changed from the successful efforts method to the full cost method of accounting for its oil and natural gas operations. All prior year's financial statements presented herein have been restated to reflect the change.

         During the past ten years, EXCO has incurred minimal exploration and acquisition costs, has liquidated substantially all its properties and completed "out of court" debt restructurings. Recently there was a change in control of ownership of EXCO and new management was appointed. New management views EXCO as a new company and believes the past operations are insignificant and not relevant to EXCO's future plans.

         New management believes that the change in accounting for oil and natural gas properties is to a preferable method because the full cost method will more appropriately reflect EXCO's future operations which will result from the significant management changes at EXCO. Further, new management does not believe that the use of the successful efforts method of accounting is appropriate for a small to medium size acquisition, development and exploitation company.

LIQUIDITY AND CAPITAL RESOURCES

         GENERAL

         EXCO's working capital on March 31, 1998 was a negative $116,000 compared to a positive $399,000 on December 31, 1997. This $515,000 decrease in working capital resulted primarily from the purchase of the Maverick County Properties and an increase in general and administrative expenses. EXCO's working capital on December 31, 1997 was $399,000 compared to a negative $285,000 on December 31, 1996. This $684,000 increase in working capital resulted primarily from the sale of Common Stock to two individuals in 1997 for net proceeds of $600,000. In addition, EXCO sold certain non-strategic oil and natural gas properties in 1997 in order to generate working capital. EXCO's working capital on December 31, 1996 was a negative $285,000 compared to a negative $279,000 on December 31, 1995. This $6,000 decrease in working capital resulted from the utilization of EXCO funds for the costs associated with the attempted acquisition of Taurus Energy Corp. being partially offset by the capital received upon the exercise of a stock option to purchase 120,000 shares of Common Stock by a director of EXCO during the first quarter of 1996. The option exercise resulted in $225,000 in cash for EXCO. This addition to working capital was utilized primarily to pay off EXCO's short-term note payable in the second quarter of 1996.

         EXCO estimates that, on a pro forma basis, capital expenditures of approximately $1,150,000 for drilling and recompletions may be necessary to bring the nonproducing reserves, to proved developed producing status. The costs may change due to adjustments to the completion plans and inflation. If these reserves are not developed, future cash flows may be negatively impacted, resulting in a reduction in working capital and liquidity. No contractual obligations exist that require EXCO to make any of these capital expenditures. EXCO expects to use cash available from working capital or borrowings under the Credit Facility to fund such expenditures if and when made.

         LONG-TERM DEBT

         On March 31, 1998, EXCO had long-term debt (excluding current maturities) of $612,000. EXCO's $150,000 note payable on December 31, 1996 was paid in full in the second quarter of 1997 through the proceeds received from the sale of an oil and natural gas property. This note payable amount had been borrowed from a bank to fund the costs associated with the attempted acquisition of Taurus Energy Corp.

         SALE OF EQUITY

         On December 31, 1997, Messrs. Eubank and Ellis purchased 200,000 shares (100,000 shares each) of EXCO's Common Stock, par value $.01 per share, for $3.00 per share, thus generating $600,000 in cash for EXCO. These proceeds were primarily used for working capital and general corporate purposes.

         NEW CREDIT FACILITY

         On February 11, 1998, EXCO entered into the Credit Facility. The Credit Facility provides for borrowings up to $50 million, subject to borrowing base limitations.


         The Credit Facility consists of a regular revolver which at July 13, 1998, had a borrowing base of $6.7 million. As of July 13, 1998, approximately $1,080,000 was available to be borrowed under the Credit Facility. A portion of the borrowing base is available for the issuance of letters of credit. All borrowings under the Credit Facility are secured by a first lien deed of trust providing a security interest in tangible and intangible assets representing at least 90% of the assessed present value of EXCO's oil and natural gas properties.


         The Credit Facility provides that if EXCO's aggregate outstanding indebtedness is less than $5,000,000, advances will bear interest at 1.5% over the appropriate LIBOR rate. If the aggregate outstanding indebtedness is greater than $5,000,000, then advances will bear interest at 1.0% over LIBOR if the borrowing base usage is less than 50%, 1.25% over LIBOR if the borrowing base usage is between 50-70%, 1.5% over LIBOR if the borrowing base usage is between 70-90%, and 1.75% over LIBOR if the borrowing base usage exceeds 90%. Currently, EXCO's interest rate under the Credit Facility is 7.2% per annum. The Credit Facility also permits EXCO to repay and reborrow amounts under the Credit Facility without any penalty, thereby allowing EXCO the flexibility to utilize any available cash to reduce its outstanding indebtedness and thus, its costs of borrowed funds.


         Under the terms of the Credit Facility, EXCO must not permit its Current Ratio (as defined) of Consolidated Current Assets (as defined) to its Consolidated Current Liabilities (as defined) to be less than 1.0 to 1.0 at any time. Furthermore, EXCO must not permit its Consolidated Tangible Net Worth (as defined) to be less than $500,000 at any time between February 11, 1998 and March 31, 1999. In addition, by March 31, 1999, EXCO's Consolidated Tangible Net Worth must increase by 50% of EXCO's Consolidated Net Income (as defined) for the fiscal quarter then ended and for every fiscal quarter thereafter must increase by 50% of EXCO's Consolidated Net Income for the fiscal quarter then ended. On December 31, 1997, if the Credit Facility had been outstanding at that time, EXCO would have been in compliance with both the Current Ratio and the Consolidated Tangible Net Worth covenants. On March 31, 1998, EXCO was in compliance with the Consolidated Tangible Net Worth covenant, but was not in compliance with the Current Ratio covenant. On May 15, 1998, NationsBank waived EXCO's noncompliance with the Current Ratio at March 31, 1998. Since May 15, 1998, EXCO has been in compliance with both the Current Ratio and the Consolidated Tangible Net Worth covenants. EXCO believes, but cannot assure, that it will be able to comply with all restrictive covenants in the future. In the future, if EXCO fails to comply with a restrictive covenant and fails to acquire a waiver, then NationsBank, of Texas, N.A. or a successor entity may declare an event of default has occurred and call the notes immediately due and payable to the extent and debt remains outstanding under the Credit Facility. EXCO may be unable to repay all then-outstanding indebtedness in which case the lenders could proceed to foreclose on all collateral securing the Credit Facility and pursue such other remedies as may be available to the lenders. However, EXCO intends to repay all outstanding indebtedness under the Credit Facility with proceeds from the Rights Offering.


         No principal amortization shall be required during the Credit Facility period as long as the aggregate principal balance does not exceed the borrowing base then in effect. However, if a borrowing base deficiency exists after giving effect to the redetermination, then EXCO must either (a) eliminate such borrowing base deficiency by making a single mandatory prepayment of principal on the revolving loan in an amount equal to the entire amount of such borrowing base deficiency on the first monthly date following the date on which such borrowing base deficiency is determined to exist, (b) eliminate such deficiency by making 6 consecutive mandatory prepayments of principal on the revolving loan each of which shall be in the amount of one sixth (1/6th) of the amount of such borrowing base deficiency commencing on the first monthly date following the date on which such borrowing base deficiency is determined to exist and continuing on each monthly date thereafter, or (c) eliminate such borrowing base deficiency by submitting additional mineral interests to banks on the first monthly date following the date on which such borrowing base deficiency is determined to exist for evaluation as borrowing base properties which banks, in their sole discretion, determine have a value sufficient to increase the borrowing base by at least the amount of the borrowing base deficiency. If by the first scheduled borrowing base redetermination EXCO has not realized a minimum of $10.0 million in additional cash equity, then, beginning July 20, 1998 and on the twentieth day of each month thereafter, EXCO will be required to amortize the then outstanding debt balance by applying 75% of the previous month's net revenues to the Credit Facility. The Credit Facility matures on February 11, 2000.

         EXCO's next borrowing base redetermination is scheduled for no later than July 1, 1998, and semi-annually thereafter. EXCO may seek additional borrowing capacity at that time for its acquisition and exploitation strategy. However, there is no assurance that the current strategy will result in increased collateral values or that such values will enable EXCO to borrow the funds needed to continue the strategy.

         The Credit Facility contains a number of covenants affecting EXCO's liquidity and capital resources, including restrictions on EXCO's ability to incur indebtedness at any time in an amount exceeding $100,000 or to pledge assets outside of the Credit Facility, EXCO's maintenance of a minimum net worth and restrictions on the payment of dividends on EXCO's capital stock.

         NEED TO RAISE ADDITIONAL CAPITAL

         The growth of EXCO's business will require substantial capital on a continuing basis. There is no assurance that any such required additional funds would be available on satisfactory terms and conditions, if at all. There is also no assurance that EXCO will not pursue, from time to time, opportunities to acquire oil and natural gas properties and businesses that may utilize the capital currently expected to be available for its present operations. The amount and timing of EXCO's future capital requirements, if any, will depend upon a number of factors, including drilling costs, transportation costs, equipment costs, marketing expenses, staffing levels and competitive conditions, and any purchases or dispositions of assets, many of which are not within EXCO's control. Failure to obtain any required additional financing could materially affect the growth, cash flow and earnings of EXCO. In addition, EXCO's pursuit of additional capital could result in the incurrence of additional debt or potentially dilutive issuances of additional equity securities.

INFLATION AND CHANGING PRICES

         The impact of inflation, as always, is difficult to assess. In 1997 and through the first quarter of 1998, EXCO has experienced a weakness in prices received for its oil and natural gas production. EXCO cannot anticipate whether the present level of inflation will remain, however, a sudden increase in inflation and/or an increase in operating costs or drilling costs coupled with a continuation of low oil prices could have an adverse effect on the operations of EXCO.

YEAR 2000 COMPLIANCE

         EXCO's management has conducted a review of its information systems and related data-processing activities to assess its exposure to the Year 2000 issue. As a result, EXCO recently purchased an oil and natural gas based software system which is Year 2000 compliant. The Year 2000 compliant version of this software is in use at other oil and natural gas companies currently. EXCO expects this software to be installed and operational on or before July 15, 1998.

         EXCO currently uses Year 2000 compliant engineering evaluation software for acquisition analysis, as well as internal engineering applications. EXCO's spreadsheet and word processing software is also Year 2000 compliant.

         EXCO has potential Year 2000 exposure with regard to its third party relationships and services including its bank and bank accounts, payroll processing which is outsourced and other vendor and/or service providers who utilize computers. Though EXCO has no control over Year 2000 compliance implementation by these parties, EXCO has inquired and been assured that all of EXCO's service providers are currently or will be Year 2000 compliant.

         EXCO does not currently anticipate that it will incur material expenditures, if any at all, to complete modifications for the Year 2000.

                             BUSINESS AND PROPERTIES

GENERAL

         EXCO is an independent oil and natural gas company that has been engaged in the oil and natural gas business since 1955. EXCO's activities are currently conducted primarily in Texas and Louisiana. Due to limited capital resources and cash flow, in recent years EXCO's business activity has decreased. At December 31, 1997, EXCO had 779,150 Boe of proved reserves, 93% of which were natural gas, and owned leasehold interests in a total of 15,788 gross (3,744 net) acres of oil and natural gas properties, 49% of gross acres (75% net) which were developed acres. EXCO held interests in 47 gross (9.76 net) wells at December 31, 1997. On a pro forma basis at December 31, 1997, EXCO had an interest in 176 gross (49.0 net) wells and had estimated proved reserves of 2,268,100 Boe with an estimated SEC PV-10 of $13.1 million ($12.2 million Standardized Measure). Approximately 70% of these reserves were classified as proved developed producing reserves. On a pro forma basis at December 31, 1997, EXCO's Proved Reserves had an estimated reserve life of 13.3 years and were 62% natural gas. EXCO currently serves as operator for approximately 77 wells. See "--Oil and Natural Gas Reserves" and "--Acreage."


         On December 19, 1997, Mr. Miller acquired 413,423 (approximately 51%) of EXCO's outstanding shares of Common Stock at $3.00 per share, from various holders, including certain current and former officers and directors of EXCO. At that time, three of EXCO's five directors resigned and Mr. Miller and Mr. Eubank were elected to the Board of Directors. In addition, Mr. Miller was elected Chairman of the Board and Chief Executive Officer and Mr. Eubank was elected President, Treasurer and Chief Financial Officer. On December 31, 1997, Mr. Eubank and Mr. Ellis each acquired from EXCO 100,000 shares of Common Stock at $3.00 per share. Also, on December 31, 1997, Mr. Eubank resigned as Chief Financial Officer and Dr. Ramsey was appointed Chief Financial Officer of EXCO. Mr. Miller was formerly Chairman of the Board and Chief Executive Officer of Coda. Mr. Eubank was formerly President and a director of Coda and Mr. Ellis was formerly a director of Coda. Dr. Ramsey was formerly Financial Planning Manager. With the proceeds of the Rights Offering and the Credit Facility, the new management team intends to commence an aggressive acquisition, development and exploitation program. In executing this strategy, EXCO will focus on producing properties with enhancement opportunities from activities such as infill drilling, recompletions, repairs and equipment changes. EXCO will seek properties it can operate, thus maintaining the maximum control of enhancement activities. EXCO intends to generate drilling prospects internally and acquire prospects from independent geologists and geophysicists and other oil and natural gas operators.

BUSINESS STRATEGY

         Following the Rights Offering, EXCO's business strategy will be to enhance shareholder value through increases in revenues, earnings and operating cash flow achieved through expansion and diversification of its energy operations. EXCO intends to pursue a strategy of asset, revenue and cash flow growth through acquisitions and development and exploitation of proved oil and natural gas properties. EXCO believes there are numerous opportunities to acquire additional energy assets and to enhance the value of such assets. EXCO's current management successfully executed this strategy while at Coda. EXCO will pursue its strategy of asset, revenue and cash flow growth in the following primary areas:

         o Growth. Achieve asset, revenue and cash flow growth as a result of the acquisition and further development of other producing oil and natural gas properties. EXCO believes there are numerous opportunities to acquire additional energy assets and to enhance the value of such assets through improved operating practices and by aggressively developing reserve potential.

         o        Acquire and Enhance Producing Oil and Natural Gas Properties.
                  Take advantage of opportunities that currently exist in the United States to acquire producing oil and natural gas properties. EXCO plans to continue to focus its acquisition activities onshore in Texas, New Mexico, Oklahoma and Louisiana to complement its existing properties and operations; however, EXCO plans to review potential acquisitions in other geographical regions of the United States if they represent a significant concentration of energy-related assets. EXCO will target producing properties that management believes have additional development and exploitation potential.

         o Emphasize Exploitation and Development Activities. Exploit its existing oil and natural gas properties and conduct development evaluation and drilling on its existing and future oil and natural gas properties. EXCO intends to concentrate on enhancement opportunities from activities such as infill drilling, recompletions, repairs and equipment changes. EXCO may participate, from time to time, in a limited number of exploratory wells.

         o Corporate Efficiencies. Develop and operate a larger asset base with less than proportionate increases in its overhead, which will enable EXCO to achieve and maintain a competitive cost structure.

         o Capital Management. Maintain financial strength and flexibility to position itself to pursue opportunities for business expansion and acquisitions and to permit EXCO to adapt to down cycles in the energy industry. EXCO believes that effective management of its debt and equity are key to achieving this objective.

         o Technology. Increase its exploitation efforts, focusing on established geological trends where EXCO can employ geological, geophysical and engineering expertise. EXCO is considering the application of 3-D seismic and advanced drilling technologies where cost-effective and appropriate.

EXPLOITATION AND DEVELOPMENT ACTIVITIES

         Historically, EXCO has financed its exploitation and development expenditures primarily through cash flow from operations, bank borrowings, equity capital from private sales of stock and promoted funds from industry partners. With respect to its acquisition activities, EXCO intends to shift its emphasis to larger scale acquisitions of producing properties with additional development and exploitation potential. Initially, EXCO plans to use a combination of debt and equity financing to fund these larger acquisitions.

         EXCO made exploitation and development expenditures of $108,000, $17,000 and $74,000 during the nine month transition period ended December 31, 1995, the fiscal year ended December 31, 1996 and the fiscal year ended December 31, 1997, respectively. EXCO made net lease acquisition expenditures of $4,000, $1,000 and $2,000 during the nine month transition period ended December 31, 1995, the fiscal year ended December 31, 1996 and the fiscal year ended December 31, 1997, respectively. EXCO's ability to continue to fund its exploitation and development activities depends upon cash flow and its ability to secure the necessary financing for such activities.

OPERATING ACTIVITIES

         Where possible, EXCO prefers to act as operator of the oil and natural gas properties and prospects in which it owns an interest. The operator of an oil and natural gas property supervises production, maintains production records, employs field personnel and performs other functions required in the production and administration of such property. The fees for such services customarily vary from well to well, depending on the nature, depth and location of the well being operated. Generally, the operator of an oil and natural gas prospect is determined by such factors as the size of the working interest held by a participant in the prospect, a participant's knowledge and experience in the geological area in which the prospect is located and geographical considerations. On December 31, 1997, EXCO was the operator of 24 gross (7.92 net) wells, which represented approximately 51.1% of the gross wells and 81.1% of the net wells in which EXCO had an interest at such date. The remainder of the wells in which EXCO had an interest at such date are operated by third party operators. The wells that EXCO operates are located in Texas and Louisiana. Although EXCO elects to operate and manage most of its properties and drilling activities, its wells are drilled by independent drilling contractors.

OIL AND NATURAL GAS PROPERTIES

         The following table sets forth the fields in which EXCO has its principal oil and natural gas properties, and certain information as of December 31, 1997 with respect to each of such fields.



                                                                              Fiscal Year Ended
                                                                              December 31, 1997
                                   Wells        Proved Reserves                Net Production
                             ----------------  -----------------              -----------------
                                                                  Percentage
                                                                      of
                                                 Oil      Gas     Equivalent    Oil      Gas
                              Gross     Net    (Bbls)    (Mcf)     Reserves    (Bbls)   (Mcf)
                             -------  -------  ------  ---------  ----------  ----------------
Logansport, Louisiana.......       2      .96   4,204  2,198,183     47.6%       211    26,316
Nine Mile Draw, Texas.......       1      .61      --  1,714,619     36.7        --     68,992
Southern Pine Field, Texas..       1      .12      --    152,453      3.3        --     15,165
Other.......................      43     8.07  53,912    260,950     12.4     14,242    70,618
                             -------  -------  ------  ---------  ----------  ------   -------
         Total..............      47     9.76  58,116  4,326,205    100.0%    14,453   181,091
                             =======  =======  ======  =========  ==========  ======   =======



         LOGANSPORT FIELD

         In 1995, EXCO acquired an additional 48% working interest in, and became the operator of, an existing natural gas well (the "Acquired Well") in the Logansport field located in DeSoto Parish, Louisiana. As a result of acquisitions, EXCO owns a 51% working interest in the Acquired Well and related acreage. The Logansport field produces from a series of low permeability reservoirs with long life natural gas reserves. EXCO's reserves are produced in the Hosston (Travis Peak) and Pettit formations from depths between 6,000 and 7,200 feet. The field is developed with 640 and 320 acre spacing, and wells in the field are expected to have a production life exceeding 30 years.

         NINE MILE DRAW FIELD

         The Nine Mile Draw field is located in Reeves County, Texas, and production is derived from a low permeability fractured limestone formation. Presently, EXCO operates 1 gross (.61 net) well in the Fusselman formation, which produces from depths between 13,700 and 14,400 feet and is estimated to have a remaining reserve life of approximately 20 years.

         SOUTHERN PINE FIELD

         EXCO owns a nonoperated interest in 1 gross (.12 net) well in Cherokee County, Texas. Production is derived from the Travis Peak formation, which has estimated net reserves of approximately 152,453 Mcf of natural gas. Reserve estimates indicate that as of December 31, 1997 the SEC PV-10 value attributable to EXCO's interest was approximately $130,615.

TITLE TO PROPERTIES

         As is common industry practice, little or no investigation of title is made at the time of acquisition of undeveloped properties, other than a preliminary review of local mineral records. Title investigations are made, and in most cases, a title opinion of local counsel is obtained before commencement of drilling operations. EXCO believes that the methods it utilizes for investigating title prior to the acquisition of any properties are consistent with practices customary in the oil and natural gas industry and that such practices are adequately designed to enable EXCO to acquire good title to such properties. Some title risks, however, cannot be avoided, despite the use of customary industry practices.

         EXCO's properties are generally subject to customary royalty and overriding royalty interests, liens incident to operating agreements, liens for current taxes and other burdens and minor encumbrances, easements and restrictions, and may be mortgaged to secure indebtedness of EXCO. EXCO believes that none of these burdens either materially detract from the value of such properties or materially interfere with their use in the operation of EXCO's business. Substantially all of EXCO's properties are pledged as collateral under the Credit Facility.

OIL AND NATURAL GAS RESERVES

         All reserves are evaluated at contract temperature and pressure which can affect the measurement of natural gas reserves. Operating costs, development costs and certain production-related and ad valorem taxes were deducted in arriving at the estimated future net cash flows. No provisions were made for income taxes. The following estimates set forth reserves considered to be economically recoverable under normal operating methods and existing conditions at the prices and operating costs prevailing at the dates indicated above. The estimates of the SEC PV-10 from future net cash flows differ from the Standardized Measure of discounted future net cash flows set forth in the notes to the Financial Statements of EXCO, which is calculated after provision for future income taxes. There can be no assurance that these estimates are accurate predictions of future net cash flows from oil and natural gas reserves or their present value.

         Proved reserves are estimates of oil and natural gas to be recovered in the future. Reservoir engineering is a subjective process of estimating the sizes of underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Reserve reports of other engineers might differ from the reports contained herein. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate. Future prices received for the sale of oil and natural gas may be different from those used in preparing these reports. The amounts and timing of future operating and development costs may also differ from those used. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered. See "Risk Factors -- Uncertainty of Estimates of Reserves and Future Net Cash Flows."

         On December 31, 1997, EXCO's oil and natural gas reserves included direct working interests in 47 wells in the states of Texas, Louisiana, North Dakota, Kansas and Oklahoma, as well as overriding royalties in an additional nine wells in Texas. EXCO has no reserves offshore or outside of the United States. On December 31, 1997, approximately 61% of the present value of the estimated future net revenues attributable to EXCO's properties were attributable to proved developed reserves and approximately 39% was attributable to proved undeveloped reserves. In addition, approximately 7.5% of the proved reserves were attributable to oil and approximately 92.5% were attributable to natural gas, on a Boe basis.

         The following table summarizes EXCO's proved reserves on December 31, 1997, and was prepared in accordance with the rules and regulations of the
Commission:

                                 PROVED RESERVES
                              On December 31, 1997
Oil and Liquids (Bbls)
   Proved Developed .........................................        56,656
   Proved Undeveloped........................................         1,460
                                                                  ---------

          Total..............................................        58,116
                                                                  =========
Natural Gas (Mcf)
   Proved Developed .........................................     2,340,784
   Proved Undeveloped........................................     1,985,421
                                                                  ---------
          Total..............................................     4,326,205
                                                                  =========


         A significant portion of the value of the proved nonproducing reserves are in the Logansport and the Nine Mile Draw fields. There are risks associated with recovery of reserves in the nonproducing category. In addition, EXCO must incur certain costs and undertake certain risks associated with drilling and workover operations to recover these reserves.

         The reserve estimates presented as of December 31, 1997 have been prepared by Lee Keeling and Associates, Inc., independent petroleum engineers, Tulsa, Oklahoma, and are a part of their report on EXCO's oil and natural gas properties. Estimates of oil and natural gas reserves are, of necessity, projections based on engineering data and, thus, are forward-looking in nature. However, because of the uncertainties inherent in the interpretation of such data, EXCO cannot ensure that the reserves set forth herein will ultimately be realized and the actual results could differ materially. See Note 11 to EXCO's Financial Statements herein for additional information regarding EXCO's oil and natural gas reserves, including the present value of future net revenues. Previous reserve estimates as of March 31, 1995 reported herein were prepared by Milmac Operating Company, independent petroleum engineers, Lubbock, Texas. Previous reserve estimates as of December 31, 1995 and December 31, 1996 reported herein were prepared by Lee Keeling and Associates, Inc.

RESERVES REPORTED TO OTHER AGENCIES

         Estimates of oil and natural gas reserves have not been filed with or included in reports to any federal authority or agency other than the Commission.

PRODUCTION

         The following table summarizes for the periods indicated, EXCO's revenues, net production of oil (including condensate) and natural gas sold, the average sales price per unit of oil (Bbl) and natural gas (Mcf) and costs and expenses associated with the production of oil and natural gas:


                                                     Nine Months
                                                        Ended              Fiscal Year Ended
                                                     December 31,             December 31,
                                                     ------------      --------------------------
                                                         1995              1996          1997
                                                     ------------      ------------  ------------
Sales:
      Oil and Condensate:
         Revenue.................................     $  305,569        $  452,229   $  282,642
         Production sold (Bbls)..................         18,526            22,150       14,453
         Average sales price per Bbl.............     $    16.49        $    20.42   $    19.56
      Natural Gas:
         Revenue.................................     $  254,275        $  419,719   $  387,334
         Production sold (Mcf)...................        181,121           224,024      181,091
         Average sales price per Mcf.............     $     1.40        $     1.87   $     2.14
      Costs and Expenses:
         Production costs per Boe................     $     6.84        $     7.21   $     7.21
         Depreciation, depletion and
           amortization per Boe..................           1.54              1.46         1.41

         Total oil and natural gas reserves for the fiscal year ended December 31, 1997 decreased 23% from the prior fiscal year primarily due to decreases in production volumes resulting from the sale in 1997 of certain properties and the normal depletion of producing wells. The average sales price per barrel of oil decreased $.86, or 4%, and the average sale price per Mcf of natural gas increased $.27, or 14%, from such prices for fiscal year end December 31, 1996.

         Total oil and natural gas revenues for the fiscal year ended December 31, 1996 increased 56% from the nine month transition period ended December 31, 1995 due to both an increase in oil and natural gas prices and an increase in production volumes, resulting largely from the 3 month longer time period of fiscal 1996. The average sales price per barrel of oil increased $3.93, or 24%, and the average sales price per Mcf of natural gas increased $.47, or 34%, from such prices for the nine month transition period ended December 31, 1995.

         EXCO's net production reported in the preceding table only includes production that is owned by EXCO and produced to its oil and natural gas interest, less royalties. Oil production for the fiscal year ended December 31, 1997 was 35% lower and natural gas production was 19% lower than for the fiscal year ended December 31, 1996. Oil production for the fiscal year ended December 31, 1996 was 16% higher and natural gas production was 24% higher than the nine month transition period ended December 31, 1995. On a Boe basis total production for the fiscal year ended December 31, 1996 decreased 25% from the fiscal year ended December 31, 1996 and total production for the fiscal year ended December 31, 1996 increased 22% from the nine month transition period ended December 31, 1995.

PRODUCTIVE WELLS

         The following table sets forth EXCO's interest in productive wells (producing wells and wells capable of production) on December 31, 1997. The total gross oil and natural gas wells does not include any multiple completions. On December 31, 1997, EXCO did not own an interest in any well that was being completed.


                                         Gross Wells                 Net Wells
                                  -------------------------  ---------------------------
                                    (Oil)   (Gas)   (Total)    (Oil)    (Gas)    (Total)
                                  ------- ------- ---------  -------  ------- ----------
Kansas..........................        0       1         1        0      .08        .08
Louisiana.......................        0       2         2        0      .96        .96
North Dakota....................        2       0         2      .07        0        .07
Oklahoma........................        1       1         2      .02      .02        .04
Texas...........................       25      15        40     3.16     5.45       8.61
                                  ------- ------- ---------  -------  ------- ----------
     Total......................       28      19        47     3.25     6.51       9.76



DRILLING ACTIVITIES

         With respect to its drilling operations, EXCO plans to concentrate on lower risk, development-type properties, generally consisting of drilling to reservoirs from which production is or formerly was being obtained. The drilling of development wells is subject to the normal risk of dry holes, or a failure to produce oil and natural gas in commercial quantities. The degree of risk varies depending, among other things, on the distance between the well and the nearest producing well, other available geological information and the geological features of the area. In the past, EXCO has drilled higher risk, exploratory-type wells, primarily in geological basins with relatively high levels of drilling density and where adequate subsurface information in the form of well logs and seismic data was generally available to evaluate potential hydrocarbon accumulations. All drilling activities are subject to the risk of encountering unusual or unexpected formations and pressures and other conditions that may result in financial losses or liabilities to third parties or governmental entities, many of which may not be covered by insurance. The number and type of wells drilled by EXCO will vary depending on the amount of funds available for drilling, the cost of each well, the size of the fractional working interests acquired by EXCO in each well and the estimated recoverable reserves attributable to each well.

                                                               EXPLORATORY WELLS
                                        -----------------------------------------------------------
                                                  Gross                             Net
                                        ---------------------------     ---------------------------
                                         Productive    Dry   Total       Productive   Dry    Total
                                        ------------  ----- -------     ------------ -----  -------
Nine Month Transition Period Ended
  December 31, 1995  ..................      --          2      2             .00     .13      .13
Year Ended December 31, 1996  .........      --        --     --              .00     .00      .00
Year Ended December 31, 1997  .........      --        --     --              .00     .00      .00


                                                               DEVELOPMENT WELLS
                                        -----------------------------------------------------------
                                                  Gross                             Net
                                        --------------------------      ---------------------------
                                         Productive    Dry  Total        Productive   Dry    Total
                                        ------------  ----- ------      ------------ -----  -------
Nine Month Transition Period Ended
  December 31, 1995  ..................        1       --       1             .11     .00      .11
Year Ended December 31, 1996  .........      --        --     --              .00     .00      .00
Year Ended December 31, 1997  .........        1       --       1             .12     .00      .12

         The number of wells drilled refers to the number of wells (holes) completed at any time during the fiscal year, regardless of when drilling was initiated. All drilling activities referenced in the above tables were conducted in the State of Texas. In April 1998, EXCO drilled and completed one development well in Maverick County, Texas.

ACREAGE

         The following table sets forth EXCO's interest in developed acreage and undeveloped acreage on December 31, 1997:

                                       Developed Acreage    Undeveloped Acreage
                                       -----------------    -------------------
                                         Gross     Net         Gross     Net
                                       -------   ------       -------  ------
Kansas  ............................       160       12           640      50
Louisiana  .........................     1,280      616             0       0
North Dakota  ......................       472       15           320       8
Oklahoma  ..........................       320        5             0       0
Texas  .............................     5,535    2,169         7,061     869
                                       -------   ------       -------  ------
         Total  ....................     7,767    2,817         8,021     927


         The primary terms of the oil and natural gas leases covering the majority of EXCO's undeveloped acreage expire at various dates, generally ranging from 1 to 5 years. EXCO can retain its interest in undeveloped acreage by drilling activity that establishes commercial reserves sufficient to maintain the lease. Certain of EXCO's undeveloped acreage in Texas is being "held by production," for which expiration will not occur until production ceases from all wells on the particular leases.

SALES OF PRODUCING PROPERTIES AND UNDEVELOPED ACREAGE

         EXCO evaluates properties on an ongoing basis to determine the economic viability of the property and whether such property enhances the objectives of EXCO. During the course of normal business, EXCO may dispose of producing properties and undeveloped acreage if EXCO believes that such disposition is in its best interests.

         In the fiscal year ended December 31, 1997, EXCO sold its interest in 3 major groups of producing oil properties in Texas and Illinois for a total of $270,000 which reduced the full cost pool accordingly. In the fiscal year ended December 31, 1996, EXCO exchanged its interest in 4 non-operated producing wells for an interest in each of the 4 operated producing wells. In the nine month transition period ended December 31, 1995, EXCO sold a portion of its interest in an undeveloped lease, which reduced EXCO's basis in the lease by $28,000.

PRODUCTS, MARKETS AND REVENUES

         Oil and natural gas are the principal products currently produced by EXCO. EXCO does not refine or process the oil and natural gas that it produces. EXCO sells the oil it produces under short-term contracts at market prices in the areas in which the producing properties are located, generally at F.O.B. field prices posted by the principal purchase of oil in such areas.

         Natural gas produced from EXCO's properties is sold under both short-term and long-term contracts to transmission and utility companies that have pipelines in the vicinity of the producing properties or that will construct pipelines to such properties. The contracts are of a type common within the industry, and a separate contract is usually negotiated for each property. Typically, EXCO's sales contracts are made for terms ranging from day-to-day up to 6 months.

         The availability of a ready market for oil and natural gas and the prices of oil and natural gas are dependent upon a number of factors that are beyond the control of EXCO. These factors include, among other things, the level of domestic production and economic activity generally, the availability of imported oil and natural gas, actions taken by foreign oil producing nations, the availability of natural gas pipelines with adequate capacity and other transportation facilities, the availability and marketing of other competitive fuels, fluctuating and seasonal demand for oil, natural gas and refined products and the extent of governmental regulation and taxation (under both present and future legislation) of the production, refining, transportation, pricing, use and allocation of oil, natural gas, refined products and substitute fuels. Accordingly, in view of the many uncertainties affecting the supply and demand for oil, natural gas and refined petroleum products, it is not possible to predict accurately the prices or marketability of the oil and natural gas from any producing well in which EXCO has or may acquire an interest.

         Oil prices have been subject to significant fluctuations over the past decade. Levels of production maintained by the Organization of Petroleum Exporting Companies ("OPEC") member nations and other major oil producing countries are expected to continue to be a major determinant of oil price movements in the future. As a result, future oil price movements cannot be predicted with any certainty. Similarly, during the past several years, the market price for natural gas has been subject to significant fluctuations on a monthly basis, as well as from year to year. These frequent changes in the market price make it impossible for EXCO to predict natural gas price movements with any certainty.

         EXCO cannot provide assurance that it will be able to market all oil or natural gas that EXCO produces or, if such oil or natural gas can be marketed, that favorable price and contractual terms can be negotiated. Changes in oil and natural gas prices may significantly affect the revenues and cash flow of EXCO and the value of its oil and natural gas properties. Further, significant declines in the prices of oil and natural gas may have a material adverse effect on the business and financial condition of EXCO. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

         In certain areas in which EXCO engaged in oil and natural gas production activities, the supply of oil and natural gas available for delivery from time to time exceeds the demand. During such times, companies purchasing oil and natural gas in such areas reduce the amount of oil and natural gas that they will purchase or "take." If buyers cannot be readily located for newly discovered oil and natural gas reserves, newly completed oil and natural gas wells may be shut-in for various periods of time. As a result, the over-supply of oil and natural gas in certain areas may cause EXCO to experience "take" problems or may adversely affect EXCO's ability to obtain contracts to market oil and natural gas discovered in wells in which EXCO owns an interest.

         The following table sets forth the amount of EXCO's oil sales, natural gas sales and the percent of oil and natural gas sales to total revenues for the periods indicated:

                                                                                                      Percent of
                                                                                                 Oil and Gas Sales to
                                                                                                    Total Revenues
                                                                                                 --------------------
                                                                                Total Oil and
Period Ended                                           Oil Sales    Gas Sales     Gas Sales           Oil     Gas
-------------------------------------------------     -----------  -----------  --------------       -----  -------
Nine Month Transition Period December 31, 1995...      $  306,000  $  254,000    $  560,000           48%     40%
Year Ended December 31, 1996.....................         452,000     420,000       872,000           50%     46%
Year Ended December 31, 1997.....................         283,000     387,000       670,000           41%     55%


         In February 1996, EXCO changed its fiscal year from a March 31 year end to a December 31 year end, resulting in a short year of 9 months for the transition period ended December 31, 1995. The comparability of most of the year to year comparisons in this report is affected by the fact that the nine month transition period ended December 31, 1995 is 3 months shorter than the full fiscal years ended December 31, 1996 and December 31, 1997.

DELIVERY COMMITMENTS

         EXCO is not presently obligated to provide a fixed and determinable quantity of oil or natural gas under any existing contract or agreement.

CUSTOMERS

         During the fiscal year ended December 31, 1997, sales of oil and natural gas to three purchasers, Scurlock Permian Corporation, Delhi Gas Pipeline Corporation and Aurora Natural Gas, L.L.C., accounted for 22%, 19%, and 14%, respectively, of EXCO's total revenues. During the fiscal year ended December 31, 1996, sales of oil and natural gas to two purchasers, Scurlock Permian Corporation and Delhi Gas Marketing Corp., accounted for 26% and 15%, respectively, of EXCO's total revenues. During the nine month period ended December 31, 1995, sales of oil and natural gas to three purchasers, Scurlock Permian Corporation, Delhi Gas Marketing Corp. and Pride Pipeline Company, accounted for 20%, 13% and 10%, respectively, of EXCO's total revenues. Although the loss of any one of EXCO's oil and natural gas purchasers could temporarily cease or delay EXCO's production and sale of its oil and natural gas in the purchasers' particular service area, EXCO believes it would be able, under current economic circumstances, to contract with other purchasers for its oil and natural gas production.

REGULATION

         GENERAL

         EXCO's operations are affected from time to time in varying degrees by political developments and federal and state laws and regulations. In particular, oil and natural gas production operations and economics are or have been affected by price control, tax and other laws relating to the oil and natural gas industry, by changes in such laws and by changing administrative regulations. There are currently no price controls on oil, condensate or NGLs. To the extent price controls remain applicable after the enactment of the Natural Gas Wellhead Decontrol Act of 1989, EXCO is of the opinion that such controls will not have a significant impact on the prices received by EXCO for natural gas produced in the near future.

         Legislation affecting the oil and natural gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and natural gas industry and its individual members, compliance with which is often difficult and costly and certain of which carry substantial penalties for the failure to comply. EXCO cannot predict how existing regulations may be interpreted by enforcement agencies or the courts, nor whether amendments or additional regulations will be adopted, nor what effect such interpretations and changes may have on EXCO's business or financial condition.

         NATURAL GAS REGULATION

         Historically, interstate pipeline companies generally acted as wholesale merchants by purchasing natural gas from producers and reselling the natural gas to local distribution companies and large end users. Commencing in late 1985, the Federal Energy Regulatory Commission ("FERC") issued a series of orders that have had a major impact on interstate natural gas pipeline operations, services, and rates, and thus have significantly altered the marketing and price of natural gas. The FERC's key rule making action, Order No. 636 ("Order 636"), issued in April 1992, required each interstate pipeline to, among other things, "unbundle" its traditional bundled sales services and create and make available on an open and nondiscriminatory basis numerous constituent services (such as gathering services, storage services, firm and interruptible transportation services, and standby sales and natural gas balancing services), and to adopt a new rate making methodology to determine appropriate rates for those services. To the extent the pipeline company or its sales affiliate makes natural gas sales as a merchant in the future, it does so pursuant to private contracts in direct competition with all other sellers, such as EXCO; however, pipeline companies and their affiliates were not required to remain "merchants" of natural gas, and most of the interstate pipeline companies have become "transporters only." In subsequent orders, the FERC largely affirmed the major features of Order 636 and denied a stay of the implementation of the new rules pending judicial review. By the end of 1994, the FERC had concluded the Order 636 restructuring proceedings, and, in general, accepted rate filings implementing Order 636 on every major interstate pipeline. However, even through the implementation of Order 636 on individual interstate pipelines is essentially complete, many of the individual pipeline restructuring proceedings, as well as Order 636 itself and the regulations promulgated thereunder, are subject to pending appellate review and could possibly be changed as a result of future court orders. EXCO cannot predict whether the FERC's orders will be affirmed on appeal or what the effects will be on its business.

         In recent years the FERC also has pursued a number of other important policy initiatives which could significantly affect the marketing of natural gas. Some of the more notable of these regulatory initiatives include (i) a series of orders in individual pipeline proceedings articulating a policy of generally approving the voluntary divestiture of interstate pipeline owned gathering facilities by interstate pipelines to their affiliates (the so-called "spin down" of previously regulated gathering facilities to the pipeline's nonregulated affiliate), (ii) the completion of a rule making involving the regulation of pipelines with marketing affiliates under Order No. 497, (iii) the FERC's ongoing efforts to promulgate standards for pipeline electronic bulletin boards and electronic data exchange, (iv) a generic inquiry into the pricing of interstate pipeline capacity, (v) efforts to refine the FERC's regulations controlling operation of the secondary market for released pipeline capacity, and (vi) a policy statement regarding market based rates and other non-cost-based rates for interstate pipeline transmission and storage capacity. Several of these initiatives are intended to enhance competition in natural gas markets, although some, such as "spin downs," may have the adverse effect of increasing the cost of doing business on some in the industry as a result of the monopolization of those facilities by their new, unregulated owners. The FERC has attempted to address some of these concerns in its orders authorizing such "spin downs," but it remains to be seen what effect these activities will have on access to markets and the cost to do business. As to all of these recent FERC initiatives, the ongoing, or in some instances, preliminary evolving nature of these regulatory initiatives makes it impossible at this time to predict their ultimate impact on EXCO's business.

         EXCO owns, directly or indirectly, certain natural gas facilities that it believes meet the traditional tests the FERC has used to establish a company's status as a gatherer not subject to FERC jurisdiction under the Natural Gas Act of 1938 (the "NGA"). Moreover, recent orders of the FERC have been more liberal in their reliance upon or use of the traditional tests, such that in many instances, what was once classified as "transmission" may now be classified as "gathering." EXCO transports its own natural gas through these facilities. EXCO also transports certain of its natural gas through gathering facilities owned by others, including interstate pipelines. With respect to item
(i) in the preceding paragraph, on May 27, 1994, the FERC issued orders in the context of the "spin off" or "spin down" of interstate pipeline owned gathering facilities. A "spin off" is a FERC approved sale of such facilities to a non-affiliate. A "spin down" is the transfer by the interstate pipeline of its gathering facilities to an affiliate. A number of spin offs and spin downs have been approved by the FERC and implemented. The FERC held that it retains jurisdiction over gathering provided by interstate pipelines, but that it generally does not have jurisdiction over pipeline gathering affiliates, except in the event of affiliate abuse (such as actions by the affiliate undermining open and nondiscriminatory access to the interstate pipeline). These orders require nondiscriminatory access for all sources of supply, prohibit the tying of pipeline transportation service to any service provided by the pipeline's gathering affiliate, and require the new gathering company to submit a "default" contract if a satisfactory contract cannot be mutually agreed upon by the interstate pipeline and its existing customers. Several petitions for rehearing of the FERC's May 27, 1994, orders were filed. On November 30, 1994, the FERC issued a series of rehearing orders largely affirming the May 27, 1994, orders. The FERC clarified that "default" contracts are intended to serve only as a transition mechanism to prevent arbitrary termination of gathering service to existing customers. Also, the FERC now requires interstate pipelines to not only seek authority under Section 7(b) of the NGA to abandon certificated facilities, but also to seek authority under Section 4 of the NGA to terminate service from both certificated and uncertificated facilities. On December 31, 1994, an appeal was filed with the U.S. Court of Appeals for the D.C. Circuit to overturn three of the FERC's November 30, 1994, orders. EXCO cannot predict what the ultimate effect of the FERC's orders pertaining to gathering will have on its production and marketing, or whether the Appellate Court will affirm the FERC's orders on these matters.

         FEDERAL TAXATION

         The federal government is continually proposing tax initiatives that may affect the oil and natural gas industry, including EXCO. Due to the preliminary nature of these proposals, EXCO is unable to determine what effect, if any, the proposals would have on product demand or EXCO's results of operations.

         STATE REGULATION

         The various states in which EXCO conducts activities regulate the drilling, operation and production of oil and natural gas wells, such as the method of developing new fields, spacing of wells, the prevention and clean-up of pollution, and maximum daily production allowables based on market demand and conservation considerations.

         ENVIRONMENTAL REGULATION

         EXCO's exploration, development and production of oil and natural gas, including its operation of saltwater injection and disposal wells, are subject to various federal, state and local environmental laws and regulations. Such laws and regulations can increase the costs of planning, designing, installing and operating oil and natural gas wells. EXCO's domestic activities are subject to a variety of environmental laws and regulations, including, but not limited to, the OPA, the Clean Water Act ("CWA"), the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the Resource Conservation and Recovery Act ("RCRA"), the Clean Air Act ("CAA") and the Safe Drinking Water Act ("SDWA"), as well as state regulations promulgated under comparable state statutes. EXCO also is subject to regulations governing the handling, transportation, storage and disposal of naturally occurring radioactive materials that are found in its oil and natural gas operations. Civil and criminal fines and penalties may be imposed for non-compliance with these environmental laws and regulations. Additionally, these laws and regulations require the acquisition of permits or other governmental authorizations before undertaking certain activities, limit or prohibit other activities because of protected areas or species and impose substantial liabilities for cleanup of pollution.

         Under the OPA, a release of oil into water or other areas designated by the statue could result in EXCO being held responsible for the costs of remediating such a release, certain OPA specified damages and natural resource damages. The extent of that liability could be extensive, as set forth in the statute, depending on the nature of the release. A release of oil in harmful quantities or other materials into water or other specified areas could also result in EXCO being held responsible under the CWA for the cost of remediation, and civil and criminal fines and penalties.

         CERCLA and comparable state statutes, also known as "Superfund" laws, can impose joint and several and retroactive liability, without regard to fault or the legality of the original conduct, on certain classes of persons for the release of a "hazardous substance" into the environment. In practice, cleanup costs are usually allocated among various responsible parties. Potentially liable parties include site owners or operators, past owners or operators under certain conditions and entities that arrange for the disposal or treatment of, or transport hazardous substances found at the site. Although CERCLA, as amended, currently exempts petroleum, including, but not limited to, crude oil, natural gas and natural gas liquids from the definition of hazardous substance, EXCO's operations may involve the use or handling of other materials that may be classified as hazardous substances under CERCLA. Furthermore, there can be no assurance that the exemption will be preserved in future amendments of the act, if any.

         RCRA and comparable state and local requirements impose standards for the management, including treatment, storage and disposal of both hazardous and nonhazardous solid wastes. EXCO generates hazardous and nonhazardous solid waste in connection with its routine operations. From time to time, proposals have been made that would reclassify certain oil and natural gas wastes, including wastes generated during pipeline, drilling and production operations, as "hazardous wastes" under RCRA which would make such solid wastes subject to must more stringent handling, transportation, storage, disposal and clean-up requirements. This development could have a significant impact on EXCO's operating costs. While state laws vary on this issue, state initiatives to further regulate oil and natural gas wastes could have a similar impact.

         Because oil and natural gas exploration and production, and possibly other activities, have been conducted at some of EXCO's properties by previous owners and operators, materials from these operations remain on some of the properties and in some instances require remediation. In addition, EXCO has agreed to indemnify Sellers of producing properties from whom EXCO has acquired reserves against certain liabilities for environmental claims associated with such properties. While EXCO does not believe the costs to be incurred by EXCO for compliance and remediating previously or currently owned or operated properties will be material, there can be no guarantee that such costs will not result in material expenditures.

         Additionally, in the course of EXCO's routine oil and natural gas operations, surface spills and leaks, including casing leaks, of oil or other materials occur, and EXCO incurs costs for waste handling and environmental compliance. Moreover, EXCO is able to control directly the operations of only those wells for which it acts as the operator. Notwithstanding EXCO's lack of control over wells owned by EXCO but operated by others, the failure of the operator to comply with applicable environmental regulations may, in certain circumstances, be attributable to EXCO.

         It is not anticipated that EXCO will be required in the near future to expend amounts that are material in relation to its total capital expenditures program by reason of environmental laws and regulations, but inasmuch as such laws and regulations are frequently changed, EXCO is unable to predict the ultimate cost of compliance. There can be no assurance that more stringent laws and regulations protecting the environment will not be adopted or that EXCO will not otherwise incur material expenses in connection with environmental laws and regulations in the future. See "Risk Factors -- Governmental Regulation."

         OTHER PROPOSED LEGISLATION

         In the past, Congress has been very active in the area of natural gas regulation. Legislative proposals are pending in various states which, if enacted, could significantly affect the petroleum industry. EXCO cannot predict which proposals, if any, may actually be enacted by Congress or any of the state legislatures, and what impact, if any, such proposals may have on EXCO's operations.

COMPETITION

         The oil and natural gas industry is highly competitive. EXCO encounters strong competition from other independent operators and from major oil companies in acquiring properties in contracting for drilling equipment and in securing trained personnel. Many of these competitors have financial resources and staffs substantially larger than those available to EXCO.

         Exploitation for and production of oil and natural gas is also affected by competition for drilling rigs and the availability of tubular goods and certain other equipment. While the oil and natural gas industry has experienced shortages of drilling rigs and equipment, pipe and personnel in the past, EXCO is not presently experiencing any shortages and does not foresee any such shortages in the near future. EXCO is unable to predict how long current market conditions will continue.

         Competition for attractive oil and natural gas producing properties, undeveloped leases and drilling rights is also strong, and EXCO cannot provide assurance that it will be able to compete satisfactorily in the acquisition of such properties. Many major oil companies have publicly indicated their decisions to concentrate on overseas activities and have been actively marketing certain of their existing producing properties for sale to independent producers. There can be no assurance that EXCO will be successful in acquiring any such properties.

EMPLOYEES


         As of July 16, 1998, EXCO employed fifteen persons of which two were involved in field operations and thirteen were engaged in office and administrative activities. None of EXCO's employees are represented by unions or covered by collective bargaining agreements. To date, EXCO has not experienced any strikes or work stoppages due to labor problems and considers its relations with its employees to be good. EXCO also utilizes the services of independent consultants on a contract basis.


PROPERTIES

         EXCO currently leases 2,000 square feet of office space in Dallas, Texas which is used as EXCO's headquarters. The lease expires in December, 1999, and provides for monthly rental payments of $6,440 plus a CPI increase in year two. EXCO also maintains a field office in Tyler, Texas.

LEGAL PROCEEDINGS

         EXCO is not presently party to, nor is any of its property the subject of, any material pending legal proceedings other than routine litigation incidental to EXCO's business.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The following discussion describes certain relationships and related transactions between EXCO and certain officers, directors and shareholders. EXCO believes the terms of all such transactions were on terms comparable to those that could have been negotiated with an unaffiliated third-party. Any future transactions with officers, directors or 5% shareholders will be on terms no less favorable to EXCO than could be obtained from third parties. EXCO does not currently have a formal policy regarding the evaluation of affiliated transactions. However, under the requirements of Article 2.35 of the Texas Business Corporation Act, an affiliated transaction must be authorized by one of the following means: (i) the affirmative vote of a majority of the disinterested directors, (ii) the affirmative vote of the shareholders or (iii) the board of directors, a committee thereof or the shareholders if the transaction is fair to the corporation. Moreover, under the terms and covenants of the Credit Facility, EXCO may not engage in any transaction with an affiliate unless the transaction is only as favorable to the affiliate as what could be obtained in an arm's length transaction with an unaffiliated third party in accordance with prevailing industry customs and practices.

         MILLER SHARE PURCHASE TRANSACTION

         On December 19, 1997, Mr. Miller purchased (the "Purchase") 413,423 shares of Common Stock of EXCO, par value $.01 per share, for $3.00 per share. Upon completion of the Purchase, Mr. Miller was at that date the beneficial owner of approximately 51% of the Common Stock of EXCO.

         The Purchase was effected pursuant to the terms of a Stock Option Agreement first dated December 8, 1997 among Mr. Miller, on the one hand, and Richard D. Collins, Dave Fitzgerald, Inc., David N. Fitzgerald, Francis C. Fitzgerald, W.R. Granberry, Glenn L. Seitz, Suzanne F. Bobo, J.A. Dinger, John
A. Schlensker, Donald C. Thomas, Jr. and R. Scott Collins (collectively, the "Sellers"), on the other (the "Option Agreement"). The Sellers included directors of EXCO and members of EXCO's management and certain affiliates.

         On December 18, 1997, Mr. Miller exercised his option to purchase the shares. On December 19, 1997, Mr. Miller executed a Stock Purchase Agreement among Mr. Miller, on the one hand, and certain Sellers, on the other (the "Purchase Agreement"). Pursuant to the terms of the Option Agreement and the Purchase Agreement, the Purchase was consummated December 19, 1997. In connection with the Purchase, Mr. Miller paid the Sellers an aggregate of approximately $1,240,269 in cash from personal funds. The consideration paid by Mr. Miller in connection with the Purchase was determined by arms' length negotiations between Mr. Miller and the Sellers.


         In addition, on December 19, 1997, the Board of Directors of EXCO held a meeting at which time the resignations of various officers and directors of EXCO were tendered and accepted. The Board of Directors appointed Mr. Miller as a Director and then elected him Chairman and Chief Executive Officer of EXCO. The Board of Directors also appointed Mr. Eubank to the Board of Directors and elected him President, Treasurer and Chief Financial Officer of EXCO. Mr. David
N. Fitzgerald resigned as Chairman of the Board of EXCO, Mr. Gleeson resigned as President and Chief Executive Officer of EXCO, Mr. Glenn L. Seitz resigned as a Director and Treasurer of EXCO, Mr. Richard D. Collins resigned as a Director and Secretary of EXCO and Mr. W.R. Granberry resigned as a Director of EXCO. Richard E. Miller was elected Secretary of EXCO. Messrs. Fitzgerald and Gleeson remained as Directors of EXCO.


         On December 31, 1997, Mr. Eubank resigned as Chief Financial Officer and Dr. Ramsey was appointed Chief Financial Officer and Vice President of EXCO.

         PRIVATE PLACEMENT

         On December 31, 1997, EXCO issued, in a private placement conducted pursuant to Section 4(2) of the Securities Act, 100,000 shares of Common Stock, par value $.01 per share, to Mr. Eubank for an aggregate purchase price of $300,000, or $3.00 per share. In addition, on that same date EXCO issued, in a private placement, 100,000 shares to Mr. Ellis for an aggregate purchase price of $300,000, or $3.00 per share. The purchase price for these shares was based on the purchase price paid by Mr. Miller for his shares in the Purchase. All of the shares so issued are deemed "restricted" shares under the Federal securities laws. The $600,000 aggregate gross purchase consideration will be used as general corporate working capital by EXCO.

         RICHARD D. COLLINS

         The Board of Directors authorized a payment of $23,736 to Richard D. Collins, a former director of EXCO, for expenses related to attempting to locate acquisition candidates for EXCO and consulting services rendered during 1997 to EXCO.

         MAVERICK COUNTY, TEXAS ACQUISITION

         Effective January 1, 1998, EXCO acquired interests in 9 gross (7.0 net) producing natural gas wells, 2 gross (1.87 net) nonproducing wells, 360 gross (280 net) developed acres and 3,384 gross (2,843 net) undeveloped acres in Maverick County, Texas (the "Acquisition"). The Acquisition included a majority of the working interest and operator status for all but one of such wells. All of the wells produce from the Glen Rose formation at depths between 5,000 and 5,900 feet. EXCO has identified at least two potential development well locations, one of which was drilled and completed as a producing gas well in April 1998. The estimated cost to EXCO for its 48.75% before payout (43.875% after payout) interest in such well is $219,000. Reserve estimates as of December 31, 1997 indicate that the SEC PV-10, attributable to EXCO's interest in the current wells and two development wells is approximately $1.5 million ($1.37 million Standardized Measure). All of the estimated reserves are classified as proved reserves, with 66% attributable to proved developed producing reserves and 34% attributable to proved undeveloped reserves. Richard
E. Miller, General Counsel, General Land Manager and Secretary of EXCO was one of the selling parties in the Acquisition and received the sum of $29,440 for his interest as a seller. In the sale to EXCO, Richard E. Miller retained an overriding royalty interest of less than 1% in two of the producing wells purchased and a 17.5% working interest in the development well which was drilled in April 1998. The sellers in the Acquisition, including Richard E. Miller, retained an interest in future drilling on certain of the acquired acreage, including the second of the two development wells referred to above. The retained interest of the sellers was equal to one-third of the interest they owned at the time of the sale. The reserve estimates set forth above fully reflect and do not include the interests retained by the sellers, including Richard E. Miller. In connection with the Acquisition, Richard E. Miller also received a 3% finder's fee in the amount of $22,806 for his role in bringing the Acquisition to EXCO's attention.

         J. MICHAEL MUCKLEROY

         During the fiscal year ended December 31, 1997, Mr. Muckleroy, who became a director on March 31, 1998, owned the following working interests in the following wells operated by EXCO: the Wilbanks #1 (4.18%); the McGarraugh 1-139 (2%); the Perkins #4 (6%); the Mitchell #1 (11.7%); the Mitchell #2 (18%);
and the Coats #5 (11%). Mr. Muckleroy received approximately $2,700 per month as a result of his working interests in wells operated by EXCO. On March 5, 1998 the Board of Directors issued 12,500 shares of Common Stock, par value $.01 per share, to Mr. Muckleroy in exchange for his working interest in the aforementioned wells.

         GLENN L. SEITZ

         Mr. Seitz, a director of EXCO until December 19, 1997, owns working interests in the following wells operated by EXCO: the Perkins #4 (.5%); the Mitchell #1 (.5%); the Mitchell #2 (.5%); and the Coats #5 (.5%). Mr. Seitz receives approximately $96 per month as a result of his working interests in wells operated by EXCO.

INDEMNIFICATION ARRANGEMENTS

         EXCO has authority under Articles 2.02(A)(16) and 2.02-1 of the Texas Business Corporation Act to indemnify its officers and directors to the extent provided for in such statute.

         Article VI of EXCO's Restated Bylaws provides that EXCO shall indemnify each of its directors and officers, its former directors and officers and agents of EXCO against expenses actually and reasonably incurred by him or her in connection with the defense of any action, suit or proceeding, civil or criminal, in which such person is made a party by reason of being or having been such director or officer, except in situations where he or she shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his or her duty to EXCO. In the event of a criminal conviction (whether based on a plea of guilty or nolo contendere or its equivalent, or after trial), such conviction shall not be deemed an adjudication of liability for negligence or misconduct in the performance of duty to EXCO if such director or officer acted in good faith in what he or she considered to be the best interest of EXCO and without reasonable cause to believe that his or her actions were illegal. In absence of an adjudication which expressly absolves the director or officer of liability to EXCO or its shareholders for negligence or misconduct, or in the event of a settlement, the right to indemnification of a director or officer shall be conditioned upon prior resolution adopted by two-thirds of the disinterested members of the Board of Directors or by independent counsel.


         EXCO intends to maintain insurance against liabilities incurred by its officers and directors in defense of actions to which they are made parties by reason of their positions as officers and directors.

         Insofar as indemnification for liabilities arising under the Securities Act is permitted for directors, officers or persons controlling EXCO pursuant to the foregoing provisions, EXCO has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                          DESCRIPTION OF CAPITAL STOCK

         EXCO's authorized capital stock consists of (i) 25,000,000 shares of Common Stock and (ii) 10,000,000 shares of Preferred Stock. Upon consummation of the Rights Offering and assuming all Rights are exercised, 6,537,696 shares of Common Stock and no shares of Preferred Stock will be outstanding (before adjustments for fractional shares). The following summary of EXCO's capital stock does not purport to be complete and is subject to, and qualified in its entirety by, the Articles of Incorporation. On March 31, 1998, EXCO consummated a Reverse Stock Split. See "Recent Developments."

COMMON STOCK

         EXCO is authorized to issue 25,000,000 shares of Common Stock, par value $.02 per share. As of the Record Date for the Rights Offering, there were 594,336 shares of Common Stock issued and outstanding held by approximately 1,600 shareholders of record. All shares of Common Stock have equal voting rights on the basis of one vote per share on matters to be voted on by the shareholders. Cumulative voting for the election of directors is not permitted. The vote or concurrence of two-thirds of the outstanding voting shares of Common Stock is required for any amendments to the Articles of Incorporation, or for the approval of any merger or consolidation, any distributions in partial liquidation of EXCO, any sale, lease, exchange or other disposition not in the ordinary course of business of all, or substantially all, of the property or assets of EXCO or the dissolution of EXCO.


         Shareholders of Common Stock are entitled to receive dividends if, when and as declared by the Board of Directors out of funds legally available therefor. Shares of Common Stock have no preemptive, conversion, sinking fund, redemption or similar provisions. In the event of liquidation of EXCO, shareholders of Common Stock are entitled to share on a pro rata basis in the distribution of EXCO's assets, if any, after the payment of liabilities and the liquidation preference, if any, on any preferred stock then outstanding. All outstanding shares of Common Stock are, and the shares of Common Stock being issued and sold by EXCO in the offering made hereby, will be, when issued and paid for, fully paid and nonassessable.



         A total of 1,000,000 shares of Common Stock have been reserved for issuance under EXCO's 1998 Stock Option Plan of which, as of July 16, 1998, 1,000,000 shares remain available for grants of stock options.


PREFERRED STOCK


         EXCO is authorized to issue 10,000,000 shares of Preferred Stock. The Preferred Stock may be issued in series, and shares of each series shall have such rights and preferences as shall be fixed by the Board of Directors in the resolution or resolutions authorizing the issuance of that particular series. In designating any series of Preferred Stock the Board of Directors has authority, without further action by the holders of Common Stock, to fix the number of shares constituting that series and to fix the dividends rights, dividend rate, conversion rights, rights and terms of redemption (including any sinking fund provisions), and the liquidation preferences of that series of Preferred Stock. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of EXCO. EXCO has no present plans to issue any shares of Preferred Stock.

TEXAS LAW AND CERTAIN CORPORATE PROVISIONS

         EXCO is subject to the provisions of Article 13 of the Texas
Business Corporation Act. In general, this statute prohibits a publicly-held Texas corporation from engaging, under certain circumstances, in a "business combination" with an "affiliated shareholder" for a period of three years after the date of the transaction in which the person becomes an affiliated shareholder, unless either (i) prior to the date at which the shareholder became an affiliated shareholder the Board of Directors approved either the business combination or the transaction in which the person becomes an affiliated shareholder, or (ii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the affiliated shareholder) at a meeting of the shareholders (and not by written consent) held not earlier than six months after the date on which the person became an "affiliated shareholder" of the business combination. An "affiliated shareholder" is a person who, together with or through affiliates and associates, beneficially owns or within the preceding three-year period was the beneficial owner of 20% or more of the corporation's outstanding voting stock. Article 13 defines a "business combination" to include any merger, share exchange, conversion and asset based transactions and other transactions resulting in a financial benefit to the affiliated shareholder or an associate or affiliate of the affiliated shareholder.

LIMITATIONS ON LIABILITY

         As authorized by Article 1301-7.06 of the Texas Miscellaneous Corporation Laws Act (the "TMCLA"), the Articles of Incorporation provide that to the fullest extent, now or hereafter permitted by Texas law, EXCO's directors will have no personal liability to EXCO or its shareholders for monetary damages for breach or alleged breach of the directors' duty of care. This provision in the Articles of Incorporation will not eliminate directors' liability resulting from suits by third parties, and does not affect EXCO or its shareholders' ability to obtain equitable remedies such as an injunction or a rescission of an agreement or transaction deemed improper. Furthermore, each director will continue to be subject to liability for (i) a breach of a director's duty of loyalty to EXCO or its shareholders, (ii) an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law, (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, (iv) an act or omission for which the liability of a director is expressly provided for by statute, or (v) an act related to an unlawful share repurchase or payment of a dividend.

                              SELLING SHAREHOLDERS

     This Prospectus covers offers and sales of Rights from time to time by each of the named individuals (each a "Selling Rightsholder" and collectively, the "Selling Rightsholders") named below. This Prospectus also covers offers and sales of shares of Common Stock from time to time that may be issued to the Standby Purchasers under the terms of the Standby Purchase Agreements. This Prospectus does not cover offers and sales of shares of Common Stock issued to a named individual upon exercise of their Basic Subscription Privilege or their Oversubscription Privilege.

The names of the Selling Rightsholders and the Standby Purchasers and the position, office or other material relationship which each has had with EXCO in the past three years are as follows:

         NAME                 POSITION

         Douglas H. Miller       Chairman and Chief Executive Officer of EXCO
                                 and 5% or more shareholder as of December 19, 1997 (1)

         T.W. Eubank             President and director of EXCO since December
                                 19, 1997; 5% or more shareholder since December
                                 31, 1997 (1)

         Earl E. Ellis           Director of EXCO since March 31, 1998; 5% or
                                 more shareholder since December 31, 1997 (1)

         J. Michael Muckleroy    Director of EXCO since March 31, 1998

         T. Boone Pickens        Director of EXCO since March 31, 1998

         Ares Leveraged
         Investment Fund, L.P.   Standby Purchaser (2)

         OCM Principal
         Opportunities Fund,
         L.P.                    Standby Purchaser (2)

(1)      See "Recent Developments - Change of Control."

(2)      See "The Rights Offering - Standby Purchase Agreements."


     The following table (i) lists the name of each Selling Rightsholder and each Standby Purchaser, (ii) the number of shares of Common Stock owned by each Selling Rightsholder and each Standby Purchaser before this Rights Offering,
(iii) the number of Rights and shares (as to the Standby Purchasers only and assuming the Standby Purchasers acquired the full 2,000,000 shares and 1,000,000 shares, respectively they may acquire under the Standby Purchase Agreement) that may be offered by each Selling Rightsholder or each Standby Purchaser pursuant to this Prospectus,(iv) the number of shares of Common Stock to be owned by each Selling Rightsholder if all Rights are exercised, and, (v) the percentage of outstanding Common Stock owned by such Selling Rightsholder and each of the Standby Purchasers after the Rights Offering. The information below is as of the date of this Prospectus and has been furnished by the respective selling holders.

                                            Number of Shares       Number of Rights          Number of Shares        Percentage of
                Name of                       Owned Before          or Shares Being              Owned After          Outstanding
             Selling Holder                this Rights Offering   Registered for Resale    this Rights Offering(1)  Common Stock(1)
----------------------------------------   --------------------   ---------------------    -----------------------  ---------------
Douglas H. Miller.......................         206,711                2,067,110                2,273,821               34.8%

T.W. Eubank.............................          50,000                  500,000                  550,000                8.4

Earl E. Ellis...........................          50,000                  500,000                  550,000                8.4

J. Michael Muckleroy....................           6,250                   62,500                   68,750                1.1

T. Boone Pickens........................           7,500                   75,000                   82,500                1.3

Ares Leveraged Investment Fund, L.P.....               0                2,000,000(2)                    --(2)              --(2)

OCM Principal Opportunities Fund, L.P...               0                1,000,000(2)                    --(2)              --(2)
                                                 -------                ---------                ---------             ------
         TOTAL                                   320,461                5,204,610                3,525,071               54.0%
                                                 =======                =========                =========             ======

(1)  Assumes all Rights are exercised.

(2) For the purposes of EXCO's compliance with the Securities Act disclosure requirements, EXCO has assumed that the maximum amount that may be acquired by the Standby Purchasers pursuant to each Standby Purchase Agreement will be acquired, offered and sold, however, it is EXCO's understanding that the Standby Purchasers intend to hold any such shares of Common Stock they acquire for investment purposes.

                              PLAN OF DISTRIBUTION


     The Rights covered hereby may be offered and sold from time to time by the Selling Rightsholders. The shares of Common Stock purchased by the Standby Purchasers may be offered and sold from time to time by the Standby Purchasers. The Selling Rightsholders and the Standby Purchasers will act independently of EXCO in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on the OTC (or other market on which the Rights and the Common Stock are listed or otherwise qualified for trading), at market prices prevailing at the time of the sale, at prices related to the then prevailing market price or in negotiated transactions, including pursuant to an underwritten offering or pursuant to one or more of the following methods: (i) purchases by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (ii) ordinary brokerage transactions and transactions in which a broker solicits purchasers; and (iii) block trades in which a broker-dealer so engaged will attempt to sell the Rights or the Common Stock as agent but may take a position and resell a portion of the block as principal to facilitate the transaction. In effecting sales, broker-dealers engaged by the Selling Rightsholders and the Standby Purchasers may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from the Selling Rightsholders or the Standby Purchasers in amounts to be negotiated immediately prior to the sale. Those Selling Rightsholders who may be deemed "underwriters" within the meaning of the Securities Act (including certain affiliates of the Company) will have to deliver a Prospectus to any Purchaser in connection with the resale of any Rights.

     In connection with the sale of Rights and shares of Common Stock covered hereby, underwriters or agents may receive compensation from the Selling Rightsholders or the Standby Purchasers or from purchasers of the Rights and Common Stock covered hereby for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Rights and shares of Common Stock to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they act as agents. Underwriters, dealers and agents that participate in the distribution of Rights and shares of Common Stock covered hereby may be deemed to be underwriters, and any discounts or commissions received by them from the Selling Rightsholders or the Standby Purchasers and any profit on the resale of Rights and shares of Common Stock by them may be deemed to be underwriting discounts and commissions under the Securities Act. EXCO, any Selling Rightsholder, and the Standby Purchasers can not presently estimate the amount of such compensation.

         Selling Rightsholders may also convey, without charge or other form of compensation, their Rights to other nonaffiliated third parties.

     EXCO knows of no other existing arrangements between any Selling Rightsholder and any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the Common Stock.


     To the extent required, EXCO will file, during any period in which offers or sales are being made, a supplement to this Prospectus which sets forth, with respect to a particular offering, the specific number of Rights and shares of Common Stock to be sold, the name of the holder, the sales price, the name of any participating broker, dealer, underwriter or agent, any applicable commission or discount and any other material information with respect to the plan of distribution not previously disclosed.

         In order to comply with certain states' securities laws, if applicable, the Rights and shares of Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Rights and shares of Common Stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is satisfied.

                    MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

         The following discussion constitutes Haynes and Boone, LLP's opinion regarding the material federal income tax consequences of the Rights Offering. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change (possibly on a retroactive basis). This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to a particular holder of Rights in light of such holder's personal investment circumstances nor does this discussion address special tax implications which may be applicable to certain types of holders of Rights subject to special treatment under the Code (including, without limitation, financial institutions, broker-dealers, regulated investment companies, life insurance companies, tax-exempt organizations, foreign corporations and non-resident aliens). Moreover, the discussion is limited to those holders who will hold the Rights and any Common Stock acquired upon the exercise of Rights, as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). No consideration of any aspects of state, local or foreign taxation is included herein. EXCO has not sought, nor does it intend to seek, any rulings from the IRS relating to the tax issues addressed herein, and such issues may be subject to substantial uncertainty resulting from the lack of definitive judicial or administrative authority and interpretations applicable thereto.

         EACH EXISTING HOLDER OF COMMON STOCK AND EACH PROSPECTIVE HOLDER OF RIGHTS IS URGED TO CONSULT SUCH PERSON'S OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE RIGHTS OFFERING WITH RESPECT TO SUCH PERSON'S OWN PARTICULAR TAX SITUATION, INCLUDING THE APPLICATION AND EFFECT OF THE CODE, AS WELL AS STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

TAX CONSEQUENCES TO HOLDERS OF RIGHTS

         ISSUANCE OF RIGHTS TO EXISTING SHAREHOLDERS

         Haynes and Boone, LLP, counsel to EXCO, has rendered an opinion that the distribution of Rights to holders of Common Stock (the "Existing Shareholders") should be characterized as a non-taxable distribution under
Section 305(a) of the Code ("Section 305(a) Distribution"), although this matter is not free from doubt. The issue exists because present law is not clear as to whether the distribution of Rights to Existing Shareholders would be characterized as a Section 305(a) Distribution or, alternatively, as a distribution under Sections 301 and 305(b) of the Code ("Section 301 Distribution"). If the Rights distribution is treated as a Section 301 Distribution, and provided that EXCO does not have positive net earnings during fiscal 1998, the value of the Rights distributed would be treated as a nontaxable reduction in the Existing Shareholder's basis in his Common Stock, and the balance (if any) in excess of such adjusted basis would be taxed as capital gain.

         BASIS OF RIGHTS

         If the Rights distribution is properly characterized as a Section 305(a) Distribution, then, except as provided in the following sentence, the tax basis of Rights received by an Existing Shareholder in the Rights distribution would be zero. If, however, (i) the Rights distribution constitutes a Section 305(a) Distribution and (ii) either the Rights have a value (on the date of distribution of the Rights) equal to or greater than 15% of the value of the shares of Common Stock with respect to which the Rights are distributed or the Existing Shareholder elects to apply the rule described in this sentence, then upon exercise or transfer (but not upon lapse) of the Rights, the Existing Shareholder would reallocate his tax basis in his Common Stock between the Rights and the Common Stock based on the relative fair market values of each. If the Rights distribution is treated as a Section 301 Distribution, an Existing Shareholder would have a tax basis in the Rights equal to (and, assuming that EXCO does not have positive net earnings during fiscal 1998, the Existing Shareholder's basis in his Common Stock would be reduced by) the fair market value of the Rights on the date of the Rights distribution. Persons who acquire Rights by purchase will have a tax basis in the Rights equal to the purchase price paid therefor.

         HOLDING PERIOD OF RIGHTS

         If, the Rights distribution is treated as a Section 305(a) Distribution, an Existing Shareholder will have a holding period in the Rights that includes the holding period of the shares of Common Stock to which the Rights distribution relates. If the Rights distribution is treated as a Section 301 Distribution, the Existing Shareholder would have a holding period in the Rights that begins on the day following the date of distribution of the Rights. A holder who acquires Rights by purchase will have a holding period in the Rights that begins on the date of purchase.

         EXERCISE OR SALE OF RIGHTS

         A holder of Rights will not be taxed upon exercise of the Rights regardless of whether the Rights were received in a Section 305(a) Distribution or a Section 301 Distribution. The holder's tax basis in the shares of Common Stock received upon exercise will equal (i) his basis in the Rights, plus (ii) the Subscription Price paid for the Common Stock. The holder's holding period in the Common Stock will begin on the day following the date of exercise of the Rights.

         Upon a sale of the Rights, a holder of Rights will realize capital gain or loss equal to the difference between the amount received (if any) for the Rights and his tax basis in the Rights (determined as described in "-- Basis of Rights" above). Whether the capital gain or loss constitutes short term, medium term or long term capital gain or loss will depend on the holder's holding period of the Rights (determined as described in "-- Holding Period of Rights" above).

         LAPSE OF RIGHTS

         A holder of Rights who allows Rights to lapse would have a capital loss equal to his basis (determined as described in "-- Basis of Rights" above), if any, in the Rights that lapsed. If the Rights distribution is treated as a
Section 305(a) Distribution, an Existing Shareholder who allows a Right to lapse will have no basis in the Right and, thus, would realize no capital loss.

         SALE OR CASH REDEMPTION OF COMMON STOCK

         Upon a sale or cash redemption of shares of Common Stock, a holder who acquired Rights by purchase and, if (as expected) EXCO has no net earnings during fiscal 1998, an Existing Shareholder, will generally recognize capital gain or loss in an amount equal to the difference between the amount received in the sale or redemption and the holder's tax basis (determined as described in "-- Exercise or Sale of Rights" above) in the shares redeemed.


                                  LEGAL MATTERS

         Certain legal matters in connection with the securities offered hereby will be passed upon for EXCO by Haynes and Boone, LLP, Dallas, Texas.


                                     EXPERTS

         The balance sheet of EXCO as of December 31, 1997, and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 1997 included in this Prospectus and incorporated in this Prospectus by reference from EXCO's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as stated in their report included and incorporated by reference herein and are included in reliance upon such report given the authority of such firm as experts in accounting and auditing.

         The consolidated balance sheet of EXCO as of December 31, 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for the nine months ended December 31, 1995, and the year then ended December 31, 1996, have been included in this Prospectus and incorporated in this Prospectus by reference from EXCO's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Belew Averitt, LLP, independent certified public accountants, as stated in their report included and incorporated by reference herein and are included in reliance upon such report given the authority of said firm as experts in accounting and auditing.

         The statements of revenues and direct operating expenses in respect of oil and natural gas properties (the "Maverick County Properties") acquired from various sellers in February, 1998 for the years ended December 31, 1996 and 1997 included in this Prospectus and incorporated in this Prospectus by reference from EXCO's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as stated in their reports included and incorporated by reference herein and are included in reliance upon such reports given the authority of such firm as experts in accounting and auditing.

         The balance sheets of Jacobi-Johnson Energy, Inc., as of December 31, 1996 and 1997, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1996 and 1997 have been audited by Ernst & Young LLP, independent auditors, as stated in their report included in this Prospectus and are included in reliance upon such report given the authority of such firm as experts in accounting and auditing.

         The balance sheets of Gladstone Resources, Inc., as of December 31, 1996 and 1997, and the related statements of operations, stockholders' equity and cash flows for the three years then ended incorporated in this Prospectus by reference from Gladstone's Annual Report on Form 10-K dated May 1, 1998, have been audited by Harold Ratcliff, Certified Public Accountant and independent auditor, as stated in his report incorporated by reference herein and are included in reliance upon such report given the authority of such individual as an expert in accounting and auditing.

         The statements of revenues and direct operating expenses in respect of oil and natural gas properties (the "Dawson County Properties") for the years ended December 31, 1996 and 1997 included in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their report included herein and are included in reliance upon such report given the authority of such firm as experts in accounting and auditing.

         The reserve estimates presented as of December 31, 1997 with respect to the Jacobi-Johnson Properties, the reserve estimates presented as of December 31, 1995, 1996 and 1997 with respect to EXCO's historical properties and the reserve estimates presented as of December 31, 1997 with respect to the Maverick County Properties and the Dawson County Properties have been prepared by Lee Keeling and Associates, Inc., independent petroleum engineers, Tulsa, Oklahoma. Previous reserve estimates as of March 31, 1995 reported herein with respect to EXCO's historical properties were prepared by Milmac Operating Company, independent petroleum engineers, Lubbock, Texas.

                             ADDITIONAL INFORMATION

         EXCO has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act with respect to the securities offered by this Prospectus. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted from this Prospectus as permitted by the rules and regulations of the Commission. Statements made in this Prospectus regarding the contents of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for further information regarding the contents thereof, and each such statement is qualified in its entirety by such reference. For further information regarding EXCO and the securities offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto.

         The Registration Statement, including the exhibits and schedules thereto, is available for inspection at, and copies of such materials may be obtained at prescribed rates from, the public reference facilities maintained by the Commission at its principal offices located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. The Commission maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission (http://www.sec.gov).

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         Incorporated by reference in this Prospectus, and subject in each case to information contained in this Prospectus, are the following documents filed by EXCO with the Commission pursuant to the Exchange Act: (i) EXCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; (ii) EXCO's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; (iii) EXCO's Current Report on Form 8-K dated January 14, 1998; (iv) EXCO's Current Report on Form 8-K dated February 25, 1998, as amended by Form 8-K/A Amendment No. 1 filed April 8, 1998; (v) EXCO's Current Report on Form 8-K dated May 1, 1998; (vi) EXCO's Current Report on Form 8-K dated May 8, 1998; (vii) Exco's Current
Report on form 8-K dated June 30, 1998 and (viii) EXCO's Proxy Statement dated March 17, 1998.


         Incorporated by reference in this Prospectus , and subject in each case to information contained in this Prospectus, are the following documents filed by Gladstone with the Commission pursuant to the Exchange Act: (i) Gladstone's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and (ii) Gladstone's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 as amended by Quarterly Report on Form 10-Q/A Amendment No. 1 dated July 1, 1998.

         EXCO will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents). Such request should be directed to Attention: Richard E. Miller, General Counsel and Secretary, 5735 Pineland Drive, Suite 235, Dallas, Texas 75231, telephone: (214) 368-2084.

                 GLOSSARY OF SELECTED OIL AND NATURAL GAS TERMS

         The following are abbreviations and definitions of certain terms commonly used in the oil and natural gas industry and this Prospectus.

         "BBL." One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

         "BEHIND-PIPE." Hydrocarbons in a potentially producing horizon penetrated by a well bore the production of which has been postponed pending the production of hydrocarbons from another formation penetrated by the well bore. These hydrocarbons are classified as proved but nonproducing reserves.

         "BOE." Barrel of oil equivalent (converting six Mcf of natural gas to one Bbl of oil).

         "COMPLETED WELL." The completion of a well or a completed well refers to the installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

         "DEVELOPED ACREAGE." Acreage spaced or assignable to productive wells.

         "DEVELOPMENT WELL." A well drilled within the proven boundaries of an oil or natural gas reservoir with the intention of completing the stratigraphic horizon known to be productive.

         "DRY HOLE." An exploratory or development well found to be incapable of producing either oil or natural gas in sufficient economic quantities to justify completion of a well.

         "EXPLORATORY WELL." A well drilled within no proven boundaries of an oil or natural gas reservoir.

         "GROSS ACRE." An acre in which a working interest is owned.

         "GROSS WELL(S)." A gross well is a well in which a working interest is owned. The number of gross wells is the total number of wells in which working interests are owned.

         "INFILL DRILLING." Drilling of a well between known producing wells to better exploit the reservoir.

         "MCF." One thousand cubic feet of natural gas.

         "MCFE." One thousand cubic feet of natural gas equivalent (converting one Bbl of oil to six Mcf of natural gas).

         "NET ACRE(S)." A net acre is deemed to exist when the sum of fractional ownership working interests in gross acres equals one. The total of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and percentages thereof.

         "NET WELL(S)." A net well is deemed to exist when the sum of the fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and percentages thereof.

         "OVERRIDING ROYALTY INTEREST." An interest in an oil and/or natural gas property entitling the owner to a share of oil and natural gas production free of costs of production.

         "PRESENT VALUE OF ESTIMATED FUTURE NET REVENUES." The present value of estimated future net revenues is an estimate of future net revenues from a property at its acquisition date, at December 31, 1997, or as otherwise indicated, after deducting production and ad valorem taxes, future capital costs and operating expenses, but before deducting federal income taxes. The future net revenues have been discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the net revenue stream and should not be construed as being the fair market value of the properties. Estimates have been made using constant oil and natural gas prices and operating costs at the acquisition date, at December 31, 1997, or as otherwise indicated. EXCO believes that the present value of estimated future net revenues before income taxes, while not in accordance with generally accepted accounting principles, is an important financial measure used by investors and independent oil and natural gas producers for evaluating the relative significance of oil and natural gas properties and acquisitions.

         "PRODUCING WELL," "PRODUCTION WELL" or "PRODUCTIVE WELL." A well that is producing oil or natural gas or that is capable of production.

         "PROVED DEVELOPED RESERVES." Proved developed reserves are oil and gas reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

         "PROVED RESERVES." The estimated quantities of crude oil, natural gas and NGLs which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.


         "PROVED UNDEVELOPED RESERVES." Proved undeveloped reserves are oil and gas reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

         "SEC PV-10." The discounted future net cash flows for proved oil and natural gas reserves computed on the same basis as the Standardized Measure, but without deducting income taxes, which is not in accordance with generally accepted accounting principles. SEC PV-10 is an important financial measure for evaluating the relative significance of oil and natural gas properties and acquisitions, but should not be construed as an alternative to the Standardized Measure (as determined in accordance with generally accepted accounting principles).

         "UNDEVELOPED ACREAGE." As defined by the Commission, undeveloped acreage is considered to be lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

         "WORKING INTEREST." The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and to a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploitation, development and operations and all risks in connection herewith.

                              EXCO RESOURCES, INC.

                          INDEX TO FINANCIAL STATEMENTS


                                    Contents


Audited Financial Statements
     Reports of Independent Auditors............................................  F-2
     Balance Sheets.............................................................  F-4
     Statements of Operations...................................................  F-5
     Statements of Cash Flows...................................................  F-6
     Statements of Changes in Stockholders' Equity..............................  F-7
     Notes to Financial Statements..............................................  F-8

Pro Forma Combined Condensed Financial Statements (unaudited)
     Pro Forma Combined Condensed Balance Sheet................................. F-22
     Pro Forma Combined Condensed Statements of Operations...................... F-23
     Notes to Unaudited Pro Forma Combined Condensed Financial Statements....... F-25

Financial Statements of Businesses Acquired
     Maverick County Properties:
     Report of Independent Auditors............................................. F-30
     Statements of Operating Revenues and Direct Operating Expenses............. F-31
     Notes to Statements of Operating Revenues and Direct Operating Expenses.... F-32

     Jacobi-Johnson Energy, Inc.:
     Report of Independent Auditors............................................. F-34
     Balance Sheets............................................................. F-35
     Statements of Operations................................................... F-36
     Statements of Cash Flows................................................... F-37
     Statements of Changes in Stockholders' Equity.............................. F-38
     Notes to Financial Statements.............................................. F-39

     Dawson County Properties:
     Report of Independent Auditors............................................. F-46
     Statements of Operating Revenues and Direct Operating Expenses............. F-47
     Notes to Statements of Operating Revenues and Direct Operating Expenses.... F-48

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholders
EXCO Resources, Inc.

We have audited the accompanying balance sheet of EXCO Resources, Inc., as of December 31, 1997, and the related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of EXCO's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EXCO Resources, Inc., at December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

As explained in Note 2 to the financial statements, EXCO Resources, Inc. has given retroactive effect to the change in accounting for oil and natural gas properties from the successful efforts method to the full cost method.


                                                       /s/ ERNST & YOUNG LLP

                                                       ERNST & YOUNG LLP

Dallas, Texas
February 11, 1998 , except for
 the second paragraph of Note 10,
 as to which the date is March 31, 1998

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholders
EXCO Resources, Inc.

We have audited the accompanying balance sheet of EXCO Resources, Inc. as of December 31, 1996, and the related statements of operations, cash flows and changes in stockholders' equity for the nine months ended December 31, 1995 and year ended December 31, 1996. These financial statements are the responsibility of EXCO'S management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EXCO Resources, Inc. as of December 31, 1996, and the results of its operations and its cash flows for the nine months ended December 31, 1995 and year ended December 31, 1996, in conformity with generally accepted accounting principles.

As explained in Note 2 to the financial statements, EXCO Resources, Inc. has given retroactive effect to the change in accounting for all oil and gas properties from the successful efforts method to the full cost method.



                                                  /s/ BELEW AVERITT LLP

                                                  BELEW AVERITT LLP

Dallas, Texas
March 13, 1997, except Note 2, as to
 which the date is February 11, 1998
 and Note 10, second paragraph, as to
 which the date is March 31, 1998.

                              EXCO RESOURCES, INC.

                                 BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                 December 31,                March 31,
                                                                         ----------------------------    ---------------
                                                                             1996           1997              1998
                                                                         -------------  -------------    ---------------
ASSETS                                                                                                     (unaudited)
Current assets:
     Cash ..............................................................   $    46        $   496            $    52
     Accounts receivables:
         Oil and natural gas sales .....................................       155             71                 69
         Joint interest ................................................       171            155                113
     Other .............................................................         1              5                 22
                                                                           -------        -------            -------
              Total current assets .....................................       373            727                256

Oil and natural gas properties (full cost accounting method):
     Undeveloped oil and natural gas properties ........................        55             36                 32
     Proved developed oil and natural gas properties ...................     5,997          4,267              5,103
                                                                           -------        -------            -------
                                                                             6,052          4,303              5,135
     Allowance for depreciation, depletion, and amortization ...........    (5,303)        (3,830)            (3,860)
                                                                           -------        -------            -------
     Oil and natural gas properties, net ...............................       749            473              1,275
Office and field equipment, net ........................................       104             70                134
Deferred financing costs ...............................................      --             --                   89
                                                                           -------        -------            -------
              Total assets .............................................   $ 1,226        $ 1,270            $ 1,754
                                                                           =======        =======            =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Accounts payable ..................................................   $   352        $   262            $   330
     Joint interest prepayments ........................................        31           --                 --
     Revenues and royalties payable ....................................        95             50                 27
     Note payable ......................................................       150           --                 --
     Current maturities of long-term debt ..............................        30             16                 15
                                                                           -------        -------            -------
              Total current liabilities ................................       658            328                372

Long-term debt, less current maturities ................................        36             15                612

Stockholders' equity:
     Preferred stock, $.01 par value:
         Authorized shares - 10,000,000
         Outstanding shares - None .....................................      --             --                 --

     Common stock, $.02 par value:
         Authorized shares - 25,000,000
         Issued and outstanding shares - 402,650, 502,650 and 508,900
         at December 31, 1996 and 1997, and March 31, 1998, respectively         8             10                 10

     Additional paid-in capital ........................................     9,118          9,716                954

     Deficit eliminated ................................................      --           (8,799)              --

     Retained earnings (deficit), as adjusted for quasi-reorganization
         at December 31, 1997 ..........................................    (8,594)          --                (194)
                                                                           -------        -------            -------
              Total stockholders' equity ...............................       532            927                770
                                                                           -------        -------            -------
              Total liabilities and stockholders' equity ...............   $ 1,226        $ 1,270            $ 1,754
                                                                           =======        =======            =======


See accompanying notes.

                              EXCO RESOURCES, INC.

                            STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                             Nine Months                                     Three Months
                                                                Ended             Year Ended                     Ended
                                                            December 31,         December 31,                   March 31,
                                                            ------------     ----------------------    --------------------------
                                                                1995           1996          1997         1997           1998
                                                            ------------     -------       --------     -------       -----------
                                                                                                             (unaudited)
Revenues:
     Oil and natural gas ................................      $   560       $   872       $   670       $   219        $   173
     Other income .......................................           76            39            38            11             10
     Gain (loss) on disposition of property and
       equipment.........................................         --            --             (10)                         --
                                                               -------       -------       -------       -------        -------
              Total revenues ............................          636           911           698           230            183

Cost and expenses:
     Oil and natural gas production .....................          333           429           322            99             95
     Depreciation, depletion and amortization ...........           92           114            84            28             36
     General and administrative .........................          366           373           486           106            239
     Abandoned acquisition ..............................         --             303          --            --              --
     Interest ...........................................            5            18            11             5              7
                                                               -------       -------       -------       -------        -------
              Total cost and expenses ...................          796         1,237           903           238            377
                                                               -------       -------       -------       -------        -------

Loss before income taxes ................................         (160)         (326)         (205)           (8)          (194)
Income tax expense (benefit) ............................         --            --            --             --             --
                                                               -------       -------       -------       -------        -------

Net loss ................................................      $  (160)      $  (326)      $  (205)      $    (8)       $  (194)
                                                               =======       =======       =======       =======        =======
Basic and diluted loss per share ........................      $  (.47)      $  (.85)      $  (.51)      $  (.02)       $  (.38)
                                                               =======       =======       =======       =======        =======
Weighted average number of common and
  common equivalent shares outstanding ..................          338           383           403           403            509
                                                               =======       =======       =======       =======        =======


See accompanying notes.

                              EXCO RESOURCES, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                            Nine Months                                    Three Months
                                                               Ended               Year Ended                 Ended
                                                            December 31,          December 31,               March 31,
                                                            ------------    ----------------------   ------------------------
                                                                1995          1996           1997       1977         1998
                                                            ------------    ----------   ---------   ----------   -----------
                                                                                                            (unaudited)
Operating Activities:
Net loss ................................................   $    (160)   $     (326)      $   (205)    $   (8)     $  (194)
Adjustments to reconcile net loss to net cash provided
  by operating activities:
     Depreciation, depletion and amortization ...........          92           114             84         28           36
     Stock compensation expense .........................         --             23            --                      --
     Loss (gain) on disposition and abandonment of
       property and equipment ...........................          36             2             10                     --
     Effect of changes in:
         Accounts receivable ............................          71            34            100          2           44
         Other current assets ...........................         --            --              (4)         1          (17)
         Accounts payable and other current liabilities:           (1)         (155)          (166)        53           45
                                                            ---------    ----------       --------     ------      -------
Net cash provided by (used in) operating activities .....          38          (308)          (181)        76          (86)
Investing Activities:
Additions to property and equipment .....................        (183)          (27)          (100)       (25)        (869)
Proceeds from disposition of property and equipment .....          39             3            304         35            4
                                                            ---------    ----------       --------     ------      -------
Net cash provided by (used in) investing activities .....        (144)          (24)           204         10         (865)
Financing Activities:
Proceeds from note payable and long-term debt ...........         300           150            --         --           600
Payments on long-term debt ..............................        (119)          (18)           (23)        (8)          (4)
Payments on note payable ................................         --           (200)          (150)       (25)         --
Proceeds from issuance of common stock ..................         --            225            600        --           --
Deferred financing costs ................................         --            --             --         --           (89)
                                                            ---------    ----------       --------     ------      -------
Net cash provided by (used in) financing activities .....         181           157            427        (33)         507
                                                            ---------    ----------       --------     ------      -------
Net increase (decrease) in cash .........................          75          (175)           450         53         (444)
Cash at beginning of period .............................         146           221             46         46          496
                                                            ---------    ----------       --------     ------      -------
Cash at end of period ...................................   $     221    $       46       $    496     $   99      $    52
                                                            =========    ==========       ========     ======      =======
Supplemental Cash Flow Information:
Interest paid ...........................................   $       5    $       18       $     11     $    5      $     7
                                                            =========    ==========       ========     ======      =======



See accompanying notes.

                              EXCO RESOURCES, INC.

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)


                                                    Common Stock
                                                ---------------------
                                                                          Additional     Retained         Total
                                                Number of                  Paid-In       Earnings      Stockholders'
                                                 Shares       Amount       Capital       (Deficit)        Equity
                                                ---------     -------     ----------     ---------     -------------
Balance on April 1, 1995 ....................         338     $     7     $    8,871     $ (8,108)     $         770
     Net loss ...............................        --          --             --           (160)              (160)
                                                    -----     -------     ----------     --------      -------------
Balance on December 31, 1995 ................         338           7          8,871       (8,268)               610
     Shares issued upon exercise
       of stock options .....................          60           1            224         --                  225
     Common stock issued ....................           5           0             23         --                   23
     Net loss ...............................        --          --             --           (326)              (326)
                                                    -----     -------     ----------     --------      -------------
Balance on December 31, 1996 ................         403           8          9,118       (8,594)               532
     Common stock issued ....................         100           2            598         --                  600
     Net loss ...............................        --          --             --           (205)              (205)
     Adjustment for quasi-reorganization
       as of December 31, 1997 ..............        --          --           (8,799)       8,799               --
                                                    -----     -------     ----------     --------      -------------
Balance on December 31, 1997 ................         503          10            917         --                  927
     Common stock issued (unaudited) ........           6           0             37         --                   37
     Net loss (unaudited) ...................        --          --             --           (194)              (194)
                                                    -----     -------     ----------     --------      -------------
Balance on March 31, 1998 (unaudited) .......         509     $    10     $      954     $   (194)     $         770
                                                    =====     =======     ==========     ========      =============


See accompanying notes.

                              EXCO RESOURCES, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

            (Information subsequent to December 31, 1997, and for the
                three months ended March 31, 1998, is unaudited)


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

EXCO, a Texas corporation, was formed in 1955. EXCO's operations consist primarily of acquiring interests in producing oil and natural gas properties located in the continental United States. EXCO also acts as the operator on certain of these properties and receives overhead reimbursement fees as a result.

On December 19, 1997, a new stockholder (the "Buyer") took control of EXCO and its management under an option agreement, and a separate stock purchase agreement between the Buyer and certain shareholders of EXCO (the "Sellers"), whereby the Buyer purchased certain outstanding common stock from the Sellers.

QUASI-REORGANIZATION

Effective December 31, 1997, EXCO effected a quasi-reorganization through the application of $8,799,000 of its additional paid-in capital account to eliminate its accumulated deficit. EXCO's Board of Directors decided to effect a quasi-reorganization given the change in management, the infusion of new equity capital and an increase in activities. EXCO's accumulated deficit was primarily related to past operations and properties that have been disposed of. The historical carrying values of the assets and liabilities of EXCO were not required to be adjusted in connection with the quasi-reorganization.

YEAR-END CHANGE

On February 13, 1996, EXCO changed its fiscal year-end from March 31 to December 31 effective December 31, 1995.

MANAGEMENT ESTIMATES

In preparing financial statements in conformity with generally accepted accounting principles, EXCO is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. Actual results may differ from management's estimates.

CASH EQUIVALENTS

EXCO considers all highly liquid investments with maturities of 3 months or less when purchased to be cash equivalents.

CONCENTRATION OF CREDIT RISK AND ACCOUNTS RECEIVABLE

Financial instruments that potentially subject EXCO to concentration of credit risk consist principally of cash and trade receivables. EXCO places its cash with high credit quality financial institutions. EXCO sells oil and natural gas to various customers. In addition, EXCO participates with other parties in the drilling, completion, and operation of oil and natural gas wells. Substantially all of EXCO's accounts receivable are due from either purchasers of oil, natural gas, or natural gas liquids or participants in oil and natural gas wells for which EXCO serves as the operator. Generally, operators of oil and natural gas properties have the right to offset future revenues against unpaid charges related to operated wells. Oil and natural gas sales are generally unsecured. Credit losses are provided for in the financial statements and have been within management's expectations. The allowance for doubtful accounts receivable aggregated $20,000 and $18,000 at December 31, 1996 and 1997, respectively.

                              EXCO RESOURCES, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

            (Information subsequent to December 31, 1997, and for the
                three months ended March 31, 1998, is unaudited)


OIL AND NATURAL GAS PROPERTIES

Oil and natural gas properties are recorded at cost using the full cost method of accounting, as prescribed by the Securities and Exchange Commission (the "SEC"). Under the full cost method, all costs associated with the acquisition, exploration or development of oil and natural gas properties are capitalized as part of the full cost pool.

Depreciation, depletion, and amortization of evaluated oil and natural gas properties are provided using the unit-of-production method based on total proved reserves, as determined by independent petroleum reservoir engineers.

Sales, dispositions, and other oil and natural gas property retirements are accounted for as adjustments to the full cost pool, with no recognition of gain or loss unless such disposition would significantly alter the amortization rate.

OFFICE AND FIELD EQUIPMENT

Office and field equipment are capitalized at cost and depreciated on a straight line basis over their estimated useful lives.

REVENUE RECOGNITION

EXCO uses the sales method of accounting for oil and gas revenues. Under the sales method, revenues are recognized based on actual volumes of oil and gas sold to purchasers.

OVERHEAD REIMBURSEMENT FEES

Fees from overhead charges billed to working interest owners, including EXCO, of $115,000, $138,000, and $136,000 for the nine months ended December 31, 1995, and for the years ended December 31, 1996 and 1997, respectively, have been classified as a reduction of general and administrative expenses in the accompanying statements of operations. For the nine months ended December 31, 1995 and the year ended December 31, 1996, these amounts were previously shown as revenues.

INCOME TAXES

Deferred income taxes are accounted for using the liability method in accounting for income taxes.

EARNINGS PER SHARE

In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share. Statement No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated, to conform to the Statement 128 requirements. The effect of the adoption of Statement No. 128 did not have a material impact.

                              EXCO RESOURCES, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

            (Information subsequent to December 31, 1997, and for the
                three months ended March 31, 1998, is unaudited)


REVERSE STOCK SPLITS

At EXCO's 1998 Annual Meeting of Shareholders, the shareholders of EXCO approved an amendment to EXCO's Restated Articles of Incorporation authorizing a one-for-two reverse stock split of EXCO's common stock, which became effective March 31, 1998. At EXCO's 1996 Annual Meeting of Shareholders, the shareholders of EXCO approved an amendment to EXCO's Articles of Incorporation authorizing a one-for-five reverse stock split of EXCO's common stock, which became effective July 19, 1996. All share and per share numbers contained herein have been retroactively adjusted to record the effects of the reverse stock splits. (See
Note 10).

PREFERRED STOCK


         At the 1996 Annual Meeting, the shareholders also authorized the issuance of up to 10,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"), that the Board of Directors may issue from time to time in one or more series. With respect to each series of Preferred Stock, the amendment authorizes the Board of Directors to fix and determine by resolution the number of shares of each series, the designation thereof and all rights and preferences including voting, dividend, conversion, redemption and liquidation rights. The Board of Directors deemed it in the best interest of EXCO to provide for corporate planning and to have shares available for future equity financings through issuance to the general public, future acquisitions, stock dividends or splits or for other corporate purposes for which the issuance of preferred shares may be advisable.


INTERIM FINANCIAL STATEMENT PRESENTATION

In management's opinion, the accompanying interim financial statements contain all adjustments (consisting solely of normal recurring accruals) necessary to present fairly the financial position of EXCO as of March 31, 1998, the results of operations for the three month periods ended March 31, 1997 and 1998, and the cash flows for the three month periods ended March 31, 1997 and 1998.

The results of operations for the three months ended March 31, 1998, are not necessarily indicative of the results expected for the full year.

2.       CHANGE IN METHOD OF ACCOUNTING FOR OIL AND NATURAL GAS OPERATIONS

In the fourth quarter of 1997, EXCO changed from the successful efforts method to the full cost method of accounting for its oil and natural gas operations. All prior year's financial statements presented herein have been restated to reflect the change.

During the past ten years, EXCO has incurred minimal exploration and acquisition costs, has liquidated substantially all its properties and in 1987 and 1988 completed certain "out of court" debt restructurings. Recently there was a change in control of ownership of EXCO and new management was appointed. New management views EXCO as a new company and believes the past operations are insignificant and not relevant to EXCO's future plans.

New management believes that the change in accounting for oil and natural gas properties is to a preferable method because the full cost method will more appropriately reflect EXCO's future operations which will result from the significant management changes at EXCO. Further, new management does not believe that the use of the successful efforts method of accounting is appropriate for a small to medium size acquisition, development and exploitation company.

                              EXCO RESOURCES, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

            (Information subsequent to December 31, 1997, and for the
                three months ended March 31, 1998, is unaudited)


The financial statements have been restated to apply the new accounting method retroactively. The effect of the accounting change on the results of operations for the nine months ended December 31, 1995 and the year ended December 31, 1996 are as follows (in thousands except per share amounts):



                                                                         Nine Months Ended          Year Ended
                                                                         December 31, 1995       December 31, 1996
                                                                         -----------------       -----------------
Statements of Operations:
Net loss as previously reported........................................    $     (344)              $    (329)
Adjustment for effect of a change in accounting principle
     that is applied  retroactively....................................           184                       3
                                                                           ----------               ---------
Net loss as adjusted...................................................    $     (160)              $    (326)
                                                                           ==========               =========

Per share amounts:
Net loss as previously reported........................................    $    (1.02)              $    (.85)
Adjustment for effect of a change in accounting principle
     that is applied  retroactively....................................           .55                    --
                                                                           ----------               ---------
Net loss as adjusted...................................................    $     (.47)              $    (.85)
                                                                           ==========               =========

Common shares used in per share calculation............................           338                    383
                                                                           ==========               =========
Statements of Changes in Stockholders' Equity:
Balance at beginning of period as previously reported..................    $      974
Add adjustment to retained earning (deficit) for the cumulative effect on prior years of applying retroactively the full
     cost method.......................................................          (204)
                                                                           ----------
Balance at beginning of period, as adjusted............................           770               $    610
Net loss...............................................................          (160)                  (326)
Shares issued upon exercise of stock options...........................          --                      225
Common stock issued....................................................          --                       23
                                                                           ----------               ---------
Balance at end of year.................................................    $      610               $     532
                                                                           ==========               =========

The change in accounting method did not have a material impact on the results of operations for the year ended December 31, 1997.


3.       LONG-TERM DEBT

Long-term debt is summarized as follows (in thousands):

                                                                             December 31,
                                                                        ---------------------
                                                                          1996         1997
                                                                        --------     --------
Notes payable......................................................     $     66     $     31
Less current maturities............................................          (30)         (16)
                                                                        --------     --------
Long-term debt.....................................................     $     36     $     15
                                                                        ========     ========


NATIONSBANK CREDIT AGREEMENT

On February 11, 1998, EXCO entered into a credit agreement with NationsBank of Texas, N.A., ("NationsBank") (the "Credit Agreement"). The Credit Agreement has a notional amount to $50 million, subject to borrowing base limitations, based on the value of EXCO's oil and gas properties, as determined by the lenders from time to time.

                              EXCO RESOURCES, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

            (Information subsequent to December 31, 1997, and for the
                three months ended March 31, 1998, is unaudited)


Under the Credit Agreement, EXCO is required to pay a fee equal to .25% on any accepted increase in the borrowing base in excess of the previously determined borrowing base and a commitment fee of .30% to .425% based on the ratio of outstanding credit to the borrowing base. The maturity date of the Credit Agreement is February 11, 2000.

The Credit Agreement provides that if EXCO's outstanding credit is less than $5 million, then EXCO's interest rate would be LIBOR plus 1.5%. If EXCO's outstanding credit is greater than $5 million, then the Credit Agreement provides that EXCO's interest rate would range from NationsBank's prime rate to LIBOR plus between 1% and 1.75% based on the ratio of outstanding credit to the borrowing base.

There are no scheduled principal payments due on the Credit Agreement until maturity. However, the borrowing base will be redetermined on or around April 1 and October 1 of each year. A borrowing base deficiency is created in the event that the outstanding loan balances exceed the borrowing base, as determined by the lenders in their sole discretion. Upon such event the borrowing base deficiency must be repaid by (i) mandatory reductions of the deficiency over a period of not more than 6 months; (ii) making a lump sum payment equal to the deficiency; or (iii) providing additional collateral acceptable to lenders in their sole discretion sufficient to increase the borrowing base and eliminate the deficiency.

Borrowings under the Credit Agreement are secured by first and prior liens covering 90% of the recognized value of all proved mineral interests owned by EXCO. The Credit Agreement contains various restrictive covenants, including limitations on the granting of liens, restrictions on the issuance of additional debt, requirements to maintain a net worth of at least $.5 million and to maintain a current ratio of not less than 1.0 to 1.0, and currently prohibits the payment of dividends on EXCO's capital stock. On December 31, 1997, if the Credit Facility had been outstanding at that time, EXCO would have been in compliance with both the Current Ratio and the Consolidated Tangible Net Worth covenants. On March 31, 1998, EXCO was in compliance with the Consolidated Tangible Net Worth covenant, but was not in compliance with the Current Ratio covenant. On May 15, 1998, NationsBank waived EXCO's noncompliance with the Current Ratio at March 31, 1998. On May 15, 1998, EXCO was in compliance with both the Current Ratio and the Consolidated Tangible Net Worth covenants. EXCO believes, but cannot assure, that it will be able to comply with all restrictive covenants in the future.

4.       INCOME TAXES

At December 31, 1997, EXCO has net operating loss carryforwards ("NOLs") for income tax purposes that expire beginning in 1998. Utilization of the NOLs is significantly restricted because of a change in ownership, as defined by the Tax Reform Act of 1986, of EXCO, which occurred December 19, 1997, as described in
Note 1. EXCO estimates that approximately $1.9 million of the NOLs will become available in the future at the rate of approximately $127,000 per year through 2012. EXCO also has available statutory depletion carryforwards of approximately $927,000. For financial reporting purposes, a valuation allowance has been recognized to offset the deferred tax assets related to carryforwards prior to EXCO's quasi-reorganization. When realized, the tax benefit for those carryforwards will be credited to additional paid-in capital.

                              EXCO RESOURCES, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

            (Information subsequent to December 31, 1997, and for the
                three months ended March 31, 1998, is unaudited)


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of EXCO's deferred tax liabilities and assets are as follows (in thousands):

                                                                             December 31,
                                                                          -------------------
                                                                            1996       1997
                                                                          --------   --------
Deferred tax liabilities:
Book basis of oil and natural gas properties in excess of tax basis ...   $   136    $   189
                                                                          -------    -------
    Total deferred tax liabilities ....................................       136        189
Deferred tax assets:
Net operating loss carryforwards ......................................     2,375        649
Credit carryforwards ..................................................       122         36
Statutory depletion carryforwards .....................................       315        315
Other .................................................................         7          6
Valuation allowance for deferred tax assets ...........................    (2,683)      (817)
                                                                          -------    -------
    Total deferred tax assets .........................................       136        189
Net deferred tax liabilities ..........................................   $  --      $  --
                                                                          =======    =======


The following is a reconciliation, stated as a percentage of pretax income
(loss) taxable at the corporate level, of the U.S. statutory federal income tax rate to EXCO's effective tax rate:

                                                         1995      1996      1997
                                                        ------    ------    ------
U.S. federal statutory rate.......................        34%       34%       34%
Adjustments to the valuation allowance............       (34%)     (34%)     (34%)
                                                         ---       ---       ---
Effective tax rate                                        --        --        --
                                                         ===       ===       ===


5.       COMMON STOCK OPTIONS

EXCO applies Accounting Principles Board Opinion 25 in accounting for its fixed and performance-based stock compensation plans and disclosure requirements of SFAS 123. Accordingly, no compensation costs have been recognized for either of the plans.

During the nine month period ended December 31, 1995, EXCO issued 120,000 options to purchase EXCO Common Stock at $1.875 per share. These options were exercised in 1996. In December 1997, as part of the change in control described in Note 1, all outstanding options under EXCO's stock option plan and directors option plan were canceled.

6.       RELATED PARTY TRANSACTIONS

In the past, certain directors of EXCO, and the companies with which they are affiliated, participated in oil and natural gas joint ventures with EXCO upon the same terms and conditions as unrelated parties. In addition, EXCO had purchased certain oil and natural gas prospects as well as drilling services and oil field supplies and services in the normal course of business from companies in which certain directors have financial interest. No significant purchases were made during the nine month period ended December 31, 1995, and the years ended December 31, 1996 and 1997.

                              EXCO RESOURCES, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

            (Information subsequent to December 31, 1997, and for the
                three months ended March 31, 1998, is unaudited)


7.       COMMITMENTS AND CONTINGENCIES

EXCO leased office space under an operating lease that expired in November, 1996. Rent expense was approximately $32,000, $41,000 and $63,000 for the nine months ended December 31, 1995, and the years ended December 31, 1996 and 1997, respectively. As of December 31, 1997, EXCO moved its offices to a new location under an operating lease that expires in December, 1999. The rent under the new lease is $6,440 per month plus a CPI increase in year two.

EXCO had entered into an employment agreement with Mr. Charles Gleeson for the position of President and Chief Executive Officer of EXCO. The agreement provided for a minimum annual salary, adjusted for incentives, as determined by the Board of Directors for the period June 1, 1996 through June 1, 1999. EXCO had thought to terminate the employment agreement if EXCO was unsuccessful in raising a minimum of $9,000,000 in a registered public offering. Mr. Gleeson's employment agreement was terminated in December 1997, as a result of the change in control described in Note 1.

8.       ENVIRONMENTAL REGULATION

Various Federal, state and local laws and regulations covering discharge of materials into the environment, or otherwise relating to the protection of the environment, may affect EXCO's operations and costs of oil and natural gas exploitation, development and production operations. It is not anticipated that EXCO will be required in the near future to expend amounts material in relation to the financial statements taken as a whole by reason of environmental laws and regulations. Because such laws and regulations are constantly being changed, EXCO is unable to predict the conditions and other factors, over which EXCO does not exercise control, that may give rise to environment liabilities.

9.       ABANDONED ACQUISITION

In September 1996, EXCO entered into a stock purchase agreement to acquire Taurus Energy Corp. ("Taurus"), a processor and marketer of natural gas. In addition, EXCO initiated a public stock offering to raise the $35,000,000 necessary to complete the acquisition.

In connection with these activities, EXCO incurred and capitalized approximately $303,000 of legal, accounting and other costs. In the fourth quarter of 1996, EXCO recognized the abandonment of the proposed Taurus acquisition and canceled its planned public offering. As a result, EXCO expensed the costs associated with these actions.

10.      SUBSEQUENT EVENTS

In addition to the financing agreement described in Note 3, on February 11, 1998, EXCO acquired from Osborne Oil Company, Gypsy Production Company, and other working interest owners, certain oil and natural gas properties in Maverick County, Texas (the "Maverick County Properties"). The Maverick County Properties include 9 gross (7.0 net) producing wells and 2 gross (1.87 net) non-producing wells which may require recompletions, workovers or abandonment. The Maverick County Properties include 360 gross (280 net) developed acres and 3,384 gross (2,843 net) undeveloped acres. The purchase price consisted of cash of approximately $760,200. Operating revenues for the acquired properties for 1997 were $279,000.

                              EXCO RESOURCES, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

            (Information subsequent to December 31, 1997, and for the
                three months ended March 31, 1998, is unaudited)


At EXCO's 1997 Annual Meeting of Shareholders held on March 31, 1998, the shareholders of EXCO approved an amendment to EXCO's Restated Articles of Incorporation authorizing a one-for-two reverse stock split of EXCO's common stock, which became effective March 31, 1998. All share and per share numbers contained herein have been retroactively adjusted to record the effects of the reverse stock split.

11.      Oil and Natural Gas Producing Activities

The results of operations from EXCO's oil and natural gas producing activities are as follows (in thousands):


                                                        NINE MONTHS
                                                            ENDED                  YEAR ENDED
                                                        DECEMBER 31,              DECEMBER 31,
                                                      ----------------     ---------------------------
                                                            1995               1996          1997
                                                      ----------------     ------------- -------------
Oil and natural gas sales............................ $            560     $         872 $         670
Production costs.....................................             (333)             (429)         (322)
Depreciation, depletion and amortization.............              (75)              (87)          (63)
Income tax expense...................................               --                --            --
                                                      ----------------     ------------- -------------
                                                      $            152     $         356 $         285
                                                      ================     ============= =============

Costs incurred in oil and natural gas producing activities are as follows (in thousands, except per equivalent barrel amounts):


                                                        NINE MONTHS
                                                            ENDED                  YEAR ENDED
                                                        DECEMBER 31,              DECEMBER 31,
                                                      ----------------     ---------------------------
                                                            1995               1996          1997
                                                      ----------------     ------------- -------------
Property acquisition costs........................... $             56     $           2 $           2
Development costs....................................               71                17            74
Exploration costs....................................               37                --            --
Production costs.....................................              333               429           322
Depreciation, depletion and amortization                          1.54              1.46          1.41
     per equivalent barrel...........................

All of EXCO's oil and natural gas revenues are produced from a limited number of wells or properties which are located in the United States.


EXCO's oil and natural gas production is sold to various purchasers. During the nine months ended December 31, 1995, sales of oil and natural gas to 3 purchasers accounted for 20%, 13% and 10% of consolidated gross revenues, respectively. During the year ended December 31, 1996, sales of oil and natural gas to 2 purchasers accounted for 26% and 15% of consolidated gross revenues, respectively. During the year ended December 31, 1997, sales of oil and natural gas to 3 purchasers accounted for 22%, 19% and 14% of consolidated gross revenues, respectively.

                              EXCO RESOURCES, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

            (Information subsequent to December 31, 1997, and for the
                three months ended March 31, 1998, is unaudited)


Management believes that the loss of these purchasers would not have a material impact on EXCO's consolidated financial condition or results of operations.

In an effort to reduce the effects of the volatility of the price of crude oil and natural gas on EXCO's operations, management has adopted a policy of hedging oil and natural gas prices whenever such prices are in excess of the prices anticipated in EXCO's operating budget and profit plan through the use of commodity futures, options, and swap agreements. Hedging transactions require the approval of the Board of Directors. There were no outstanding contracts at December 31, 1997.

12. Supplemental Oil and Natural Gas Reserve and Standardized Measure Information (Unaudited)

EXCO retains independent engineering firms to provide annual year-end estimates of EXCO's future net recoverable oil, natural gas, and natural gas liquids reserves. Estimated proved net recoverable reserves as shown below include only those quantities that can be expected to be commercially recoverable at prices and costs in effect at the balance sheet dates under existing regulatory practices and with conventional equipment and operating methods. Proved developed reserves represent only those reserves to be recovered through existing wells. Proved undeveloped reserves include those reserves expected to be recovered from new wells on undrilled acreage or from existing wells on which a relatively major expenditure is required for recompletion.

Estimated Quantities of Proved Reserves


                                                                         OIL (BBL)         GAS (MCF)           BOE*
                                                                    -----------------  --------------- ----------------
                                                                                            (In thousands)

March 31, 1995....................................................                237            2,851              712
    Purchase of reserves in place ................................                  8            2,152              367
    New discoveries and extensions................................                 13              118               32
    Revisions of previous estimates...............................               (91)               16             (88)
    Production....................................................               (19)            (180)             (49)
    Sales of reserves in place....................................                 --               --               --
                                                                    -----------------  --------------- ----------------
December 31, 1995.................................................                148            4,957              974
    Purchase of reserves in place.................................                  2              263               46
    New discoveries and extensions................................                  3               --                3
    Revisions of previous estimates...............................                 63            (222)               26
    Production....................................................               (22)            (224)             (59)
    Sales of reserves in place....................................               (25)             (12)             (27)
                                                                    -----------------  --------------- ----------------
December 31, 1996.................................................                169            4,762              963
    Purchase of reserves in place.................................                 --               --               --
    New discoveries and extensions................................                 --               --               --
    Revisions of previous estimates...............................               (16)            (255)             (59)
    Production....................................................               (14)            (181)             (44)
    Sales of reserves in place....................................               (81)               --             (81)
                                                                    -----------------  --------------- ----------------
December 31, 1997.................................................                 58            4,326              779
                                                                    =================  =============== ================

                              EXCO RESOURCES, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

            (Information subsequent to December 31, 1997, and for the
                three months ended March 31, 1998, is unaudited)


Estimated Quantities of Proved Developed Reserves


                                                                            OIL (BBL)        GAS (MCF)            BOE*
                                                                    ----------------- ---------------- ---------------

                                                                                     (In thousands)

December 31, 1995.................................................                141            2,818              611
December 31, 1996.................................................                162            2,483              576
December 31, 1997.................................................                 57            2,341              447

* Boe - Barrels of oil equivalent calculated by converting 6 Mcf of natural gas to 1 Bbl of oil.


The following is a summary of a Standardized Measure of discounted net cash flows related to EXCO's proved oil, natural gas, and natural gas liquids reserves. The information presented is based on a valuation of proved reserves using discounted cash flows based on year-end prices, costs, and economic conditions and a 10% discount rate. The additions to proved reserves from new discoveries and extensions could vary significantly from year to year; additionally, the impact of changes to reflect current prices and costs of reserves proved in prior years could also be significant. Accordingly, the information presented below should not be viewed as an estimate of the fair value of EXCO's oil and natural gas properties, nor should it be considered indicative of any trends.


Standardized Measure of Discounted Future Net Cash Flows


                                                                                            DECEMBER 31,
                                                                                 -----------------------------------
                                                                                         1996               1997
                                                                                 -----------------------------------
                                                                                           (In thousands)

Future cash inflows............................................................. $          20,296  $          10,115
Future production costs.........................................................             4,720              2,461
Future development costs........................................................               930                669
Future income taxes.............................................................                --                283
                                                                                 -----------------  -----------------
Future net cash flows ..........................................................            14,646              6,702
Discount of future net cash flows at 10% per annum..............................             6,327              2,837
                                                                                 -----------------  -----------------
Standardized Measure of discounted future net cash flows........................ $           8,319  $           3,865
                                                                                 =================  =================


During recent years, there have been significant fluctuations in the prices paid for crude oil in the world markets. This situation has had a destabilizing effect on crude oil's posted prices in the United States, including the posted prices paid by purchasers of EXCO's crude oil. The weighted average prices of oil and natural gas at December 31, 1996 and 1997, used in the above table, were $24.29 and $16.74 per Bbl, respectively, and $3.40 and $2.11 per Mcf, respectively.

                              EXCO RESOURCES, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

            (Information subsequent to December 31, 1997, and for the
                three months ended March 31, 1998, is unaudited)


The following are the principal sources of change in the Standardized Measure of discounted future net cash flows:

CHANGES IN STANDARDIZED MEASURE (In thousands)



                                                                          NINE MONTHS
                                                                             ENDED                   YEAR ENDED
                                                                          DECEMBER 31               DECEMBER 31,
                                                                        ---------------     ----------------------------
                                                                             1995               1996           1997
                                                                        ---------------     -------------  -------------
Sales and transfers of oil and natural gas produced, net of production  $          (227)    $        (443) $       (348)
costs..................................................................
Net changes in prices and production costs.............................             136             3,980        (3,398)
Extensions and discoveries, net of future development and production costs          194                47            --
Development costs during the period....................................              --                --            45
Revisions of previous quantity estimates...............................            (887)              319          (845)
Sales of reserves in place.............................................              --              (131)         (577)
Purchases of reserves in place.........................................           1,437               142            --
Accretion of discount .................................................             234               400           952
Net change in income taxes.............................................              --                --          (283)
                                                                        ---------------     -------------  -------------
Net change............................................................. $           887     $       4,314  $     (4,454)
                                                                        ===============     =============  =============

                              EXCO RESOURCES, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997
             (Information subsequent to December 31, 1997, and for
              the three months ended March 31, 1998, is unaudited)


13. Pro Forma Combined Condensed Financial Statements (Unaudited)

On February 11, 1998, EXCO Resources, Inc. (the "Company") acquired from Osborne Oil Company, Gypsy Production Company, and other working interest owners, certain oil and gas properties in Maverick County, Texas (the "Maverick County Properties"). The Maverick County Properties include 9 gross (7.0 net) producing wells, 2 gross (1.87 net) non-producing wells which may require recompletions, workovers or abandonment. The Maverick County Properties include 360 gross (280 net) developed acres and 3,384 gross (2,843 net) undeveloped acres. The purchase price consisted of cash of approximately $760,200.

The acquisition was funded through borrowings made under the Company's credit facility with NationsBank (the "Borrowings"), and cash from working capital.

The accompanying pro forma combined condensed financial statements are based on the historical financial statements of the Company for the three months ended March 31, 1998, included elsewhere herein. The pro forma combined condensed financial statements are also based, in part, on the historical statements of operating revenues and direct operating expenses of the Maverick County Properties. Such statements of operating revenues and direct operating expenses are included elsewhere herein.

The Pro Forma Combined Condensed Statement of Operations for the three months ended March 31, 1998, has been prepared assuming the acquisition of the Maverick County Properties and the Borrowings had been consummated on January 1, 1998.

The pro forma adjustments are based upon available information and assumptions that management of the Company believes are reasonable. The pro forma combined condensed financial statements do not purport to represent the financial position or results of operations of EXCO which would have occurred had such transactions been consummated on the dates indicated or EXCO's financial position or results of operations for any future date or period. These pro forma combined condensed financial statements and notes thereto should be read in conjunction with the historical financial statements and notes thereto described above.



                                      ----------------------------------------------
                                            Three Months Ended March 31, 1998
                                      ----------------------------------------------
                                                               Maverick
                                                                County
                                         EXCO     Properties   Pro Forma   Pro Forma
                                      Historical  Historical  Adjustments  Combined
                                      ----------  ----------  -----------  ---------
                                                         (in thousands)
REVENUES:
Oil and natural gas ................   $ 173         $25         $ --       $ 198
Other ..............................      10          --           --          10
                                      ------         ---          ---       -----
                                         183          25           --         208

EXPENSES:
Oil and natural gas production .....      95          18           --         113
Depletion, depreciation and
  amortization .....................      36           6           --          42
General and administrative .........     239          --           --         239
Interest and other .................       7          --            5(1)       12
                                      ------         ---         ----       -----
Income (loss) before income taxes ..   $(194)        $ 1         $ (5)      $(198)
                                      ======         ===         ====       =====
Basic and diluted EPS ..............  $ (.38)         --           --       $(.39)
                                      ======         ===         ====       =====
Weighted average number of common
  and common equivalent shares
  outstanding ......................     509          --           --         509
                                      ======         ===         ====       =====

(1) To record interest expense on the Borrowings, based on a 7.30% per annum interest rate.

                              EXCO RESOURCES, INC.

                PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
                                   (Unaudited)


On February 11, 1998, EXCO acquired from Osborne Oil Company, Gypsy Production Company, and other working interest owners, certain oil and natural gas properties in Maverick County, Texas (the "Maverick County Properties"). The Maverick County Properties include 9 gross (7.0 net) producing wells, 2 gross (1.87 net) non-producing wells which may require recompletions, workovers or abandonment. The Maverick County Properties include 360 gross (280 net) developed acres and 3,384 gross (2,843 net) undeveloped acres. The purchase price consisted of cash of approximately $760,200.

The acquisition was funded through borrowings made under EXCO's credit facility with NationsBank (the "Borrowings"), and cash from working capital.

As of May 1, 1998, EXCO entered into a merger agreement with Gladstone Resources, Inc. ("Gladstone") whereby Gladstone will be merged into EXCO. On the closing date, Gladstone stockholders are expected to receive approximately $1.4 million in cash for all of the outstanding capital stock of Gladstone. The merger, which is expected to close on or before July 31, 1998, will be funded from net proceeds of the rights offering (the "Offering").

On May 8, 1998, EXCO purchased all of the outstanding capital stock of Jacobi-Johnson Energy, Inc. ("Jacobi-Johnson"). The aggregate purchase price was approximately $1.4 million, consisting of approximately $703,000 in cash, and 85,436 shares of EXCO common stock. The cash portion of the consideration was funded through borrowings made under EXCO's credit facility with NationsBank.

On June 30, 1998, EXCO acquired certain oil and natural gas properties from J.M. Hill, J.M. Hill, Trustee, Walter O. Hill, Steve J. Devos and various working interest owners in Dawson and Brazos Counties, Texas (the "Dawson County Properties"). The Dawson County Properties include 11 gross (5.3 net) producing wells and 4 gross (1.5 net) saltwater disposal and non-producing wells which may require recompletions, workovers or abandonment. The Dawson County Properties include 645 gross (327 net) developed acres and 627 gross (279 net) undeveloped acres. The purchase price is approximately $3.5 million cash to be paid for using funds available under EXCO's Credit Facility.

The accompanying pro forma combined condensed financial statements are based on the historical financial statements of EXCO for the year ended December 31, 1997, and the three months ended March 31, 1998, included elsewhere herein. The pro forma combined condensed financial statements are also based, in part, on the historical financial statements of Jacobi-Johnson and Gladstone, and on the historical statements of operating revenues and direct operating expenses of the Maverick County Properties and the Dawson County Properties. Such historical financial statements and statements of operating revenues and direct operating expenses are included elsewhere herein.

The Pro Forma Combined Condensed Balance Sheet as of March 31, 1998, assumes the acquisition of Jacobi-Johnson, Gladstone, the Dawson County Properties, the Offering and the Borrowings had been consummated on that date. The Pro Forma Combined Condensed Statement of Operations for the year ended December 31, 1997, and the three months ended March 31, 1998, been prepared assuming the acquisition of the Maverick County Properties, Jacobi-Johnson, Gladstone, the Dawson County Properties, the Offering and the Borrowings had been consummated on January 1, 1997.

The pro forma adjustments are based upon available information and assumptions that management of EXCO believes are reasonable. The pro forma combined condensed financial statements do not purport to represent the financial position or results of operations of EXCO which would have occurred had such transactions been consummated on the dates indicated or EXCO's financial position or results of operations for any future date or

                              EXCO RESOURCES, INC.

               PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
                                  (Unaudited)

period. These pro forma combined condensed financial statements and notes thereto should be read in conjunction with the historical financial statements and notes thereto described above.

                              EXCO RESOURCES, INC.

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 MARCH 31, 1998
                            (UNAUDITED, IN THOUSANDS)



                                                                                         PRO FORMA
                                                            JACOBI-                    ADJUSTMENTS
                                                EXCO        JOHNSON      GLADSTONE        FOR THE            PRO FORMA
                                             HISTORICAL    HISTORICAL    HISTORICAL    ACQUISITIONS           COMBINED
                                            ------------ ------------- -------------- --------------       ---------------
Assets:
Current assets:
    Cash..................................  $    52     $       5     $      137      $    387(2)(3)(5)      $     572
                                                                                              (7)(10)(11)
                                                                                               (13)
    Accounts receivable and other assets..      204            92            112            --                    408
                                            -------     ---------     ----------      --------               ---------
        Total current assets..............      256            97            249           378                    980

Net property and equipment................    1,498           581            863         4,774(3)(6)(7)         7,716
                                                                                              (11)
                                            -------     ---------     ----------      --------              ---------
                                            $ 1,754     $     678     $    1,112      $  3,061              $   8,696
                                            =======     =========     ==========      ========              =========

Liabilities and Stockholders' Equity:

Current liabilities:
    Accounts payable and accrued liabilities$   357     $     189     $       56      $     --              $     602
    Current maturities of long-term debt..       15           164             --          (164)(3)                 15
                                            -------     ---------     ----------      --------              ---------
         Total current liabilities........      372           353             56          (164)                   617

Deferred income taxes.....................       --            11             --           (11)(3)                 --
Long-term debt, less current maturities...      612            80              3         6,101(2)(3)(5)         6,796
                                                                                              (10)(11)
                                                                                              (13)
                                            -------     ---------     ----------      --------              ---------
            Total liabilities.............      984           444             59         5,926                  7,413
                                            -------     ---------     ----------      --------              ---------
Stockholders' equity:
    Preferred stock.......................       --            --             --            --                     --
    Common stock..........................       10             1            150          (149)(3)(7)              12
    Additional paid-in capital............      954           165          1,230          (884)(3)(7)           1,465
    Retained earnings.....................     (194)           68           (327)          259 (3)(6)(7)         (194)
                                            -------     ---------     ----------      --------              ---------
        Total stockholders' equity........      770           234          1,053          (774)                 1,283

                                            -------     ---------     ----------      --------              ---------
                                            $ 1,754     $     678     $    1,112      $  3,061              $   8,696
                                            =======     =========     ==========      ========              =========
Shares of Common Stock outstanding              509            --             --            85                    594
                                            =======     =========     ==========      ========              =========


See accompanying notes to unaudited pro forma combined condensed financial statements.

                              EXCO RESOURCES, INC.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1997
               (UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


                                                                                             Pro Forma Adjustments
                                                                                          --------------------------
                                         Maverick     Jacobi-                 Dawson
                                 EXCO     County      Johnson    Gladstone    County                        Pro Forma
                              Historical Historical  Historical  Historical  Historical   Acquisitions      Combined
                              ---------- ----------  ----------  ----------  ----------   ------------      --------
 Revenues:
Oil and natural gas..........    $ 670       $ 279     $ 606       $ 511      $1,012       $  --            $3,078
Other........................       28          --        58          --          --          --                86
                                 -----       -----     -----       -----       -----       -----            ------
                                   698         279       664         511       1,012          --             3,164

Expenses:
Oil and natural gas
  production.................      322         170       401         141         220          --             1,254
Depletion, depreciation and
  amortization...............       84          --        62         133          --         288(15)           567
Dry holes....................       --          --        --         463          --        (463)(9)            --
General and administrative...      486          --        23          22          --          --               531
Interest and other...........       11          --        25         (24)         --         495(1)(4)         507
                                                                                                (8)(12)(14)
                                 -----       -----     -----       -----       -----       -----            ------
Income (loss) before income
  taxes......................     (205)        109       153        (224)        792        (320)              305
Income taxes.................       --          --        38         (27)         --          93(16)           104
                                 -----       -----     -----       -----       -----       -----            ------
Net income (loss)............    $(205)      $ 109    $  115       $(197)      $ 792       $(413)           $  201
                                 =====       =====     =====       =====       =====       =====            ======
Basic and diluted earnings
  (loss) per share........  .    $(.51)      $  --    $   --       $  --       $  --       $  --            $  .41
                                 =====       =====     =====       =====       =====       =====            ======
Weighted average number of
  common and common
  equivalent shares
  outstanding................      403          --        --          --          --          85(3)           488
                                 =====       =====     =====       =====       =====       =====           ======

See accompanying notes to unaudited pro forma combined condensed financial statements.

                              EXCO RESOURCES, INC.

              PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS
                        THREE MONTHS ENDED MARCH 31, 1998
               (Unaudited, in thousands except per share amounts)



                                                   Maverick                                          Pro Forma Adjustments
                                                    County     Jacobi-                  Dawson    --------------------------
                                         EXCO     Historical   Johnson    Gladstone     County                     Pro Forma
                                      Historical (1.5 Months) Historical  Historical  Historical    Other          Combined
                                      ----------  ----------  ----------  ----------  ----------    -----          ---------
Revenues:
Oil and natural gas.................  $      173  $       25  $      129  $       84  $      263  $  --           $     694
Other...............................          10          --           2          --          --     --                  12
                                      ----------  ----------  ----------  ----------  ----------  -----           ---------
                                             183          25         131          84         263     --                 686
Expenses:
Oil and natural gas production......          95          18          75          37          57     --                 282
Depletion, depreciation and
  amortization......................          36           6          16          30          --     95 (15)            183
Dry holes...........................          --          --          --          14          --    (14)(9)              --
General and administrative..........         239          --          13           8          --     --                 260
Interest and other..................           7          --           6          25          --    118 (1)(4)          156
                                                                                                        (8)(12)
                                                                                                        (14)
                                      ----------  ----------  ----------  ----------  ----------  -----           ---------
Income (loss) before income taxes...        (194)          1          21         (30)        206   (198)               (195)

Income taxes........................          --          --           5           2          --     (7)(16)             --
                                      ----------  ----------  ----------  ----------  ----------  -----           ---------
Net income (loss)...................  $     (194) $        1  $       16  $      (32) $      206  $(191)          $    (195)
                                      ==========  ==========  ==========  ==========  ==========  =====           =========

Basic and diluted loss per share....  $     (.38) $       --  $       --  $       --  $       --  $  --           $    (.33)
                                      ==========  ==========  ==========  ==========  ==========  =====           =========
Weighted average number of common
 and common equivalent shares
 outstanding........................         509          --          --          --          --     85 (3)             594
                                      ==========  ==========  ==========  ==========  ==========  =====           =========


See accompanying notes to unaudited pro forma combined condensed financial statements.

                            EXCO RESOURCES, INC.

                        NOTES TO UNAUDITED PRO FORMA
                   COMBINED CONDENSED FINANCIAL STATEMENTS


A.  Pro Forma Adjustments for the Acquisition of the Maverick County Properties

The accompanying unaudited Pro Forma Combined Condensed Statement of Operations for the year ended December 31, 1997 and the three months ended March 31, 1998 have been prepared as if the acquisition of the Maverick County Properties and the related borrowings had been consummated on January 1, 1997 and reflects the following adjustments:

(1) To record interest expense on the borrowings of $600,000, based on a 7.3% per annum interest rate. An increase of 1/8 of 1% in the interest rate would increase annual interest expense on the borrowings by $750.

B.  Pro Forma Adjustments for the Acquisition of Jacobi-Johnson

The accompanying unaudited Pro Forma Combined Balance Sheet has been prepared as if the acquisition of Jacobi-Johnson and the related borrowings had been consummated on March 31, 1998, and reflects the following adjustments:

(2) To record EXCO's borrowing of $900,000 under the NationsBank credit facility.

(3) To record the acquisition of Jacobi-Johnson in exchange for consideration of approximately $703,000 in cash, and 85,436 shares of new EXCO common stock. This adjustment includes the elimination of Jacobi-Johnson's historical stockholders' equity accounts, the repayment of approximately $224,000 of debt, and adjustments to oil and gas properties for the excess of the purchase price over the historical net book value of the net assets acquired.

The accompanying unaudited Pro Forma Combined Condensed Statement of Operations for the year ended December 31, 1997 and the three months ended March 31, 1998 have been prepared as if the acquisition of Jacobi-Johnson and the Borrowings had been consummated on January 1, 1997 and reflects the following adjustments:

(4) To adjust interest expense for the borrowings of $900,000, based on a 7.3% per annum interest rate.

C.  Pro Forma Adjustments for the Acquisition of Gladstone

The accompanying unaudited Pro Forma Combined Balance Sheet has been prepared as if the acquisition of Gladstone and the related borrowings had been consummated on March 31, 1998, and reflects the following adjustments:

(5) To record EXCO's borrowing of $1,401,000 under the NationsBank credit facility for the purchase of Gladstone.

(6) To adjust oil and gas properties and retained earnings to reflect the effect of the change from successful efforts to the full cost method of accounting for oil and gas properties.

                            EXCO RESOURCES, INC.

                        NOTES TO UNAUDITED PRO FORMA
                   COMBINED CONDENSED FINANCIAL STATEMENTS


(7) To record the acquisition of Gladstone in exchange for consideration of approximately $1,401,000 in cash. This adjustment includes the elimination of Gladstone's historical stockholders' equity accounts and adjustments to oil and gas properties for the excess of the purchase price over the historical net book value of the net assets acquired.

The accompanying unaudited Pro Forma Combined Condensed Statement of Operations for the year ended December 31, 1997 and the three months ended March 31, 1998 have been prepared as if the acquisition of Gladstone and the related borrowings had been consummated on January 1, 1997 and reflects the following adjustments:

(8) To adjust interest expense for the borrowings of $1,401,000, based on a 7.3% per annum interest rate.

(9) To adjust dry holes expense to reflect the effect of the change from successful efforts to the full cost method of accounting for oil and gas properties.

D.  Pro Forma Adjustments for the Acquisition of the Dawson County Properties

The accompanying unaudited Pro Forma Combined Balance Sheet has been prepared as if the acquisition of the Dawson County Properties and related borrowings had been consummated on March 31, 1998, and reflects the following adjustments:

(10) To record EXCO's borrowing of $3.5 million under the NationsBank credit facility.

(11) To record the acquisition of the Dawson County Properties in exchange for consideration of approximately $3.5 million in cash.

The accompanying unaudited Pro Forma Combined Condensed Statement of Operations for the year ended December 31, 1997 and the three months ended March 31, 1998 have been prepared as if the acquisition of the Dawson County Properties and the related borrowings had been consummated on January 1, 1997 and reflects the following adjustments:

(12) To record interest expense on the borrowings of $3.5 million based on a 7.3% per annum interest rate.

E.  Pro Forma Adjustments for other transactions under the Credit Facility.

The accompanying unaudited Pro Forma Combined Balance Sheet has been prepared as if the Offering had been consummated on March 31, 1998, and reflects the following adjustments:


(13) To record EXCO's borrowings of $425,000 under the NationsBank credit facility.

                            EXCO RESOURCES, INC.

                        NOTES TO UNAUDITED PRO FORMA
                   COMBINED CONDENSED FINANCIAL STATEMENTS


(14) To record interest expense on the borrowings of $425,000, based on a 7.3% per annum interest rate.

(15) To adjust depreciation, depletion and amortization of the oil and gas properties to reflect the effect of the acquisitions of the Maverick County Properties, Jacobi-Johnson, Gladstone, and the Dawson County Properties, using the full cost method of accounting on total pro forma proved oil and natural gas reserves.

(16) To adjust the provision for income taxes for the change in financial taxable income resulting from inclusion of the historical results of operations of the Maverick County Properties, Jacobi-Johnson, Gladstone, and the Dawson County Properties and adjustments (1), (4), (8), (11) and (14).

                              EXCO RESOURCES, INC.

                          NOTES TO UNAUDITED PRO FORMA
                     COMBINED CONDENSED FINANCIAL STATEMENTS


F. Pro Forma Combined Supplemental Oil and Natural Gas Reserve and Standardized Measure Information

Reserve Quantity Information

The following table presents EXCO's estimate of the pro forma combined proved oil and natural gas reserves of EXCO after giving effect to the acquisition of the Maverick County Properties, Jacobi-Johnson, Gladstone and the Dawson County Properties as of December 31, 1997. All reserves are located in the United States. EXCO emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and natural gas properties. Accordingly, the estimates are expected to change as future information becomes available. The estimates have been prepared by independent petroleum reservoir engineers except with regard to Gladstone which were prepared internally by Gladstone.


                                                                       Oil (Bbls)          Gas (Mcf)               Boe*
                                                                -------------------------------------------------------
Proved reserves...............................................         870,400             8,386,400          2,268,100
                                                               ================== ================== ==================
Proved developed reserves.....................................         860,900             5,599,900          1,794,200
                                                               ================== ================== ==================


* Boe - Barrels of oil equivalent calculated by converting 6 Mcf of natural gas to 1 Bbl of oil.


Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves

The Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves ("Standardized Measure") is a disclosure requirement under Statement of Financial Accounting Standards No. 69.

The Standardized Measure does not purport to be, nor should it be interpreted to present, the fair value of EXCO's oil and natural gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, the value of unproved properties, and consideration of expected future economic and operating conditions.

Under the Standardized Measure, future cash flows are estimated by applying year-end prices, adjusted for fixed and determinable escalations, to the estimated future production of year-end proved reserves. Future cash inflows are reduced by estimated future production costs, based on period-end costs, and projected future development costs to determine pre-tax cash inflows. Future income taxes are computed by applying the statutory rate (based on the current tax law adjusted for permanent differences and tax credits) to the excess of pre-tax net cash flows over EXCO's income tax basis of its oil and natural gas properties. Future net cash flows are discounted using a 10% annual discount rate to arrive at the Standardized Measure.

The pro forma Standardized Measure of discounted future net cash flows relating to EXCO's proved oil and natural gas reserves at December 31, 1997, follows (in thousands):


Future cash inflows..............................................................................     $        31,630
Future production costs..........................................................................               9,897
Future development costs.........................................................................               1,150
Future income taxes .............................................................................               1,305
                                                                                                      ---------------
Future net cash flows ...........................................................................              19,278
Discount of future net cash flows at 10% per annum...............................................               7,048
                                                                                                      ---------------
 Pro forma Standardized Measure of discounted future net cash flows..............................     $        12,231
                                                                                                      ===============

                              EXCO RESOURCES, INC.

                          NOTES TO UNAUDITED PRO FORMA
                     COMBINED CONDENSED FINANCIAL STATEMENTS


The future cash flows shown above include amounts attributable to nonproducing reserves requiring approximately $1,150,000 of future development costs. If these reserves are not developed, the Standardized Measure of discounted future net cash flows as of December 31, 1997, shown above would be reduced significantly.

Estimates of economically recoverable oil and natural gas reserves and of future net revenues are based upon a number of variable factors and assumptions, all of which are to some degree speculative and may vary considerably from actual results. Therefore, actual production, revenues, taxes, development and operating expenditures may not occur as estimated. The reserve data are estimates only, are subject to many uncertainties and are based on data gained from production histories and on assumptions as to geologic formations and other matters. Actual quantities of oil and natural gas may differ materially from the amounts estimated.

The weighted average prices of oil and natural gas at December 31, 1997, used in the calculation of the pro forma Standardized Measure were $16.68 per barrel and $2.04 per Mcf, respectively.

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders
EXCO Resources, Inc.

We have audited the accompanying statements of operating revenues and direct operating expenses of the Maverick County Properties (as defined in Note 1 to the accompanying statements) for the years ended December 31, 1996 and 1997. These statements are the responsibility of EXCO's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of operating revenues and direct operating expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of operating revenues and direct operating expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statements of operating revenues and direct operating expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of revenues and expenses of the Maverick County Properties.

In our opinion, the statements of operating revenues and direct operating expenses referred to above present fairly, in all material respects, the operating revenues and direct operating expenses of Maverick County Properties for the years ended December 31, 1996 and 1997 in conformity with generally accepted accounting principles.




                                                /S/ ERNST & YOUNG LLP

                                               ERNST & YOUNG LLP


Dallas, Texas
February 11, 1998

                           MAVERICK COUNTY PROPERTIES


                        STATEMENTS OF OPERATING REVENUES
                          AND DIRECT OPERATING EXPENSES
                                 (In thousands)


                                                                          YEAR ENDED DECEMBER 31,
                                                                      --------------------------------

                                                                           1996             1997
                                                                      ---------------  ---------------

Oil and natural gas sales............................................       $     397        $     279
Direct operating expenses............................................             206              170
                                                                      ---------------  ---------------
Excess of revenues over direct operating expenses....................       $     191        $     109
                                                                      ===============  ===============

See accompanying notes to statements of operating revenues and direct operating expenses.

                           MAVERICK COUNTY PROPERTIES

                    NOTES TO STATEMENTS OF OPERATING REVENUES
                          AND DIRECT OPERATING EXPENSES


1.       Basis of Presentation

On February 11, 1998, EXCO acquired from Osborne Oil Company, Gypsy Production Company, and other working interest owners, certain oil and natural gas properties in Maverick County, Texas (the "Maverick County Properties"). The Maverick County Properties include 9 gross (7.0 net) producing wells and 2 gross (1.87 net) non-producing wells which may require recompletions, workovers or abandonment. The Maverick County Properties include 360 gross (280 net) developed acres and 3,384 gross (2,843 net) undeveloped acres. The purchase price consisted of cash of approximately $760,200.

The acquisition was funded through borrowings made under EXCO's credit facility with NationsBank, and cash from working capital.

The accompanying financial statements present the operating revenues and direct operating expenses of the Maverick County Properties. The operating revenues and direct operating expenses presented herein relate only to the interests in the producing oil and natural gas properties acquired and do not represent all of the oil and natural gas operations of the sellers. Direct operating expenses include the actual costs of maintaining the producing properties and their production, but do not include charges for depletion, depreciation, and amortization; federal and state income taxes; interest; or general and administrative expenses. Presentation of complete historical financial statements for the years ended December 31, 1996 and 1997 is not practicable because the Maverick County Properties were not accounted for as a separate entity; and therefore, such statements are not available. The operating revenues and direct operating expenses for the periods presented may not be representative of future operations.

Revenues in the accompanying statements of operating revenues and direct operating expenses are recognized on the sales method. Direct operating expenses are recognized on an accrual basis.

2.       Supplemental Oil and Natural Gas Reserve and Standardized Measure
         Information

Reserve Quantity Information

The following table presents EXCO's estimate of the proved oil and natural gas reserves of the Maverick County Properties, all of which are located in the United States, as of December 31, 1997. EXCO emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and natural gas properties. Accordingly, the estimates are expected to change as future information becomes available. The estimates have been prepared by independent petroleum reservoir engineers.


                                                       Oil (Bbls)        Gas (Mcf)          Boe*
                                                   ----------------  ---------------   ---------------
Proved reserves...................................             8,011        2,447,785          415,975
                                                   ================= ================  ===============
Proved developed reserves.........................                 0        1,646,710          274,452
                                                   ================= ================  ===============

         * Boe - Barrels of oil equivalent calculated by converting 6 Mcf of natural gas to 1 Bbl of oil.


Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves ("Standardized Measure") is a disclosure requirement under Statement of Financial Accounting Standards No. 69.

The Standardized Measure does not purport to be, nor should it be interpreted to present, the fair value of the oil and natural gas reserves of the Maverick County Properties. An estimate of fair value would also take into account,

                           MAVERICK COUNTY PROPERTIES

                    NOTES TO STATEMENTS OF OPERATING REVENUES
                          AND DIRECT OPERATING EXPENSES


among other things, the recovery of reserves not presently classified as proved, the value of unproved properties, and consideration of expected future economic and operating conditions.

Under the Standardized Measure, future cash flows are estimated by applying year-end prices, adjusted for fixed and determinable escalations, to the estimated future production of year-end proved reserves. Future cash flows are reduced by estimated future production costs, based on period-end costs, and projected future development costs to determine net cash inflows. The Maverick County Properties are not a separate tax paying entity. Accordingly, the Standardized Measure for the Maverick County Properties is presented before deduction of income taxes. Future net cash flows are discounted using a 10% annual discount rate to arrive at the Standardized Measure.

The Standardized Measure of discounted future net cash flows relating to proved oil and natural gas reserves of the Maverick County Properties at December 31, 1997 follows (in thousands):

Future cash inflows................................................................................     $       4,697
Future production costs............................................................................             1,773
Future development costs...........................................................................               459
Discount of future net cash flows at 10% per annum.................................................               918
                                                                                                        -------------
Discounted future net cash flows before income taxes...............................................     $       1,547
                                                                                                        =============


Estimates of economically recoverable oil and natural gas reserves and of future net revenues are based upon a number of variable factors and assumptions, all of which are to some degree speculative and may vary considerably from actual results. Therefore, actual production, revenues, taxes, development and operating expenditures may not occur as estimated. The reserve data are estimates only, are subject to many uncertainties and are based on data gained from production histories and on assumptions as to geologic formations and other matters. Actual quantities of natural gas and oil may differ materially from the amounts estimated.

The weighted average prices of oil and natural gas at December 31, 1997 used in the calculation of the Standardized Measure were $17.00 per barrel and $1.86 per Mcf, respectively.

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Jacobi-Johnson Energy, Inc.

We have audited the accompanying balance sheets of Jacobi-Johnson Energy, Inc., as of December 31, 1996 and 1997, and the related statements of operations, cash flows, and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of Jacobi-Johnson's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jacobi-Johnson Energy, Inc., at December 31, 1996 and 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


                                                    /s/ ERNST & YOUNG LLP

                                                    ERNST & YOUNG LLP
Dallas, Texas
May 15, 1998

                          JACOBI-JOHNSON ENERGY, INC.

                                BALANCE SHEETS
                      (In thousands, except share amounts)


                                                                                  DECEMBER 31,                MARCH 31
                                                                           ---------------------------     --------------
                                                                               1996           1997              1998
                                                                           -------------  ------------     --------------
                                                                                                             (unaudited)

Assets:
Current assets:
     Cash................................................................  $          63  $         24     $            5
     Accounts receivables:
         Oil and natural gas sales.......................................             96            50                 55
         Joint interest..................................................             16            35                 29
         Other...........................................................              3             8                  8
                                                                           -------------  ------------     --------------
              Total current assets.......................................            178           117                 97

Oil and natural gas properties (full cost accounting method):
     Proved developed oil and natural gas properties.....................            554           668                707
     Allowance for depreciation, depletion, and amortization.............            (96)         (149)              (163)
                                                                           -------------  ------------     --------------
     Oil and natural gas properties, net.................................            458           519                544
Office and field equipment, net..........................................              5            39                 37
                                                                           -------------  ------------     --------------
              Total assets...............................................  $         641  $        675     $          678
                                                                           =============  ============     ==============

Liabilities and Stockholders' Equity Current liabilities:
     Accounts payable....................................................  $          93  $         69     $           52
     Joint interest prepayments..........................................              9            29                 23
     Revenues and royalties payable......................................             99            72                 32
     Note payable to related party.......................................             --            50                 50
     Income taxes payable................................................             --            32                 32
     Current maturities of long-term debt ...............................            149           147                164
                                                                           -------------  ------------     --------------
              Total current liabilities..................................            350           399                353

Deferred income taxes....................................................             --             6                 11
Long-term debt, less current maturities .................................            163            52                 80

Stockholders' equity:
     Common stock, $.10 par value:
         Authorized shares - 20,000
         Issued and outstanding shares - 10,711, 10,341 and 10,341
         at December 31, 1996 and 1997, and March 31, 1998, respectively.              1             1                  1
     Additional paid-in capital..........................................            175           165                165
     Retained earnings (deficit).........................................           (48)            52                 68
                                                                           -------------  ------------     --------------
Total stockholders' equity...............................................            128           218                234
                                                                           -------------  ------------     --------------
Total liabilities and stockholders' equity...............................  $         641  $        675     $          678
                                                                           =============  ============     ==============

See accompanying notes.

                           JACOBI-JOHNSON ENERGY, INC.

                            STATEMENTS OF OPERATIONS
               (In thousands, except share and per share amounts)


                                                                                                 THREE MONTHS
                                                                           YEAR ENDED               ENDED
                                                                          DECEMBER 31,             MARCH 31,
                                                                    --------------------     ---------------------
                                                                      1996       1997          1997        1998
                                                                    -------    ---------     --------    ---------
                                                                                                  (unaudited)
Revenues:
     Oil and natural gas..........................................  $   471    $     606     $    169    $     129
     Other income.................................................       93           55           23            2
     Gain on disposition of property and equipment................       --            3           --           --
                                                                    -------    ---------     --------    ---------
              Total revenues.....................................       564          664          192          131

Cost and expenses:
     Oil and natural gas production...............................      345          401          103           75
     Depreciation, depletion and amortization.....................       76           62           17           16
     General and administrative...................................       46           23           17           13
     Interest.....................................................       32           25            7            6
                                                                    -------    ---------      -------    ---------
              Total cost and expenses.............................      499          511          144          110
                                                                    -------    ---------      -------    ---------

Income before income taxes........................................       65          153           48           21
Income tax expense ...............................................       --           38           10            5
                                                                    -------    ---------      -------    ---------
Net income .......................................................  $    65    $     115      $    38    $      16
                                                                    =======    =========      =======    =========
Basic and diluted earnings per share..............................  $  6.46    $   10.75      $  3.57    $    1.53
                                                                    =======    =========      =======    =========
Weighted average number of common and
  common equivalent shares outstanding............................   10,002       10,651       10,711       10,341
                                                                    =======    =========      =======    =========

See accompanying notes.

                           JACOBI-JOHNSON ENERGY, INC.

                            STATEMENTS OF CASH FLOWS
                                 (In thousands)


                                                                                                      THREE MONTHS
                                                                                YEAR ENDED                ENDED
                                                                                DECEMBER 31,            MARCH 31
                                                                           --------------------     -----------------
                                                                            1996         1997       1997         1998
                                                                           -------      -------     -----      ------
                                                                                                          (unaudited)
Operating Activities:
Net income ..........................................................      $    65      $   115     $  38      $   16
Adjustments to reconcile net income
  to net cash provided by operating activities:
     Depreciation, depletion and amortization........................           76           62        17          16
     Deferred income taxes...........................................           --            6        10           5
     Gain on disposition and abandonment of
         property and equipment......................................           --           (3)       --          --
     Other...........................................................            5           --        --          --
     Effect of changes in:
         Accounts receivable.........................................          (78)          22        (5)          1
         Current income taxes payable................................           --           32        --          --
         Accounts payable and other current liabilities:.............           75          (31)      (52)        (63)
                                                                           -------      -------     -----      ------
Net cash provided by (used in) operating activities..................          143          203         8         (25)

Investing Activities:
Additions to property and equipment..................................         (430)        (212)      (17)        (39)
Proceeds from disposition of property and equipment..................            8           58        --          --
                                                                           -------      -------     -----      ------
Net cash used in investing activities................................         (422)        (154)      (17)        (39)

Financing Activities:
Proceeds from note payable and long-term debt........................          380           89        --          70
Payments on long-term debt...........................................         (121)        (152)      (37)        (25)
Stock repurchase.....................................................           --          (25)       --          --
                                                                           -------      -------     -----      ------

Net cash provided by (used in) financing activities..................          259          (88)      (37)         45
                                                                           -------      -------     -----      ------
Net increase (decrease) in cash......................................          (20)         (39)      (46)        (19)
Cash at beginning of period............................................         83           63        63          24
                                                                           -------      -------     -----      ------
Cash at end of period..................................................    $    63      $    24     $  17      $    5
                                                                           =======      =======     =====      ======

Supplemental Cash Flow Information:
Interest paid........................................................      $    27      $    23     $   5      $    6
                                                                           =======      =======     =====      ======

See accompanying notes.

                           JACOBI-JOHNSON ENERGY, INC.

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                      (In thousands except share amounts)


                                                     Common Stock
                                            -----------------------------
                                                                             Additional       Retained          Total
                                              Number of                       Paid-In         Earnings      Stockholders'
                                                Shares         Amount         Capital        (Deficit)         Equity
                                            -------------  --------------  -------------   --------------  --------------

Balance on January 1, 1996................         10,000  $            1  $          90   $         (113) $          (22)
     Shares issued from note conversion               711               0             85               --              85
     Net income...........................             --              --             --               65              65
                                            -------------  --------------  -------------   --------------  --------------
Balance on December 31, 1996..............         10,711               1            175              (48)            128
     Shares repurchased by Jacobi-Johnson.           (370)             (0)           (10)             (15)            (25)
     Net income...........................             --              --             --              115             115
                                            -------------  --------------  -------------   --------------  --------------
Balance on December 31, 1997..............         10,341               1            165               52             218
     Net income (unaudited)...............             --              --             --               16              16
                                            -------------  --------------  -------------   --------------  --------------
Balance on March 31, 1998 (unaudited).....         10,341  $            1  $         165   $           68  $          234
                                            =============  ==============  =============   ==============  ==============

See accompanying notes.

                           JACOBI-JOHNSON ENERGY, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

1.       Summary of Significant Accounting Policies

Organization

Jacobi-Johnson, a Texas corporation, was formed in 1991. Jacobi-Johnson's operations consist primarily of acquiring interests in producing oil and natural gas properties located in the continental United States. Jacobi-Johnson also acts as the operator on certain of these properties and receives overhead reimbursement fees as a result.

Management Estimates

In preparing financial statements in conformity with generally accepted accounting principles, Jacobi-Johnson is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. Actual results may differ from management's estimates.

Cash Equivalents

Jacobi-Johnson considers all highly liquid investments with maturities of 3 months or less when purchased to be cash equivalents.

Concentration of Credit Risk and Accounts Receivable

Financial instruments that potentially subject Jacobi-Johnson to concentration of credit risk consist principally of cash and trade receivables. Jacobi-Johnson places its cash with high credit quality financial institutions. Jacobi-Johnson sells oil and natural gas to various customers. In addition, Jacobi-Johnson participates with other parties in the drilling, completion, and operation of oil and natural gas wells. Substantially all of Jacobi-Johnson's accounts receivable are due from either purchasers of oil, natural gas, or natural gas liquids or participants in oil and natural gas wells for which Jacobi-Johnson serves as the operator. Generally, operators of oil and natural gas properties have the right to offset future revenues against unpaid charges related to operated wells. Oil and natural gas sales are generally unsecured. Credit losses are provided for in the financial statements and have been within management's expectations. The allowance for doubtful accounts receivable aggregated $0 at December 31, 1996 and 1997.

Oil and Natural Gas Properties

Oil and natural gas properties are recorded at cost using the full cost method of accounting, as prescribed by the the SEC. Under the full cost method, all costs associated with the acquisition, exploration or development of oil and natural gas properties are capitalized as part of the full cost pool.

Depreciation, depletion, and amortization of evaluated oil and natural gas properties are provided using the unit-of-production method based on total proved reserves, as determined by independent petroleum reservoir engineers.

Sales, dispositions, and other oil and natural gas property retirements are accounted for as adjustments to the full cost pool, with no recognition of gain or loss unless such disposition would significantly alter the amortization rate.

Office and Field Equipment

Office and field equipment are capitalized at cost and depreciated on a straight line basis over their estimated useful lives.

Revenue Recognition

Jacobi-Johnson uses the sales method of accounting for oil and gas revenues. Under the sales method, revenues are recognized on actual volumes of oil and gas sold to purchasers.

Overhead Reimbursement Fees

                           JACOBI-JOHNSON ENERGY, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

Fees from overhead charges billed to working interest owners, including Jacobi-Johnson, of $139,450 and $154,350 for the years ended December 31, 1996 and 1997, respectively, have been classified as a reduction of general and administrative expenses in the accompanying statements of operations.

Income Taxes

Deferred income taxes are accounted for using the liability method in accounting for income taxes.

Earnings Per Share

In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share. Statement No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated, to conform to the Statement No. 128 requirements. The effect of the adoption of Statement No. 128 did not have a material impact.

INTERIM FINANCIAL STATEMENT PRESENTATION

In management's opinion, the accompanying interim financial statements contain all adjustments (consisting solely of normal recurring accruals) necessary to present fairly the financial position of Jacobi-Johnson as of March 31, 1998, the results of operations for the three month periods ended March 31, 1997 and 1998, and the cash flows for the three month periods ended March 31, 1997 and 1998.

The results of operations for the three months ended March 31, 1998, are not necessarily indicative of the results expected for the full year.

2.       Long-Term Debt

Long-term debt is summarized as follows (in thousands):


                                                                                  December 31,
                                                                      ------------------------------------
                                                                                1996                  1997
                                                                      --------------       ---------------
Notes payable........................................................ $       312          $           199
Less current maturities..............................................         149                      147
                                                                      --------------       ---------------
Long-term debt....................................................... $       163          $            52
                                                                      ==============       ===============

At December 31, 1997, the future minimum principal payments on Jacobi-Johnson's long-term debt subsequent to December 31, 1998 were: $34,373 in 1999; $7,249 in 2000; $5,196 in 2001; and $5,150 in 2002, based on borrowings outstanding at December 31, 1997.

Southside Bank Credit Agreement

On January 12, 1998, Jacobi-Johnson refinanced its existing credit agreement with Southside Bank (the "Credit Agreement"). The Credit Agreement consists of an installment loan with an original balance of $232,486. The maturity date of the Credit Agreement is July 28, 1999.

The Credit Agreement provides for 18 total monthly payments of $13,864 each. The interest is calculated at a fixed rate of 8.5% per annum.

Borrowings under the Credit Agreement are secured by a deed of trust on real property owned by Jacobi-Johnson located in Polk County, Texas.

                           JACOBI-JOHNSON ENERGY, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997



3.       Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Jacobi-Johnson's deferred tax liabilities and assets are as follows (in thousands):


                                                                                                 December 31,
                                                                                          --------------------------
                                                                                                1996         1997
                                                                                         -------------- -------------
Deferred tax liabilities:
Book basis of oil and natural gas properties in excess of tax basis.....................              8            15
Accrued revenue in excess of accrued expenses...........................................             23             1
                                                                                         -------------- -------------
    Total deferred tax liabilities......................................................             31            16
Deferred tax assets:
Net operating loss carryforwards........................................................             25            --
Statutory depletion carryforwards.......................................................              6             6
Other...................................................................................              4             4
Valuation allowance for deferred tax assets.............................................             (4)           --
                                                                                         -------------- -------------
      Total deferred tax assets.........................................................             31            10
Net deferred tax liabilities............................................................             --             6
                                                                                         ============== =============

Jacobi-Johnson files its federal income tax return on a cash basis.

The following is a reconciliation, stated as a percentage of pretax income
(loss) taxable at the corporate level, of the U.S. statutory federal income tax rate to Jacobi-Johnson's effective tax rate:


                                                           1996            1997
                                                     ---------------- --------------

U.S. federal statutory rate.........................               34%             34%
Effect of graduated rates...........................               --              (7)%
Adjustments to the valuation allowance..............               34%             (2)%
                                                     ---------------- ---------------
Effective tax rate..................................               --              25%
                                                     ================ ===============

                           JACOBI-JOHNSON ENERGY, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997


4.       Related Party Transactions

The parents of one of the principal stockholders loaned $50,000 to Jacobi-Johnson in 1997 upon the same terms and conditions as could be obtained with unrelated parties. In addition, one of the stockholders loaned $68,248 to Jacobi-Johnson in 1993. This note was converted to 711 shares of new Jacobi-Johnson common stock in December 1996.

5.       Commitments and Contingencies

Rent expense was approximately $10,693 for each of the years ended December 31, 1996 and 1997. As of December 31, 1997, Jacobi-Johnson's operating lease expires in February, 1998. The rent under the lease is $891 per month.

6.       Environmental Regulation

Various Federal, state and local laws and regulations covering discharge of materials into the environment, or otherwise relating to the protection of the environment, may affect Jacobi-Johnson's operations and costs of oil and natural gas exploitation, development and production operations. It is not anticipated that Jacobi-Johnson will be required in the near future to expend amounts material in relation to the financial statements taken as a whole by reason of environmental laws and regulations. Because such laws and regulations are constantly being changed, Jacobi-Johnson is unable to predict the conditions and other factors, over which Jacobi-Johnson does not exercise control, that may give rise to environment liabilities.

7.       Subsequent Event

On May 8, 1998, EXCO acquired all of the outstanding common stock of Jacobi-Johnson. The aggregate purchase price paid for the stock was $1,476,451, subject to post-closing adjustments. The post-closing adjustments may include adjustments if it is determined that the net working capital of Jacobi-Johnson at Closing is different than at January 1, 1998, if determined within 90 days of the Closing and for any title problems if the problems are discovered within 60 days of the Closing. The Sellers have agreed to indemnify EXCO for amounts arising from any breach by Sellers, including environmental damages, to the extent such amount exceeds $20,000. EXCO has agreed to indemnify the Sellers for amounts arising from any breach by EXCO, to the extent such amount exceeds $20,000. The acquisition was effective January 1, 1998. The amount of consideration was determined through arm's length negotiations taking into account estimates of recoverable reserves, current oil and natural gas prices, the fair market value of other property and equipment, the amount of cash and cash equivalents on hand, the collectibility and estimated payment timing of accounts receivable and the amount of current and long-term liabilities. The consideration consisted of $703,035 cash, 85,436 shares of EXCO Common Stock and EXCO assumed approximately $260,800 of Jacobi-Johnson indebtedness. Simultaneously with the Closing, EXCO paid in full all outstanding loans with Southside Bank. EXCO obtained the cash for the purchase price and payoff of the Southside Bank loans under its credit facility (the "Credit Facility") with NationsBank of Texas, N.A. The Jacobi-Johnson Properties have been mortgaged under the Credit Facility.

                           JACOBI-JOHNSON ENERGY, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997


8.       Oil and Natural Gas Producing Activities

The results of operations from Jacobi-Johnson's oil and natural gas producing activities are as follows (in thousands):


                                                                            Year Ended
                                                                           December 31,
                                                                   ----------------------------
                                                                       1996           1997
                                                                   ------------- --------------
Oil and natural gas sales........................................  $      471    $          606
Production costs.................................................        (345)             (401)
Depreciation, depletion and amortization.........................         (71)              (53)
Income tax expense...............................................          --               (38)
                                                                   ------------- --------------
                                                                   $       55    $          114
                                                                   ============= ==============


Costs incurred in oil and natural gas producing activities are as follows (in thousands, except per equivalent barrel amounts):


                                                                            Year Ended
                                                                           December 31,
                                                                   ----------------------------
                                                                       1996           1997
                                                                   ------------- --------------
Property acquisition costs.......................................    $    318     $          87
Development costs................................................         112                82
Exploration costs................................................           0                 0
Production costs.................................................         345               401
Depreciation, depletion and amortization per equivalent barrel...        3.04              1.65

All of Jacobi-Johnson's oil and natural gas revenues are from proved developed properties located in the United States.

Jacobi-Johnson's oil and natural gas production is sold to various purchasers. During the year ended December 31, 1996, sales of oil and natural gas to 1 purchaser accounted for 67% of consolidated gross revenues. During the year ended December 31, 1997, sales of oil and natural gas to 2 purchasers accounted for 58% and 18% of consolidated gross revenues, respectively. Management believes that the loss of these purchasers would not have a material impact on Jacobi-Johnson's consolidated financial condition or results of operations.

In an effort to reduce the effects of the volatility of the price of crude oil and natural gas on Jacobi-Johnson's operations, management has adopted a policy of hedging oil and natural gas prices whenever such prices are in excess of the prices anticipated in Jacobi-Johnson's operating budget and profit plan through the use of commodity futures, options, and swap agreements. Hedging transactions require the approval of the Board of Directors. There were no outstanding contracts at December 31, 1997.

9. Supplemental Oil and Natural Gas Reserve and Standardized Measure Information (Unaudited)

Jacobi-Johnson currently retains independent engineering firms to provide annual year-end estimates of Jacobi-Johnson's future net recoverable oil, natural gas, and natural gas liquids reserves. Estimated proved net recoverable reserves as shown below include only those quantities that can be expected to be commercially recoverable at prices and costs in effect at the balance sheet dates under existing regulatory practices and with conventional equipment and operating methods. Proved developed reserves represent only those reserves to

                           JACOBI-JOHNSON ENERGY, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997


be recovered through existing wells. Proved undeveloped reserves include those reserves expected to be recovered from new wells on undrilled acreage or from existing wells on which a relatively major expenditure is required for recompletion.

Estimated Quantities of Proved Reserves


                                                                                 Oil (Bbl)     Gas (Mcf)           Boe*
                                                                            -------------- ------------- --------------
                                                                                          (In thousands)
January 1, 1996............................................................             38            36             44
         Purchase of reserves in place.....................................             93           228            131
         Revisions of previous estimates...................................            (6)             3            (6)
         Production........................................................           (18)          (32)           (23)
                                                                            -------------- ------------- --------------
December 31, 1996..........................................................            107           235            146
         Purchase of reserves in place.....................................             49            36             55
         Revisions of previous estimates...................................             99           398            166
         Production........................................................           (20)          (71)           (32)
                                                                            -------------- ------------- --------------
December 31, 1997..........................................................            235           598            335
                                                                            ============== ============= ==============


Estimated Quantities of Proved Developed Reserves


                                                                                 Oil (Bbl)     Gas (Mcf)           Boe*
                                                                            -------------- ------------- --------------
                                                                                          (In thousands)
December 31, 1995..........................................................             38            36             44
December 31, 1996..........................................................            107           235            146
December 31, 1997..........................................................            235           598            335

* Boe - Barrels of oil equivalent calculated by converting 6 Mcf of natural gas to 1 Bbl of oil.

The following is a summary of a Standardized Measure of discounted net cash flows related to Jacobi-Johnson's proved oil, natural gas, and natural gas liquids reserves. The information presented is based on a valuation of proved reserves using discounted cash flows based on year-end prices, costs, and economic conditions and a 10% discount rate. The additions to proved reserves from new discoveries and extensions could vary significantly from year to year; additionally, the impact of changes to reflect current prices and costs of reserves proved in prior years could also be significant. Accordingly, the information presented below should not be viewed as an estimate of the fair value of Jacobi-Johnson's oil and natural gas properties, nor should it be considered indicative of any trends.

                           JACOBI-JOHNSON ENERGY, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997


Standardized Measure of Discounted Future Net Cash Flows


                                                                                                  DECEMBER 31,
                                                                                              1996          1997
                                                                                          ------------- -------------
                                                                                                 (In thousands)
Future cash inflows.....................................................................    $     3,478     $   5,018
Future production costs.................................................................          1,109         2,155
Future development costs................................................................             --            22
Future income taxes.....................................................................            427           425
                                                                                          ------------- -------------
Future net cash flows ..................................................................          1,942         2,416
Discount of future net cash flows at 10% per annum......................................            512           965
                                                                                          ------------- -------------
Standardized Measure of discounted future net cash flows................................  $       1,430 $       1,451
                                                                                          ============= =============

During recent years, there have been significant fluctuations in the prices paid for crude oil in the world markets. This situation has had a destabilizing effect on crude oil's posted prices in the United States, including the posted prices paid by purchasers of Jacobi-Johnson's crude oil. The weighted average prices of oil and natural gas at December 31, 1996 and 1997, used in the above table, were $24.80 and $15.97 per Bbl, respectively, and $3.48 and $2.12 per Mcf, respectively.

The following are the principal sources of change in the Standardized Measure of discounted future net cash flows:

Changes in Standardized Measure


                                                                                                    YEAR ENDED
                                                                                                   DECEMBER 31,
                                                                                          ------------------------------
                                                                                               1996             1997
                                                                                          -------------    -------------
                                                                                                  (In thousands)
Sales and transfers of oil and natural gas produced, net of production costs............  $        (126)   $       (205)
Net changes in prices and production costs..............................................            650            (471)
Extensions and discoveries, net of future development and production costs..............             --               --
Development costs during the period.....................................................             --               --
Revisions of previous quantity estimates................................................            (43)             197
Sales of reserves in place..............................................................             --               --
Purchases of reserves in place..........................................................            770              270
Accretion of discount...................................................................            174              228
Net change in income taxes..............................................................             --                2
                                                                                          -------------    -------------
Net change..............................................................................  $       1,425    $          21
                                                                                          =============    =============

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders
EXCO Resources, Inc.

We have audited the accompanying statements of operating revenues and direct operating expenses of the Dawson County Properties (as defined in Note 1 to the accompanying statements) for the years ended December 31, 1996 and 1997. These statements are the responsibility of EXCO's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of operating revenues and direct operating expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of operating revenues and direct operating expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statements of operating revenues and direct operating expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of revenues and expenses of the Dawson County Properties.

In our opinion, the statements of operating revenues and direct operating expenses referred to above present fairly, in all material respects, the operating revenues and direct operating expenses of Dawson County Properties for the years ended December 31, 1996 and 1997 in conformity with generally accepted accounting principles.




                                         /S/ ERNST & YOUNG LLP

                                         ERNST & YOUNG LLP


Dallas, Texas
June 30, 1998

                            DAWSON COUNTY PROPERTIES


                        STATEMENTS OF OPERATING REVENUES
                          AND DIRECT OPERATING EXPENSES
                                 (In thousands)


                                                                                                            THREE MONTHS
                                                                                                               ENDED
                                                                         YEAR ENDED DECEMBER 31,             MARCH 31,
                                                                   -------------------------------- ----------------------------
                                                                        1996             1997            1997           1998
                                                                   ---------------  --------------- -------------  -------------
                                                                                                             (unaudited)

Oil and natural gas sales.........................................  $     997       $   1,012       $     250         $      263
Direct operating expenses.........................................        225             220              46                 57
                                                                    ---------       ---------       ---------         ----------
Excess of revenues over direct operating expenses.................  $     772       $     792       $     204         $      206
                                                                    =========       =========       =========         ==========

See accompanying notes to statements of operating revenues and direct operating expenses.

                            DAWSON COUNTY PROPERTIES

                    NOTES TO STATEMENTS OF OPERATING REVENUES
                          AND DIRECT OPERATING EXPENSES

1.       Basis of Presentation

On June 30, 1998, EXCO completed the acquisition of certain oil and natural gas properties from J.M. Hill, J.M. Hill, Trustee, Walter O. Hill, Steven J. Devos, Bart Humphrey and other working interest owners in Dawson and Brazos Counties, Texas (the "Dawson County Properties"). The Dawson County Properties include 11 gross (5.3 net) producing wells and 4 gross (1.5 net) saltwater disposal and non-producing wells which may require recompletions, workovers or abandonment. The Dawson County Properties include 645 gross (327 net) developed acres and 627 gross (279 net) undeveloped acres. The purchase price was approximately $3.5 million cash.

The acquisition has been funded through borrowings made under EXCO's credit facility with NationsBank, and cash from working capital.

The accompanying financial statements present the operating revenues and direct operating expenses of the Dawson County Properties. The operating revenues and direct operating expenses presented herein relate only to the interests in the producing oil and natural gas properties to be acquired and do not represent all of the oil and natural gas operations of the sellers. Direct operating expenses include the actual costs of maintaining the producing properties and their production, but do not include charges for depletion, depreciation, and amortization; federal and state income taxes; interest; or general and administrative expenses. Presentation of complete historical financial statements for the years ended December 31, 1996 and 1997 is not practicable because the Dawson County Properties were not accounted for as a separate entity; and therefore, such statements are not available. The operating revenues and direct operating expenses for the periods presented may not be representative of future operations.

Revenues in the accompanying statements of operating revenues and direct operating expenses are recognized on the sales method. Direct operating expenses are recognized on an accrual basis.

In management's opinion, the accompanying interim financial statements contain all adjustments (consisting solely of normal recurring accruals) necessary to present fairly the financial position of Dawson County Properties as of March 31, 1998, the results of operations for the three month periods ended March 31, 1997 and 1998, and the cash flows for the three month periods ended March 31, 1997 and 1998.


The results of operations for the three months ended March 31, 1998, are not necessarily indicative of the results expected for the full year.

2. Supplemental Oil and Natural Gas Reserve and Standardized Measure Information (Unaudited)

Reserve Quantity Information

The following table presents EXCO's estimate of the proved oil and natural gas reserves of the Dawson County Properties, all of which are located in the United States, as of December 31, 1997. EXCO emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and natural gas properties. Accordingly, the estimates are expected to change as future information becomes available. The estimates have been prepared by independent petroleum reservoir engineers.


                                                       Oil (Bbls)       Gas (Mcf)           Boe*
                                                   ----------------  ----------------  ---------------
Proved reserves...................................        482,300          242,400          522,700
                                                   ================= ================  ===============
Proved developed reserves.........................        482,300          242,400          522,700
                                                   ================= ================  ===============

* Boe - Barrels of oil equivalent calculated by converting 6 Mcf of natural gas to 1 Bbl of oil.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

                            DAWSON COUNTY PROPERTIES

                    NOTES TO STATEMENTS OF OPERATING REVENUES
                          AND DIRECT OPERATING EXPENSES

The Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves ("Standardized Measure") is a disclosure requirement under Statement of Financial Accounting Standards No. 69.

The Standardized Measure does not purport to be, nor should it be interpreted to present, the fair value of the oil and natural gas reserves of the Dawson County Properties. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, the value of unproved properties, and consideration of expected future economic and operating conditions.

Under the Standardized Measure, future cash flows are estimated by applying year-end prices, adjusted for fixed and determinable escalations, to the estimated future production of year-end proved reserves. Future cash flows are reduced by estimated future production costs, based on period-end costs, and projected future development costs to determine net cash inflows. The Dawson County Properties are not a separate tax paying entity. Accordingly, the Standardized Measure for the Dawson County Properties is presented before deduction of income taxes. Future net cash flows are discounted using a 10% annual discount rate to arrive at the Standardized Measure.

The Standardized Measure of discounted future net cash flows relating to proved oil and natural gas reserves of the Dawson County Properties at December 31, 1997 follows (in thousands):


Future cash inflows................................................................................     $     8,673
Future production costs............................................................................          (2,394)

Discount of future net cash flows at 10% per annum.................................................          (1,811)
                                                                                                        -----------
Discounted future net cash flows before income taxes...............................................     $     4,468
                                                                                                        ===========


Estimates of economically recoverable oil and natural gas reserves and of future net revenues are based upon a number of variable factors and assumptions, all of which are to some degree speculative and may vary considerably from actual results. Therefore, actual production, revenues, taxes, development and operating expenditures may not occur as estimated. The reserve data are estimates only, are subject to many uncertainties and are based on data gained from production histories and on assumptions as to geologic formations and other matters. Actual quantities of natural gas and oil may differ materially from the amounts estimated.

During 1996 and 1997 the Dawson County Properties incurred no developmental or exploratory costs and there were no incremental general and administrative costs.

The weighted average prices of oil and natural gas at December 31, 1997 used in the calculation of the Standardized Measure were $17.04 per barrel and $1.87 per Mcf, respectively.

================================================================================

        No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained in this Prospectus, in connection with this offering covered by this Prospectus.
If given or made, such information or representations must not be relied upon as having been authorized by EXCO or any agent or underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, Rights or Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the facts set forth in this Prospectus or in the affairs of EXCO since the date hereof.


                             -----------------------

                               TABLE OF CONTENTS
                                                               Page

Disclosure Regarding Forward-looking Statements.................. 1
Prospectus Summary............................................... 2
The Company...................................................... 2
Risk Factors.................................................... 14
Recent Developments............................................. 21
Use of Proceeds................................................. 24
Capitalization.................................................. 25
Dilution........................................................ 25
Price Range of Common Stock and Dividend Policy................. 26
The Rights Offering............................................. 28
Management's Discussion and Analysis of Financial Condition
 and Results of Operations.......................................35
Business and Properties......................................... 40
Description of Capital Stock.................................... 55
Selling Shareholders............................................ 57
Plan of Distribution.............................................58
Material Federal Income Tax Considerations.......................59
Legal Matters................................................... 61
Experts......................................................... 61
Additional Information.......................................... 62
Incorporation of Certain Documents by Reference................. 63
Glossary of Selected Oil and Natural Gas Terms.................. 64
EXCO Resources, Inc. Financial Statements.......................F-1

================================================================================

================================================================================
                                5,943,360 Shares



                                     [Logo]





                              EXCO Resources, Inc.




                                   Rights to
                               Purchase Shares of
                                  Common Stock
                                 and Shares of
                                  Common Stock

                             ----------------------

                                   PROSPECTUS

                             ----------------------


                                 July 16, 1998


================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  Other Expenses of Issuance and Distribution.

         The following is an itemization of all expenses (subject to future contingencies) incurred or to be incurred by the Registrant in connection with the issuance and distribution of the securities being offered. All items below are estimates other than the Securities and Exchange Commission (the "Commission") fee.


Securities and Exchange Commission registration fee $     10,866

Printing and engraving expenses....................       50,000

Accounting fees and expenses.......................       35,000

Engineer fees and expenses.........................        5,000

Blue Sky fees and expenses.........................       25,000

Legal fees and expenses............................       75,000

Subscription Agent fees and expenses...............       12,000

Miscellaneous......................................        4,634
                                                    ------------
                                    Total.......... $    217,500





ITEM 15.  Indemnification of Directors and Officers.

         EXCO has authority under Articles 2.02(A)(16) and 2.02-1 of the Texas Business Corporation Act to indemnify its officers and directors to the extent provided for in such statute.


         Article VI of EXCO's Restated Bylaws provides that EXCO shall indemnify each of its directors and officers, its former directors and officers and agents of EXCO against expenses actually and reasonably incurred by him or her in connection with the defense of any action, suit or proceeding, civil or criminal, in which such person is made a party by reason of being or having been such director or officer, except in situations where he or she shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his or her duty to EXCO. In the event of a criminal conviction (whether based on a plea of guilty or nolo contendere or its equivalent, or after trial), such conviction shall not be deemed an adjudication of liability for negligence or misconduct in the performance of duty to EXCO if such director or officer acted in good faith in what he or she considered to be the best interest of EXCO and without reasonable cause to believe that his or her actions were illegal. In absence of an adjudication which expressly absolves the director or officer of liability to EXCO or its shareholders for negligence or misconduct, or in the event of a settlement, the right to indemnification of a director or officer shall be conditioned upon prior resolution adopted by two-thirds of the disinterested members of the Board of Directors or by independent counsel.


         EXCO intends to maintain insurance against any liability incurred by its officers and directors in defense of any actions to which they are made parties by reason of their positions as officers and directors.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 16.  Exhibits and Financial Statement Schedules.

         Exhibits. The exhibits listed below are filed as part of or incorporated by reference in this Registration Statement. Where such filing is made by incorporation by reference to a previously filed report, such report is identified in parentheses. See the Index of Exhibits included with the exhibits filed as part of this Registration Statement.



      Number         Description
--------------- -------------------------------------------------------------


      2.1            Stock Option Agreement dated May 1, 1998, among EXCO
                     Resources, Inc., on the one hand, and Mr. E.B. Brooks, Jr., on the other, incorporated by reference from the Schedule
                     13D dated May 8, 1998, filed by EXCO in respect of EXCO's
                     acquisition of beneficial ownership of shares of common
                     stock of Gladstone Resources, Inc.
      2.2            Shareholder Agreement dated May 1, 1998, among EXCO
                     Resources, Inc., on the one hand, and Ms. Rebecca B. Feldt, on the other, incorporated by reference from the Schedule
                     13D dated May 8, 1998, filed by EXCO in respect of EXCO's
                     acquisition of beneficial ownership of shares of common
                     stock of Gladstone Resources, Inc.
      2.3            Shareholder Agreement dated May 1, 1998, among EXCO
                     Resources, Inc., on the one hand, and Ms. Carol Brady, on
                     the other, incorporated by reference from the Schedule 13D dated May 8, 1998, filed by EXCO in respect of EXCO's
                     acquisition of beneficial ownership of shares of common
                     stock of Gladstone Resources, Inc.
      2.4            Shareholder Agreement dated May 1, 1998, among EXCO
                     Resources, Inc., on the one hand, and Ms. Deborah Brooks
                     Garrett, on the other, incorporated by reference from the
                     Schedule 13D dated May 8, 1998, filed by EXCO in respect of
                     EXCO's acquisition of beneficial ownership of shares of
                     Common Stock of Gladstone Resources, Inc.
      2.5            Agreement and Plan of Merger dated May 1, 1998, between
                     EXCO Resources, Inc., and Gladstone Resources, Inc.,
                     incorporated by reference from the Schedule 13D dated May
                     8, 1998, filed by EXCO in respect of EXCO's acquisition of beneficial ownership of shares of Common Stock of
                     Gladstone Resources, Inc.
      4.1**          Restated Articles of Incorporation of EXCO, as amended
      4.2**          Restated Bylaws of EXCO, as amended
      4.3**          Specimen Stock Certificate for the Common Stock of EXCO
      4.4**          Form of Letter to Stockholders
      4.5**          Form of Subscription Certificate
      4.6**          Form of Instruction as to Use of Subscription Certificates
      4.7**          Form of Letter to Brokers
      4.8**          Form of Letter to Clients
      4.9**          Form of Notice of Guaranteed Delivery
      4.10**         Form of Guidelines to Form W-9
      4.11**         Form of DTC Participant Oversubscription Exercise Form
      4.12**         Form of Nominee Holder Certificate
      5.1**          Opinion of Haynes and Boone LLP (including the consent of
                     such firm) regarding the legality
                     of securities being offered
      8.1*           Opinion of Haynes and Boone, LLP (including the consent of such firm) as to certain tax matters
      10.1**         Form of Standby Purchase Commitment between EXCO Resources,
                     Inc. on the one hand and Ares Management, L.P. on behalf of
                     Ares Leveraged Investment Fund on the other hand dated
                     __, 1998.
      10.2           Credit Agreement among EXCO Resources, Inc., as borrower,
                     and NationsBank of Texas, N.A., as agent, and financial
                     institutions listed on Schedule I, dated February 11, 1998 filed as an Exhibit to EXCO's Form 8-K dated February 25,
                     1998 and incorporated by reference herein
      10.3           Purchase and Sale Agreement among EXCO Resources, Inc. and
                     Osborne Oil Company, et al., dated January 27, 1998 filed
                     as an Exhibit to EXCO's Form 8-K dated February 25, 1998
                     and incorporated by reference herein
      10.4           Stock Purchase Agreement between EXCO Resources, Inc. and
                     Jacobi-Johnson Energy, Inc., dated May 1, 1998, filed as
                     Exhibit 4.1 to EXCO's Current Report on Form 8-K dated May
                     1, 1998 and incorporated by reference herein.
      10.5           EXCO Resources, Inc. 1998 Stock Option Plan, filed as
                     Appendix A to EXCO's Proxy Statement dated March 17, 1998
                     and incorporated by reference herein.
      10.6**         Form of Standby Purchase Commitment between EXCO
                     Resources, Inc. on the one hand and Oaktree Capital
                     Management, LLC on the other hand dated ________, 1998.
      10.7           Purchase and Sale Agreement dated June 24, 1998 by and
                     between Humphrey Oil Interests, L.P., on the one hand, and
                     EXCO Resources, Inc. on the other filed as an Exhibit to
                     EXCO's Form 8-K dated June 30, 1998 and incorporated by
                     reference herein.
      10.8           Purchase and Sale Agreement dated June 24, 1998 by and
                     between J.M. Hill, Individually and as Trustee, Walter O.
                     Hill and Steven J. Devos on the one hand and EXCO
                     Resources, Inc. on the other filed as an Exhibit to EXCO's
                     Form 8-K dated June 30, 1998 and incorporated by reference herein.
      23.1**         Consent of Haynes and Boone LLP (included as part of its
                     opinions to be filed as Exhibits 5.1 and 8.1)
      23.2*          Consent of Belew Averitt LLP, independent auditors
      23.3*          Consent of Ernst & Young LLP, independent auditors
      23.4*          Consent of Harold L. Ratcliff, C.P.A.
      23.5**         Consent of Milmac Operating Company, independent petroleum engineers
      23.6*          Consent of Lee Keeling and Associates, Inc., independent
                     petroleum engineers
      25.1**         Power of Attorney of officers and directors of EXCO
                     (included on signature page previously filed)
      27.1**         Financial Data Schedule


      -----------------------
       *     Filed herewith.
       **    Previously Filed.

Financial Statement Schedules

      All schedules and historical financial information are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.


ITEM 17.  Undertakings.

      1. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Registrant's Restated Articles of Incorporation or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      2. The undersigned registrant hereby undertakes that:

      To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

                (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (i) and (ii) will not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

      For the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      It will remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      For purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       3. The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on July 15, 1998.


                                      EXCO RESOURCES, INC.


                                      By:  /s/ DOUGLAS H. MILLER
                                         -------------------------------------
                                           Douglas H. Miller
                                           Chairman and Chief Executive Officer




         Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on July 15, 1998.



         /s/ DOUGLAS H. MILLER                                Chairman, Chief Executive Officer
         -------------------------------
         Douglas H. Miller

         /s/ T.W. EUBANK                                      President, Treasurer, Director
         -------------------------------
         T.W. Eubank

         /s/ J. DOUGLAS RAMSEY                                Chief Financial Officer, Vice President, Director
         -------------------------------                      (Principal Financial and Accounting Officer)
         J. Douglas Ramsey

         T. BOONE PICKENS*                                    Director
         -------------------------------
         T. Boone Pickens

         STEPHEN F. SMITH*                                    Director
         -------------------------------
         Stephen F. Smith

         EARL E. ELLIS*                                       Director
         -------------------------------
         Earl E. Ellis

         J. MICHAEL MUCKLEROY*                                Director
         -------------------------------
         J. Michael Muckleroy

         Douglas H. Miller, by signing his name hereto, does sign and execute this Pre-Effective Amendment No. 3 on Form S-2 to its Registration Statement on behalf of each of the above-named officers and directors of the Registrant on this 15th day of July, 1998, pursuant to powers of attorneys executed on behalf of each of such officers and directors, and previously filed with the Commission.




*By:     /s/ DOUGLAS H. MILLER
    -----------------------------------
         Douglas H. Miller
         Attorney-in-Fact

                                INDEX TO EXHIBITS


      Number         Description
--------------- -------------------------------------------------------------


      2.1            Stock Option Agreement dated May 1, 1998, among EXCO
                     Resources, Inc., on the one hand, and Mr. E.B. Brooks, Jr., on the other, incorporated by reference from the Schedule
                     13D dated May 8, 1998, filed by EXCO in respect of EXCO's
                     acquisition of beneficial ownership of shares of common
                     stock of Gladstone Resources, Inc.
      2.2            Shareholder Agreement dated May 1, 1998, among EXCO
                     Resources, Inc., on the one hand, and Ms. Rebecca B. Feldt, on the other, incorporated by reference from the Schedule
                     13D dated May 8, 1998, filed by EXCO in respect of EXCO's
                     acquisition of beneficial ownership of shares of common
                     stock of Gladstone Resources, Inc.
      2.3            Shareholder Agreement dated May 1, 1998, among EXCO
                     Resources, Inc., on the one hand, and Ms. Carol Brady, on
                     the other, incorporated by reference from the Schedule 13D dated May 8, 1998, filed by EXCO in respect of EXCO's
                     acquisition of beneficial ownership of shares of common
                     stock of Gladstone Resources, Inc.
      2.4            Shareholder Agreement dated May 1, 1998, among EXCO
                     Resources, Inc., on the one hand, and Ms. Deborah Brooks
                     Garrett, on the other, incorporated by reference from the
                     Schedule 13D dated May 8, 1998, filed by EXCO in respect of
                     EXCO's acquisition of beneficial ownership of shares of
                     Common Stock of Gladstone Resources, Inc.
      2.5            Agreement and Plan of Merger dated May 1, 1998, between
                     EXCO Resources, Inc., and Gladstone Resources, Inc.,
                     incorporated by reference from the Schedule 13D dated May
                     8, 1998, filed by EXCO in respect of EXCO's acquisition of beneficial ownership of shares of Common Stock of
                     Gladstone Resources, Inc.
      4.1**          Restated Articles of Incorporation of EXCO, as amended
      4.2**          Restated Bylaws of EXCO, as amended
      4.3**          Specimen Stock Certificate for the Common Stock of EXCO
      4.4**          Form of Letter to Stockholders
      4.5**          Form of Subscription Certificate
      4.6**          Form of Instruction as to Use of Subscription Certificates
      4.7**          Form of Letter to Brokers
      4.8**          Form of Letter to Clients
      4.9**          Form of Notice of Guaranteed Delivery
      4.10**         Form of Guidelines to Form W-9
      4.11**         Form of DTC Participant Oversubscription Exercise Form
      4.12**         Form of Nominee Holder Certificate
      5.1**          Opinion of Haynes and Boone LLP (including the consent of
                     such firm) regarding the legality
                     of securities being offered
      8.1*           Opinion of Haynes and Boone, LLP (including the consent of such firm) as to certain tax matters
      10.1**         Form of Standby Purchase Commitment between EXCO Resources,
                     Inc. on the one hand and Ares Management, L.P. on behalf of
                     Ares Leveraged Investment Fund on the other hand dated
                     __, 1998.
      10.2           Credit Agreement among EXCO Resources, Inc., as borrower,
                     and NationsBank of Texas, N.A., as agent, and financial
                     institutions listed on Schedule I, dated February 11, 1998 filed as an Exhibit to EXCO's Form 8-K dated February 25,
                     1998 and incorporated by reference herein
      10.3           Purchase and Sale Agreement among EXCO Resources, Inc. and
                     Osborne Oil Company, et al., dated January 27, 1998 filed
                     as an Exhibit to EXCO's Form 8-K dated February 25, 1998
                     and incorporated by reference herein
      10.4           Stock Purchase Agreement between EXCO Resources, Inc. and
                     Jacobi-Johnson Energy, Inc., dated May 1, 1998, filed as
                     Exhibit 4.1 to EXCO's Current Report on Form 8-K dated May
                     1, 1998 and incorporated by reference herein.
      10.5           EXCO Resources, Inc. 1998 Stock Option Plan, filed as
                     Appendix A to EXCO's Proxy Statement dated March 17, 1998
                     and incorporated by reference herein.
      10.6**         Form of Standby Purchase Commitment between EXCO
                     Resources, Inc. on the one hand and Oaktree Capital
                     Management, LLC on the other hand dated ________, 1998.
      10.7           Purchase and Sale Agreement dated June 24, 1998 by and
                     between Humphrey Oil Interests, L.P., on the one hand, and
                     EXCO Resources, Inc. on the other filed as an Exhibit to
                     EXCO's Form 8-K dated June 30, 1998 and incorporated by
                     reference herein.
      10.8           Purchase and Sale Agreement dated June 24, 1998 by and
                     between J.M. Hill, Individually and as Trustee, Walter O.
                     Hill and Steven J. Devos on the one hand and EXCO
                     Resources, Inc. on the other filed as an Exhibit to EXCO's
                     Form 8-K dated June 30, 1998 and incorporated by reference herein.
      23.1**         Consent of Haynes and Boone LLP (included as part of its
                     opinions to be filed as Exhibits 5.1 and 8.1)
      23.2*          Consent of Belew Averitt LLP, independent auditors
      23.3*          Consent of Ernst & Young LLP, independent auditors
      23.4*          Consent of Harold L. Ratcliff, C.P.A.
      23.5**         Consent of Milmac Operating Company, independent petroleum engineers
      23.6*          Consent of Lee Keeling and Associates, Inc., independent
                     petroleum engineers
      25.1**         Power of Attorney of officers and directors of EXCO
                     (included on signature page previously filed)
      27.1**         Financial Data Schedule


      -----------------------
       *     Filed herewith.
       **    Previously Filed.